     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE   , 1998.


                                                     REGISTRATION NO. 333--50099
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             PLAYTEX PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       51-0312772
                       (State or other                                                 (I.R.S. Employer
                jurisdiction of incorporation)                                       Identification No.)

                            ------------------------

                              300 NYALA FARMS ROAD
                          WESTPORT, CONNECTICUT 06880
                                 (203) 341-4000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                           PAUL E. YESTRUMSKAS, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              300 NYALA FARMS ROAD
                          WESTPORT, CONNECTICUT 06880
                                 (203) 341-4000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:


                           MITCHELL S. FISHMAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                            ------------------------


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Post-Effective Amendment No. 1.


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                            ------------------------


    THE REGISTRANT HEREBY REQUESTS THAT THIS POST-EFFECTIVE AMENDMENT NO. 1 BECOME EFFECTIVE AS SOON AS PRACTICABLE PURSUANT TO SECTION 8(C) OF THE SECURITIES ACT OF 1933.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



    This Post-Effective Amendment No. 1 is being filed by Playtex Products, Inc. (the "Registrant") to amend the Registration Statement on Form S-3 (No. 333-50099), filed with the Securities and Exchange Commission (the "Commission") on April 15, 1998, and amended on April 23, 1998 and May 15, 1998 (the "Registration Statement'), pursuant to which the Registrant registered an aggregate of 14,611,352 shares of its common stock, par value $.01 per share (the "Common Stock"), to be offered for sale to the public by certain stockholders of the Registrant in two separate offerings, through two separate groups of underwriters (see below). The Commission declared the Registration Statement effective on May 19, 1998 (the "Effective Date").



    On May 21, 1998 the Registrant filed a final Prospectus pursuant to rule 424(b)(4) with respect to the sale of all of the 4,008,063 shares of Common Stock, offered by certain stockholders of the Registrant (the "International Selling Stockholders") for sale initially outside the United States and Canada (the "International Offering").



    The Registration Statement contemplated that, concurrently with the International Offering, other stockholders (the "U.S. Selling Stockholders") of the Registrant would offer to sell 8,610,682 shares of Common Stock in the United States and Canada (the "U.S. Offering") through a separate group of underwriters (the "U.S. Underwriters"). After the Effective Date, however, the U.S. Selling Stockholders and the U.S. Underwriters failed to reach an agreement on the proposed terms of the U.S. Offering and, consequently, the U.S. Offering was not consummated.



    On June 1, 1998, one of the U.S. Selling Stockholders, J.W. Childs Equity Partners, L.P. ("Childs LP"), entered into a "Stock Purchase Agreement" with RCBA Playtex, L.P. (the "U.S. Purchaser") and Richard C. Blum & Associates, Inc. ("Blum"). Pursuant to the Stock Purchase Agreement, Childs LP agreed to sell and the U.S. Purchaser agreed to buy, in each case subject to the satisfaction of certain conditions, 6,000,000 shares of Common Stock for $13.25 per share. Accordingly, this Post-Effective Amendment No. 1 is being filed to amend the form of prospectus included in the Registration Statement to (a) describe the transaction contemplated by the Stock Purchase Agreement and (b) revise the description of the intended plan of distribution of the shares not previously sold. See "Plan of Distribution."

PROSPECTUS



                                 JUNE   , 1998



                                6,000,000 SHARES


                                     [LOGO]

                             PLAYTEX PRODUCTS, INC.

                                  COMMON STOCK
                               ------------------


    All of the 6,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Playtex Products, Inc., a Delaware corporation (the "Company" or "Playtex"), offered hereby are being sold by certain stockholders of the Company (the "U.S. Selling Stockholders") to the U.S. Purchaser for $13.25 per share, or an aggregate purchase price of $79,500,000, net to the U.S. Selling Stockholders, subject to the terms and conditions of a "Stock Purchase Agreement," dated June 1, 1998, between certain of the U.S. Selling Stockholders and the U.S. Purchaser. The U.S. Selling Stockholders of the Company previously had planned to offer to sell up to 8,610,682 shares of Common Stock in the U.S. and Canada (the "Proposed U.S. Offering") through a group of underwriters (the "U.S. Underwriters"). The U.S. Selling Stockholders and the U.S. Underwriters failed to reach an agreement on the proposed terms of the U.S. Offering and, consequently, the U.S. Offering was not consummated. The transaction contemplated by the Stock Purchase Agreement will be referred to herein as the U.S. Direct Sale. The Company will not receive any of the proceeds from the sale of the shares by the U.S. Selling Stockholders. See "Principal and Selling Stockholders."



    On May 21, 1998, other stockholders (the "International Selling Stockholders") of the Company offered 4,008,063 shares of Common Stock outside the United States and Canada (the "International Offering") through a separate group of underwriters (the "International Managers").



    The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "PYX." On June 11, 1998, the last reported sale price of the Common Stock on the NYSE was $15 7/8 per share.


    SEE "RISK FACTORS" (BEGINNING ON PAGE 9) FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is       , 1998.

                      Group photo of Infant Care products


                                   TRADEMARKS


    The Company owns or has the proprietary rights to trademarks for ACTION SPORT-TM-, AVANCE-TM-, BANANA BOAT-REGISTERED TRADEMARK-, BETTER
OFF-REGISTERED TRADEMARK-, BINACA-REGISTERED TRADEMARK-,
BINKY-REGISTERED TRADEMARK-, BIOSUN-TM-, BITE BLOCK-TM-,
CHERUBS-REGISTERED TRADEMARK-, CHUBS-REGISTERED TRADEMARK-, COMFORTFLOW-REGISTERED TRADEMARK-, COOLSTRAW-TM-, DENTAX-REGISTERED TRADEMARK-, DIAPARENE-REGISTERED TRADEMARK-, DOROTHY GRAY-REGISTERED TRADEMARK-, DROP-INS-REGISTERED TRADEMARK-, EAZY-FEED-TM-, GENTLE
GLIDE-REGISTERED TRADEMARK-, GET ON THE BOAT-REGISTERED TRADEMARK-, HANDSAVER-REGISTERED TRADEMARK-, HEATCARE-REGISTERED TRADEMARK-, JHIRMACK-REGISTERED TRADEMARK-, LIVING-REGISTERED TRADEMARK-, LUNCHKINS-TM-, MOST LIKE MOTHER-REGISTERED TRADEMARK-, MR. BUBBLE-REGISTERED TRADEMARK-, NATURAL ACTION-REGISTERED TRADEMARK-, OGILVIE-REGISTERED TRADEMARK-, PLAYTEX-REGISTERED TRADEMARK-, PORTABLES-REGISTERED TRADEMARK-, QUIKBLOK-TM-, QUICKSTRAW-REGISTERED TRADEMARK-, SAFE 'N SURE-TM-, SILK
GLIDE-REGISTERED TRADEMARK-, SLIMFITS-REGISTERED TRADEMARK-, SOFT COMFORT-REGISTERED TRADEMARK-, SPILL-PROOF-TM-, TAN
EXPRESS-REGISTERED TRADEMARK-, TEK-REGISTERED TRADEMARK-, TUSSY AND WET ONES-REGISTERED TRADEMARK-. The Company also owns a royalty-free license in perpetuity to the WOOLITE-Registered Trademark- trademark for rug and upholstery cleaning products in the United States and Canada. This Prospectus also contains product names, trademarks and trade names of other companies.

                     Group photo of Feminine Care products:

                        Group photo of Sun Care products

            Group photo of Household and Personal Grooming products

                               PROSPECTUS SUMMARY


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED THE SOURCE OF ALL MARKET SHARE AND CATEGORY GROWTH DATA IN THIS PROSPECTUS IS AC NIELSEN CORPORATION, AND SUCH DATA INCLUDES DATA REPORTED BY FOOD STORES, DRUG STORES AND MASS MERCHANDISERS. UNLESS THE CONTEXT INDICATES OR OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "PLAYTEX" OR THE "COMPANY" ARE TO PLAYTEX PRODUCTS, INC. AND ITS SUBSIDIARIES ON A CONSOLIDATED BASIS, AND REFERENCES TO THE BUSINESS OF THE COMPANY INCLUDE (I) THE BUSINESS OF PERSONAL CARE HOLDINGS, INC., (II) THE BUSINESS OF CAREWELL INDUSTRIES, INC. AND (III) THE PACIFIER BUSINESS OF BINKY-GRIPTIGHT, INC., EACH OF WHICH WAS ACQUIRED BY PLAYTEX IN JANUARY 1998.


    STATEMENT OF OPERATIONS DATA IDENTIFIED IN THIS PROSPECTUS AS "PRO FORMA" ARE UNAUDITED AND (I) FOR THE COMPANY'S 1997 FISCAL YEAR, GIVE EFFECT TO SUCH ACQUISITIONS AND THE COMPANY'S JULY 1997 REFINANCING OF ITS SENIOR INDEBTEDNESS (THE "1997 REFINANCING") AS IF THEY HAD OCCURRED ON DECEMBER 29, 1996, THE FIRST DAY OF SUCH FISCAL YEAR AND (II) FOR THE THREE MONTHS ENDED MARCH 28, 1998, GIVE EFFECT TO SUCH ACQUISITIONS AS IF THEY HAD OCCURRED ON DECEMBER 28, 1997, THE FIRST DAY OF SUCH THREE MONTH PERIOD. PRO FORMA FINANCIAL DATA ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSIDERED INDICATIVE OF THE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF THE COMPANY IF SUCH TRANSACTIONS HAD BEEN CONSUMMATED ON THE DATES INDICATED OR OF THE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF THE COMPANY AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD. SEE "PRO FORMA CONSOLIDATED FINANCIAL DATA." THE PRO FORMA ADJUSTMENTS DO NOT GIVE EFFECT TO CONSOLIDATION SAVINGS OR OTHER CHANGES IN REVENUE OR OTHER COSTS OF THE ACQUIRED COMPANIES THAT MAY OCCUR SUBSEQUENT TO THEIR ACQUISITION BY THE COMPANY.

THE COMPANY

    The Company is a leading manufacturer and marketer of a diversified line of well-recognized branded consumer products, including PLAYTEX Infant Care products, PLAYTEX tampons, BANANA BOAT Sun Care products, PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products. Through the acquisitions of Personal Care Holdings, Inc. ("PCH"), Carewell Industries, Inc. ("Carewell") and the pacifier business of Binky-Griptight, Inc. ("Binky" and, collectively with PCH and Carewell, the "Acquisitions") in January 1998, the Company acquired a number of additional widely-recognized branded consumer products to further strengthen its product lines, including CHUBS baby wipes, WET ONES pre-moistened towelettes, BINKY pacifiers, MR. BUBBLE children's bubble bath products, BINACA breath spray and drops, OGILVIE home permanent products and DENTAX oral care products. The Company generated net sales of $172.7 million and $500.6 million and EBITDA (as defined) of $43.7 million and $120.1 million for the three months ended March 28, 1998 and the twelve months ended December 27, 1997, respectively. On a Pro Forma basis, the Company would have generated net sales of $179.4 million and $635.5 million and EBITDA of $39.2 million and $134.8 million for the three months ended March 28, 1998 and the twelve months ended December 27, 1997, respectively.

    The following table sets forth the Company's principal product lines, primary brand names making up each of these product lines on a Pro Forma basis and certain related data for 1997 on an actual and Pro Forma basis:

                                                                         1997 ACTUAL                   1997 PRO FORMA
                                                                ------------------------------  ----------------------------
                                                                  NET SALES      PERCENT OF       NET SALES     PERCENT OF
PRODUCT LINE                       PRIMARY BRAND NAMES          (IN MILLIONS)     NET SALES     (IN MILLIONS)    NET SALES
--------------------------  ----------------------------------  -------------  ---------------  -------------  -------------
Infant Care...............  PLAYTEX, CHUBS, WET ONES, MR.         $   124.0              25%      $   212.6             33%
                            BUBBLE, BINKY
Feminine Care.............  PLAYTEX                                   201.5              40           201.5             32
Sun Care..................  BANANA BOAT, BIOSUN                        95.7              19            95.7             15
Personal Grooming.........  OGILVIE, BINACA, JHIRMACK, TEK,            24.1               5            70.4             11
                            DENTAX
Household Products........  PLAYTEX, WOOLITE                           55.3              11            55.3              9
                                                                     ------             ---          ------            ---
Total.....................                                        $   500.6             100%      $   635.5            100%
                                                                     ------             ---          ------            ---
                                                                     ------             ---          ------            ---

COMPETITIVE STRENGTHS

    The Company believes it is distinguished by the following competitive strengths:

    BALANCED PORTFOLIO OF CONSUMER BUSINESSES. As a result of internal growth and five acquisitions since 1994, the Company has built a balanced portfolio of diversified consumer businesses, thereby reducing its dependence on any single category. Infant Care is now the Company's single largest business with 33% of Pro Forma net sales, followed by Feminine Care with 32% and Sun Care with 15%. In 1994, Feminine Care accounted for 54% of net sales, while Infant Care accounted for only 16% of net sales and Sun Care accounted for 10% of net sales. The Company expects Feminine Care to continue to constitute a smaller component of its overall business as a result of anticipated above-average growth in Infant Care and Sun Care and further acquisitions in its non-Feminine Care businesses.

    EXCEPTIONAL CONSUMER FRANCHISES IN ATTRACTIVE CATEGORIES. The Company's primary brand names are well-known and respected by both consumers and retailers for their high product quality. In addition, the Company believes that the core categories in which it competes are inherently attractive. The infant care category has grown at a compound annual rate of 7% since 1994 primarily due to the introduction of new products to the category. The sun care category has grown at a compound annual rate of 8% since 1994 due primarily to increased consumer awareness of the importance of sun protection. Further, the Company believes that both the infant care and sun care categories are consolidating and that this consolidation favors market leaders, such as the Company, with marketing expertise, broad product lines and national distribution. The feminine care category is characterized by slow but steady growth, a high degree of customer brand loyalty and a relatively low sensitivity to economic cycles.

    CONSUMER-FOCUSED PRODUCT INNOVATION. The Company devotes significant resources and attention to product innovation and consumer research to develop products which offer new and distinctive benefits to its consumers. This product innovation has enabled the Company to increase its net sales and market share in both the infant care and sun care categories. In the Infant Care business, the Company's net sales grew at a compound annual rate of 17% between 1994 and 1997, while its dollar market share increased from 30% to 39% over the same period. In the Sun Care business, the Company's net sales grew at a compound annual rate of 25% between 1994 and 1997 and its unit market share increased from approximately 16% in 1994 to 20% in 1997.

    WELL-ESTABLISHED DISTRIBUTION CHANNELS. The Company's products are distributed in virtually every major food chain, drug chain, mass merchandiser and price club in the United States through a combination of direct sales personnel and independent brokers. This depth and breadth of distribution permits the Company to rapidly introduce new products and to quickly realize synergies in integrating acquired product lines. To further enhance its relationship with its retailers, the Company is focusing sales and marketing efforts on category management programs. In these programs, the Company works with retailers to increase category sales and profitability through detailed analysis of consumer buying habits and improved merchandising techniques. The Company believes that such programs strengthen the relationship between the Company and the retailer and increase the Company's sales.

    STRONG AND STABLE CASH FLOWS. The strength of the Company's consumer franchise and brand names is reflected in its consistently strong cash flows and operating margins. These characteristics, together with relatively low levels of capital expenditures, provide the Company with financial flexibility to implement its growth strategy. In addition, the Company benefits from operating and financial leverage. Given the predominantly fixed nature of the Company's depreciation, amortization and interest expense, relatively small increases in sales translate into disproportionately large increases in earnings per share.

GROWTH STRATEGY

    In 1995, partnerships managed by Haas Wheat & Partners Incorporated ("Haas Wheat"), a private investment firm, invested $180 million in the Company. The proceeds of the equity investment were used by the Company to reduce bank debt and increase its operating and financial flexibility. In addition, Michael R. Gallagher, a seasoned executive with over 29 years of consumer marketing and general management experience, was appointed chief executive officer to lead the Company's growth strategy, the principal features of which are outlined below.

    CONTINUE SALES GROWTH THROUGH PRODUCT INNOVATION. The Company intends to grow its existing product lines through continued product innovation supported by creative merchandising techniques and strong consumer marketing programs. In December 1997, the Company introduced (i) 11 new Infant Care items, including proprietary new offerings in each of the hard bottle and pacifier segments, (ii) 14 new Sun Care products and (iii) Odor Absorbing GENTLE GLIDE, a plastic applicator tampon with an all-natural material which absorbs odors without the use of a fragrance or deodorant. The Company intends to apply the same emphasis on new product development to the brands acquired in the Acquisitions.

    MAKE ADDITIONAL SYNERGISTIC ACQUISITIONS. The Company intends to accelerate its growth in net sales and cash flow by acquiring brands with growth potential in attractive categories. The Company seeks to acquire other consumer product companies or brands whose products may be sold through the Company's distribution channels and that would benefit from the PLAYTEX brand name or the Company's expertise in marketing, sales and product development. The acquisition of the BANANA BOAT product line demonstrates the Company's ability to add value to the businesses it acquires. Since the Company first acquired the distribution rights to the BANANA BOAT brand name, its unit market share has grown from approximately 12% in 1992 to 20% in 1997, principally as a result of new product introductions and significant improvements in the brand's distribution and marketing. The acquisitions of WOOLITE, PCH, Carewell and Binky are further examples of how the Company intends to aggressively grow through acquisitions of complementary, or closely related, businesses.

    SELECTIVELY EXTEND BRANDS INTO NEW PRODUCT CATEGORIES. The Company intends to extend its portfolio of brand names into new product categories to capitalize on its brand name recognition, its reputation for customer-focused product development and its well-established distribution network. Initially, the Company plans to focus on higher growth personal care categories closely related to the Company's existing businesses.

    BUILD INTERNATIONAL SALES. Historically, less than 5% of the Company's net sales have been generated outside the United States and Canada. In recent years, the Company has built a sales and marketing team dedicated to strengthening the Company's competitive position overseas. The team is currently seeking to identify strong local partners to distribute the Company's products abroad and is also seeking to capitalize on its strong domestic relationship with key U.S. retailers with international operations, such as Toys "R" Us, Inc. and Wal-Mart Stores, Inc. ("Wal-Mart"). The Company intends to focus its initial efforts on its Infant Care and Sun Care products, primarily in Europe, Latin America and the Pacific Rim.

RECENT DEVELOPMENTS

    RECENT ACQUISITIONS. On January 28, 1998, the Company acquired PCH for approximately $91 million in cash and 9,257,345 shares of Common Stock. PCH manufactures and markets a number of leading consumer product brands, including WET ONES pre-moistened towelettes, CHUBS baby wipes, OGILVIE home permanent products, BINACA breath spray and drops, MR. BUBBLE children's bubble bath products, DIAPARENE infant care products, TUSSY deodorants, DOROTHY GRAY skin care products and BETTER OFF depilatories. The cash portion of the consideration paid for PCH was financed with borrowings under an existing term loan agreement which was amended concurrently with the PCH transaction. The acquisition was accounted for as a purchase.

    On January 6, 1998, the Company acquired Carewell for approximately $9.2 million in cash. Carewell manufactures and markets the DENTAX line of toothbrushes, toothpaste and dental floss for distribution through food stores, drug chains and mass merchandisers. On January 26, 1998, the Company acquired certain tangible and intangible assets related to the BINKY pacifier business from Binky-Griptight, Inc. for approximately $1.2 million in cash and the issuance of a $0.5 million note payable due July 27, 1998. Both acquisitions were financed with borrowings under the Company's revolving credit facility and were accounted for as purchases.

                            ------------------------

    The Company was incorporated in Delaware on September 1, 1988. The Company's principal executive office is located at 300 Nyala Farms Road, Westport, Connecticut 06880, and its telephone number is (203) 341-4000.

                                 THE OFFERINGS


Common Stock offered by the U.S. Selling
  Stockholders...............................  6,000,000 shares
Common Stock offered by the International
  Selling Stockholders.......................  4,008,063 shares (1)
Common Stock to be outstanding before and
  after the U.S. Direct Sale and the
  International Offering.....................  60,296,851 shares (2)
Use of proceeds..............................  The Company will not receive any proceeds from the U.S. Direct Sale or the
                                               International Offering unless the
                                               International Manager's over-allotment option
                                               is exercised in whole or in part. If this
                                               option is exercised, the Company intends to
                                               use the proceeds to repay borrowings under
                                               the Credit Facilities (as defined).
Listing......................................  The Common Stock is listed on the NYSE under the symbol "PYX."


------------------------


(1) Offered by the International Managers in a separate offering exclusively outside the United States and Canada pursuant to a Prospectus dated May 21, 1998.



(2) Excludes 4,887,971 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Stock Option Plan. On June 4, 1998, at the annual meeting, the Company's stockholders approved an amendment to the 1994 Stock Option Plan increasing the number of shares of Common Stock available for issuance upon exercise of options and SARs by 2,000,000 (the "Stock Option Amendment"). See Note 9 of Notes to the Consolidated Financial Statements (as defined) included elsewhere in this Prospectus.


                                  RISK FACTORS

    Prospective purchasers of the Common Stock offered hereby should carefully consider the information set forth in this Prospectus, including the factors set forth under "Risk Factors" beginning on page 9, before making an investment in the Common Stock.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following tables present certain consolidated historical financial data concerning the Company for each of the periods specified and summary Pro Forma financial data for the three months ended March 28, 1998 and for the twelve months ended December 27, 1997. The historical information as of and for each of the three months ended March 28, 1998 and March 29, 1997 is derived from the unaudited financial statements of the Company. The historical information as of and for each of the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995 is derived from the audited consolidated financial statements of the Company for such periods. The Company's consolidated financial statements as of December 27, 1997 and December 28, 1996 and for the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report thereon which, together with the Company's consolidated financial statements and related notes thereto (the "Consolidated Financial Statements"), appears elsewhere in this Prospectus. The unaudited summary Pro Forma financial data for the twelve months ended December 27, 1997 give effect to the Acquisitions and the 1997 Refinancing as if they had occurred on December 29, 1996, the first day of the Company's 1997 fiscal year. The unaudited summary Pro Forma financial data for the three months ended March 28, 1998 give effect to the Acquisitions as if they had occurred on December 28, 1997, the first day of such period. The Pro Forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable, and do not give effect to consolidation savings or other changes in revenue or other costs of the Acquisitions that may occur subsequent to their acquisition by the Company. The unaudited Pro Forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the 1997 Refinancing and the Acquisitions been consummated at the beginning of the period presented or that might be attained in the future. The following table should be read in conjunction with "Pro Forma Consolidated Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                                       THREE MONTHS ENDED
                                                                               -----------------------------------
                                                                                PRO FORMA
                                                                                MARCH 28,   MARCH 28,   MARCH 29,
                                                                                  1998         1998        1997
                                                                               -----------  ----------  ----------
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE
                                                                                              DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................................................   $ 179,423   $  172,689  $  136,410
Gross profit.................................................................     102,439       99,743      84,106
Operating expenses (1).......................................................      65,431       58,160      50,204
Operating earnings...........................................................      32,761       37,719      30,679
Net earnings.................................................................   $   7,946   $   11,310  $    7,848
Net earnings per share (basic and diluted)...................................   $    0.13   $     0.20  $     0.15
                                                                               -----------  ----------  ----------
                                                                               -----------  ----------  ----------
Weighted average shares outstanding:
  Basic......................................................................      60,229       56,969      50,901
  Diluted....................................................................      60,985       57,725      51,094
OTHER DATA:
EBITDA (2)...................................................................   $  39,247   $   43,652  $   35,789
Amortization of intangible assets............................................       4,247        3,864       3,223
Depreciation.................................................................       2,239        2,069       1,887
Interest expense, net........................................................      18,552       17,950      16,282
Capital expenditures.........................................................       2,278        2,278       2,426
BALANCE SHEET DATA (AT PERIOD END):
Working capital..............................................................               $   96,006  $   56,402
Total assets.................................................................                  921,590     652,558
Total long-term debt (3).....................................................                  862,275     737,800
Common stock and other stockholders' equity (deficit)........................                 (164,559)   (268,063)
                                                                                         (NOTES ON FOLLOWING PAGE)

                                                                          TWELVE MONTHS ENDED
                                                         ------------------------------------------------------
                                                          PRO FORMA
                                                         DECEMBER 27,  DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                             1997          1997          1996          1995
                                                         ------------  ------------  ------------  ------------

                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................................   $  635,544    $  500,632    $  498,742    $  483,581
Gross profit...........................................      371,724       304,652       306,230       295,452
Operating expenses (1).................................      246,763       192,056       194,184       195,457
Operating earnings.....................................      107,176        99,702        99,200        82,286
Earnings before extraordinary items (4)................       17,246        18,731        18,199         2,774
Net earnings (loss)....................................   $   14,086    $   14,653    $   18,199    $   (5,161)
Earnings (loss) per share (basic and diluted):
  Earnings before extraordinary items (4)..............   $     0.29    $     0.37    $     0.36    $     0.07
                                                         ------------  ------------  ------------  ------------
                                                         ------------  ------------  ------------  ------------
  Net earnings (loss)..................................   $     0.23    $     0.29    $     0.36    $    (0.12)
                                                         ------------  ------------  ------------  ------------
                                                         ------------  ------------  ------------  ------------
Weighted average shares outstanding:
  Basic................................................       60,180        50,923        50,883        42,309
  Diluted..............................................       60,263        51,006        50,939        42,342
OTHER DATA:
EBITDA (2).............................................   $  134,800    $  120,116    $  120,975    $  108,491(5)
Amortization of intangible assets......................       17,785        12,894        12,846        11,268
Write-off of intangible assets.........................       --            --            --             6,441
Depreciation...........................................        9,839         7,520         8,929         8,496
Interest expense, net..................................       74,111        64,470        64,860        71,361
Capital expenditures...................................       11,214         9,004         9,740        12,395
BALANCE SHEET DATA (AT PERIOD END):
Working capital........................................                 $   56,402    $    6,522    $   28,637
Total assets...........................................                    652,558       660,331       682,861
Total long-term debt (3)...............................                    737,800       739,700       790,050
Common stock and other stockholders' equity
  (deficit)............................................                   (268,063)     (282,727)     (300,976)

------------------------

(1) Excludes amortization of intangibles of $4.2 million for the 1998 Pro Forma and $3.9 million and $3.2 million for the historical three months ended March 28, 1998 and March 29, 1997. Excludes amortization of intangibles of $17.8 million for the 1997 Pro Forma and $12.9 million, $12.8 million and $11.3 million for historical 1997, 1996 and 1995 periods, respectively, and in 1995, the write-off of the unamortized balance of certain intangible assets of $6.4 million. See Note 10 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

(2) EBITDA is defined as operating earnings plus depreciation and amortization. EBITDA should not be considered as an alternative to operating earnings
    (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of the Company's ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used.

(3) Includes current portion of long-term debt and excludes obligations due to related party of $78.4 million. See Note 7 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

                                             (NOTES CONTINUED ON FOLLOWING PAGE)

(NOTES FROM PRECEDING PAGE)

(4) Extraordinary loss of $4.1 million and $7.9 million in 1997 and 1995 resulted from the write-off of unamortized deferred financing costs, net of taxes, associated with the early extinguishment of debt. The 1997 Pro Forma includes the extraordinary loss of $4.1 million that resulted from the write-off of unamortized deferred financing costs, net of taxes, offset by the extraordinary gain of $0.9 million that resulted from early retirement of indebtedness, net of taxes.

(5) Excludes the write-off of intangible assets of $6.4 million.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus contains and incorporates statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipates," "intends," "plans," "believes," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's highly leveraged capital structure, its substantial principal repayment obligations, price and product changes and promotional activity by competitors, the loss of a significant customer, the difficulties of integrating acquisitions, adverse publicity and product liability claims and dependence on key employees. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly those set forth herein under "Risk Factors." The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company and investors, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BEFORE INVESTING IN THE COMMON STOCK OFFERED HEREBY.

HIGH LEVERAGE AND SUBSTANTIAL DEBT SERVICE REQUIREMENTS

    As of March 28, 1998, the Company's long-term debt was $862.3 million excluding $78.4 million due to a related party and the Company's stockholders' deficit was $164.6 million. See "Capitalization." The Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness.

    The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including, but not limited to, (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (iv) such indebtedness contains, and any refinancing thereof likely will contain, financial and restrictive covenants, including covenants restricting the ability of the Company to pay dividends, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company.

RISK OF PRINCIPAL REPAYMENT OBLIGATIONS

    The Company has substantial principal repayment obligations. In 2003, the Company will be required to have fully repaid its borrowings under the $250 million Term Loan Agreement among the Company, various financial institutions, DLJ Capital Funding, Inc. ("DLJ Capital Funding"), and the facility manager thereunder (the "1997 Term Loan") and under the $170 million Credit Agreement among the Company, the several lenders from time to time party thereto, DLJ Capital Funding and the agent thereunder (the "1997 Credit Agreement" and, together with the 1997 Term Loan, the "Credit Facilities"). The Company's 9% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") will mature on December 15, 2003 and the Company's 8 7/8% Senior Notes due 2004 (the "Senior Notes" and, together with the Senior Subordinated Notes, the "Notes") will mature on July 15, 2004. The Company believes that it will generate sufficient cash flow from operations to be able to make the scheduled payments of interest and principal under the Credit Facilities and interest payments on the Notes; however, the Company does not expect to generate sufficient cash flow from operations to make the $360 million principal payment due in 2003 on the Senior Subordinated Notes or the $150 million principal payment due in 2004 on the Senior Notes. Accordingly, the Company will be required either to refinance its obligations with respect to the Notes prior to maturity, sell assets or raise equity capital to repay the principal amount of the Notes. The Company's ability to make scheduled principal payments, refinance its obligations with respect to its indebtedness, sell assets or raise equity capital depends on its financial and operating performance, which, in turn, is subject in part to prevailing economic conditions and to financial, business and other factors beyond the Company's control. Although the Company's cash flow from its operations and borrowings have been sufficient to meet its historical debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient or that future borrowing facilities will be available for the payment or refinancing of the Company's indebtedness.

    In the event the Company is unable to make required payments or otherwise comply with the terms of its indebtedness, including borrowings under the Credit Facilities and the Notes, the holders of such indebtedness could accelerate the obligations of the Company thereunder, which could result in the Company's being forced to seek protection under applicable bankruptcy laws or in an involuntary bankruptcy proceeding being brought against the Company. Under such circumstances, the holders of the Common Stock would be adversely affected.

CONTROL OF THE COMPANY


    As of May 10, 1998 Haas Wheat held, and after the U.S. Direct Sale and International Offering will continue to hold, approximately 33.2% of the outstanding shares of Common Stock of the Company (assuming the exercise of all outstanding stock options) and will likely continue to exercise control over the business of the Company by virtue of its voting power with respect to the election of directors and actions requiring stockholder approval. See "Management" and "Principal and Selling Stockholders."


COMPETITIVE RETAIL ENVIRONMENT

    The markets for the Company's products are highly competitive and are characterized by the frequent introduction of new products. The success of new and replacement products is highly dependent on consumer acceptance, the effectiveness of the Company's marketing efforts and the actions of the Company's competitors. The Company believes that the market for consumer products will continue to be highly competitive and that the level of competition could intensify in the future as a result of higher spending for advertising and promotion, new product initiatives and continued activity in the private label sector. The Company's competitors consist of a large number of companies, some of which have significantly greater financial resources than the Company. The Company's major competitors are The Procter & Gamble Company ("Procter & Gamble"), Kimberly-Clark Corporation and Johnson & Johnson. In addition, consumer products are subject to significant price competition. There can be no assurance that the Company will not be forced to engage in price-cutting initiatives for products to respond to competitive and consumer pressures. The failure of the Company's sales volume to grow sufficiently to improve overall revenues and income as a result of a competitive price reduction could have a material adverse effect on the financial performance of the Company. See "Business--Competition."

DEPENDENCE ON KEY CUSTOMERS

    Certain customers are material to the business and operations of the Company. In each of 1997, 1996 and 1995 sales to Wal-Mart represented over 10% of the net sales of the Company. While no other single customer accounted for more than 10% of the Company's net sales over the past three years, aggregate net sales to the Company's next three largest customers represented approximately 14% in 1997, 12% in 1996 and 12% in 1995 of the aggregate net sales of the Company. The Company does not expect the Acquisitions to materially increase this concentration. The loss of sales to Wal-Mart could have a material adverse effect on the business and operations of the Company. See "Business--Customers and Backlogs" and Note 15 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

RISKS ATTENDANT TO ACQUISITION STRATEGY

    The Company regularly considers the acquisition of other companies engaged in the manufacture and sale of related products. At any given time, the Company may be in various stages of considering such opportunities. Such acquisitions are subject to the negotiation of definitive agreements and to conditions typical in acquisition transactions, certain of which conditions may be beyond the Company's control. There is no assurance that the Company will be able to identify desirable acquisition candidates or will be successful in entering into definitive agreements with respect to desirable acquisitions. Moreover, even if definitive agreements are entered into, there is no assurance that any future acquisition will thereafter be completed or, if completed, that the anticipated benefits of the acquisition will be realized. The process of integrating acquired operations, including those acquired in the Acquisitions, into the Company's operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. Future acquisitions by the Company could result in the incurrence of additional debt and contingent liabilities, which could have a material adverse effect on the Company's financial condition and results of operations.

ADVERSE PUBLICITY; PRODUCT LIABILITY

    As a manufacturer and distributor of consumer products, the Company's results of operations are highly susceptible to adverse publicity regarding the quality or safety of the Company's products or product ingredients. In particular, product liability claims challenging the safety of the Company's products or those of its competitors, particularly in the infant care area, may result in a sharp decline in sales for certain products which could adversely affect the Company's results of operations. This is true even if the claims themselves are ultimately settled for non-material amounts. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future or as to their impact on the Company. See "--TSS Litigation."

DEPENDENCE ON KEY EMPLOYEES

    The operation of the Company requires managerial and operational expertise. There can be no assurance that any of the Company's key employees will remain in the Company's employ. The loss of such key personnel could have a material adverse effect on the Company's operations. The Company does not maintain "key man" life insurance policies on any of its executive officers.

TSS LITIGATION

    Since 1980, the Company has been engaged in the defense of toxic shock syndrome ("TSS") claims relating to the use of tampons. During the mid-1980's, there were approximately 200 pending claims at any one time relating to PLAYTEX tampons. As of March 28, 1998, there were approximately nine pending claims, although additional claims may be made in the future. Three of the currently pending claims relate to incidents of TSS prior to December 1, 1995, for which period the Company maintained a self-insurance program and carried no insurance with respect to such claims with third parties. Effective December 1, 1995, the Company obtained insurance coverage with certain limits in excess of a deductible of $1 million per occurrence and $4 million in the aggregate, on claims occurring on or after December 1, 1995. Due to the inherent uncertainty of litigation, the Company may be subject to adverse judgments which could be substantial in amount and would not be covered by insurance. See "Business--Legal Proceedings."

                                  THE COMPANY

    The Company is a leading manufacturer and marketer of a diversified line of well-recognized branded consumer products, including PLAYTEX Infant Care products, PLAYTEX tampons, BANANA BOAT Sun Care products, PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products. Through the Acquisitions in January 1998, the Company acquired a number of additional widely-recognized branded consumer products to further strengthen its product line, including CHUBS baby wipes, WET ONES pre-moistened towelettes, BINKY pacifiers, MR. BUBBLE children's bubble bath products, BINACA breath spray and drops, OGILVIE home permanent products and DENTAX oral care products. The Company generated net sales of $172.7 million and $500.6 million and EBITDA of $43.7 million and $120.1 million for the three months ended March 28, 1998 and the twelve months ended December 27, 1997, respectively. On a Pro Forma basis, the Company generated net sales of $179.4 million and $635.5 million and EBITDA of $39.2 million and $134.8 million for the three months ended March 28, 1998 and the twelve months ended December 27, 1997, respectively.

HISTORY AND BACKGROUND

    The Playtex businesses were founded in 1932 under the name International Latex Company and operated for many years prior to 1986 under the name International Playtex, Inc. ("IPI"). In the mid-1950's, using the latex technology developed for the manufacture of girdles, IPI began to market household gloves, the first of many products to constitute its Family Products division. Through the marketing of gloves, the addition of disposable nursers in the mid-1960's and the acquisition in 1967 and subsequent expansion of its tampon manufacturing business, Playtex established a major presence in the drug store, supermarket and mass merchandise channels of distribution.

    In 1986, IPI was the subject of a management leveraged buyout and, in 1988, the Company, which was formed by certain management investors and The Thomas H. Lee Company, acquired the Family Products business from Playtex Holdings, Inc. ("PHI"), the successor to IPI. Concurrently, Playtex Apparel, Inc. ("Apparel"), which manufactured women's intimate apparel, was divested to a partnership owned by operating management of that business. In November 1991, Apparel was sold to Sara Lee Corporation ("Sara Lee"). There is no longer any corporate relationship between the Company and Sara Lee or Apparel, except that the Company and Apparel each own 50% of the stock of Playtex Marketing Corporation ("Playtex Marketing"), which owns the PLAYTEX and LIVING trademarks and licenses them on a royalty-free basis in perpetuity to the Company.

    In December 1992, the Company acquired, for $5 million, a 22% common equity interest in Banana Boat Holding Corporation ("BBH") in conjunction with the acquisition by BBH's wholly-owned subsidiary, Sun Pharmaceuticals Corp. ("Sun"), of the assets and certain liabilities of Sun Pharmaceuticals, Ltd. BBH was controlled by Thomas H. Lee Equity Partners, L.P. and other affiliates and employees of The Thomas H. Lee Company. Sun manufactured and marketed a line of sun and skin care products in the United States and abroad under the BANANA BOAT trademark. Concurrently with its acquisition of the equity interest in BBH, the Company entered into a distribution agreement with Sun under which it distributed BANANA BOAT sun and skin care products for Sun from November 1993 to October 1995.

    On February 28, 1995, the Company acquired the assets of the WOOLITE rug and upholstery cleaning products business ("WOOLITE") from Reckitt & Colman PLC ("R&C") under an exclusive, royalty-free trademark license in perpetuity in the United States and Canada.

    On June 6, 1995, the Company sold 20 million shares of Common Stock at a price of $9.00 per share, for an aggregate purchase price of $180 million (the "Investment") to HWH Capital Partners, L.P., HWH Valentine Partners, L.P. and HWH Surplus Valentine Partners, L.P. (collectively, the "Investors"), each a Delaware limited partnership managed by Haas Wheat, pursuant to a Stock Purchase Agreement, dated as of March 17, 1995, between the Company and the Investors (the "Stock Purchase Agreement"). The Investors' shares constituted approximately 40% of the Company's outstanding Common Stock at the time of the Investment and designees of the Investors were elected by the Company's stockholders as a simple majority of the Board of Directors. Concurrent with the Investment, the Company entered into a new bank credit agreement and, together with the Investment, the net proceeds were used by the Company to refinance all outstanding borrowings under the Company's prior credit agreement.

    On October 31, 1995, the Company and BBH Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Company, acquired all of the issued and outstanding common shares of BBH not previously owned by the Company (the "BBH Acquisition"). Following the BBH Acquisition, the Company's equity ownership of BBH increased from 22% to 100% and the Company's interest in the operating profits from the sale of BANANA BOAT products increased to 100%. Concurrently with the BBH Acquisition, the distribution agreement between the Company and BBH was terminated. On March 22, 1996, BBH was merged with and into Sun, with Sun being the surviving corporation.

RECENT ACQUISITIONS

    On January 28, 1998, the Company acquired PCH for approximately $91 million in cash and 9,257,345 shares of Common Stock. PCH manufactures and markets a number of leading consumer product brands, including WET ONES pre-moistened towelettes, CHUBS baby wipes, OGILVIE home permanent products, BINACA breath spray and drops, MR. BUBBLE children's bubble bath products, DIAPARENE infant care products, TUSSY deodorant, DOROTHY GRAY skin care products and BETTER OFF depilatories. The cash portion of the consideration paid for PCH was financed under the 1997 Term Loan which was amended concurrently with the PCH transaction. The acquisition was accounted for as a purchase.

    On January 6, 1998, the Company acquired Carewell for approximately $9.2 million in cash. Carewell manufactures and markets the DENTAX line of toothbrushes, toothpaste and dental floss for distribution through food stores, drug chains and mass merchandisers. On January 26, 1998, the Company acquired Binky for approximately $1.2 million in cash and the issuance of a $0.5 million note payable due July 27, 1998. Both acquisitions were financed with borrowings under the Company's revolving credit facility and were accounted for as purchases.

                                USE OF PROCEEDS


    The Company will not receive any of the proceeds from the sale of the Common Stock offered by the U.S. Selling Stockholders. However, in the event the over-allotment option relating to the International Offering is exercised, the Company will be required to sell up to 601,209 shares of Common Stock and will receive net proceeds of $7.5 million (based on the offering price of $13.875 per share). Any funds received from such sale will be used to pay down variable interest rate indebtedness under the Credit Facilities. The expenses of preparing and filing the Registration Statement of which this Prospectus forms a part are being paid by the Company except that the U.S. Selling Stockholders are bearing the cost of their own legal counsel.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    The Common Stock is traded on the NYSE under the symbol "PYX." The table below sets forth the high and low sale prices for the Common Stock as reported on the NYSE for the periods indicated. The last reported sale price of the Common Stock on the NYSE on June 11, 1998 was $15 7/8 per share.



                                                                                                     PRICE RANGE
                                                                                                ----------------------
                                                                                                   HIGH         LOW
                                                                                                   -----        ---
FISCAL 1998:
  First Quarter...............................................................................   $      141 /16 $       97/16
  Second Quarter (through June 11, 1998)......................................................          163/8        133/4

FISCAL 1997:
  First Quarter...............................................................................   $      113/4 $       77/8
  Second Quarter..............................................................................          111/2         9
  Third Quarter...............................................................................          101/4         813/16
  Fourth Quarter..............................................................................          11           9

FISCAL 1996:
  First Quarter...............................................................................   $       85/8 $       65/8
  Second Quarter..............................................................................          103/8         71/8
  Third Quarter...............................................................................           91/2         71/2
  Fourth Quarter..............................................................................           91/2         71/8


    The Company has not paid any cash dividends on shares of the Common Stock. The Company presently anticipates that all of its future earnings will be retained for development of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Additionally, the Credit Facilities and the Notes limit the Company's ability to pay dividends or make other distributions on the Common Stock. The payment of any future dividends will be at the discretion of the Company's Board of Directors (the "Board") and will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the Board.

    As of December 27, 1997, the Company had 406 stockholders of record.

                                 CAPITALIZATION

    The following table sets forth the debt due within twelve months and capitalization of the Company at March 28, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Selected Historical Consolidated Financial Data". This table should be read in conjunction with the Consolidated Financial Statements incorporated by reference herein.

                                                                                                 MARCH 28, 1998
                                                                                              --------------------
                                                                                                  (DOLLARS IN
                                                                                                   THOUSANDS,
                                                                                                EXCEPT PER SHARE
                                                                                                     DATA)
Debt due within twelve months (1)...........................................................      $      3,000
                                                                                                    ----------
                                                                                                    ----------
Long-term debt (2):
  1997 Term Loan............................................................................      $    246,125
  1997 Credit Agreement.....................................................................           103,150
  Senior Notes..............................................................................           150,000
  Senior Subordinated Notes.................................................................           360,000
                                                                                                    ----------
    Total long-term debt, excluding current portion.........................................           859,275
                                                                                                    ----------
Stockholders' equity:
  Common stock ($0.01 par value; authorized 100,000,000 shares; issued and outstanding
    60,282,650 shares)(3)...................................................................               603
  Additional paid-in capital................................................................           516,695
  Retained earnings (deficit)...............................................................          (679,755)
  Foreign currency translation adjustment...................................................            (2,102)
                                                                                                    ----------
    Total stockholders' equity (deficit)....................................................          (164,559)
                                                                                                    ----------
    Total capitalization....................................................................      $    694,716
                                                                                                    ----------
                                                                                                    ----------

------------------------

(1) Includes a $0.5 million note payable due July 27, 1998 that was issued in connection with the acquisition of Binky.

(2) Excludes current portion of long-term debt and obligations of $78.4 million due to related party. See Note 7 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.


(3) Excludes approximately 4,887,971 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Stock Option Plan. On June 4, 1998, at the annual meeting, the Company's stockholders approved an amendment to the 1994 Stock Option Plan increasing the number of shares of Common Stock available for issuance upon exercise of options and SARs by 2,000,000 (the "Stock Option Amendment"). See Note 9 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

    The tables below set forth certain consolidated historical and pro forma financial data for the Company for the twelve months ended December 27, 1997 and the three months ended March 28, 1998. The historical data for the twelve months ended December 27, 1997 is derived from the audited consolidated financial statements of the Company included in this Prospectus. The unaudited Pro Forma statement of operations data for the twelve months ended December 27, 1997 give effect to the Acquisitions and the 1997 Refinancing as if they occurred on December 29, 1996, the first day of the Company's 1997 fiscal year. The historical data for the three months ended March 28, 1998 is derived from the unaudited Consolidated Financial Statements of the Company incorporated by reference herein. The unaudited Pro Forma statement of operations data for the three months ended March 28, 1998 give effect to the Acquisitions as if they had ocurred on December 28, 1997, the first day of such period. The unaudited Pro Forma adjustments are based upon available information and certain assumptions that management believes are reasonable and factually supportable. Pro forma financial data are provided for informational purposes only and should not be considered indicative of the results of operations of the Company if such transactions had been consummated on the dates indicated or of the results of operations of the Company for any future period. The Pro Forma adjustments for the Acquisitions do not give effect to consolidation savings or other changes in revenue or other costs of the Acquisitions that may occur subsequent to their acquisition by the Company.

    The unaudited Pro Forma data for the twelve months ended December 27, 1997 includes financial information for PCH, Carewell and Binky. The unaudited Pro Forma data for the three months ended March 28, 1998 includes financial information for PCH prior to the date of its acquisition by the Company. The January results of operations for Carewell and Binky prior to their acquisition by the Company are immaterial and, accordingly have not been included for the three months ended March 28, 1998. For convenience, all column headings refer to March 28, 1998 and December 27, 1997, which is the Company's fiscal quarter end and year end date, respectively. The following tables should be read in conjunction with the "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus or incorporated by reference herein.

                             PLAYTEX PRODUCTS, INC.
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 27, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      HISTORICAL
                                               ------------------------                   PRO FORMA
                                                PLAYTEX                  --------------------------------------------
                                               PRODUCTS,    ACQUIRED         1997
                                                INC.(1)   COMPANIES(2)   REFINANCING(3) ADJUSTMENTS(4)   COMBINED(5)
                                               ---------  -------------  -------------  ---------------  ------------
Net revenues.................................  $ 500,632   $   134,912     $      --       $      --      $  635,544
Cost of sales................................    195,980        67,840            --              --         263,820
                                               ---------  -------------  -------------       -------     ------------
  Gross profit...............................    304,652        67,072            --              --         371,724
Operating expenses:
  Advertising and sales promotion............    114,279        32,858            --              --         147,137
  Selling, distribution and research.........     58,657        11,948            --              --          70,605
  Administrative.............................     19,120         9,901            --              --          29,021
  Amortization of intangibles................     12,894         2,286            --           2,605(d)       17,785
                                               ---------  -------------  -------------       -------     ------------
    Total operating expenses.................    204,950        56,993            --           2,605         264,548
                                               ---------  -------------  -------------       -------     ------------
    Operating earnings (loss)................     99,702        10,079            --          (2,605)        107,176
                                                                             (31,511)(a)       (6,415)(e)
Interest expense, net........................     64,470         6,415        32,612(b)        8,540(f)       74,111
                                               ---------  -------------  -------------       -------     ------------
    Earnings before income taxes.............     35,232         3,664        (1,101)         (4,730)         33,065
Income taxes.................................     16,501         1,475          (407)(c)       (1,750)(g)      15,819
                                               ---------  -------------  -------------       -------     ------------
    Earnings from continuing operations......  $  18,731   $     2,189     $    (694)      $  (2,980)     $   17,246
                                               ---------  -------------  -------------       -------     ------------
                                               ---------  -------------  -------------       -------     ------------
    Net earnings (6).........................  $  14,653                                                  $   14,086
                                               ---------                                                 ------------
                                               ---------                                                 ------------
Weighted average shares outstanding:
  Basic......................................     50,923                                       9,257(h)       60,180
  Diluted....................................     51,006                                       9,257(h)       60,263
Earnings per share (basic and diluted):
  From continuing operations.................  $    0.37                                                  $     0.29
                                               ---------                                                 ------------
                                               ---------                                                 ------------
  Net earnings (6)...........................  $    0.29                                                  $     0.23
                                               ---------                                                 ------------
                                               ---------                                                 ------------

--------------------------

(1) Represents the historical results of operations of the Company for the twelve month period ended December 27, 1997 excluding the impact of an extraordinary loss of $4.1 million, net of $2.3 million income tax benefit, resulting from the write-off of the unamortized portion of deferred financing costs associated with the Company's prior credit agreement.

(2) Represents the historical results of operations of PCH, Carewell and Binky for the twelve month period ended December 27, 1997 excluding the impact of an extraordinary gain of $0.9 million, net of $0.6 million income tax expense, resulting from the early retirement of a $15.0 million note payable by PCH during 1997. Certain reclassifications (primarily reducing cost of sales and reflecting advertising in sales promotions) have been made to the historical results of PCH, Carewell and Binky to conform with the historical presentation of the Company.

(3) See Note II of the notes to pro forma condensed combined statement of operations.

(4) See Note III of the notes to pro forma condensed combined statement of operations.

(5) Reflects the results of operations of the Company on a pro forma basis assuming the 1997 Refinancing and the Acquisitions had occurred on December 29, 1996.

(6) Net earnings and net earnings per share give effect to the extraordinary loss (see note 1 above) and the extraordinary gain (see note 2 above).

       SEE NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS.

                             PLAYTEX PRODUCTS, INC.
         NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 27, 1997
                                  (UNAUDITED)

I. BASIS OF PRESENTATION

    The pro forma condensed combined statement of operations for the twelve month period ended December 27, 1997 gives effect to the 1997 Refinancing and the Acquisitions as if they had occurred on December 29, 1996, the first day of the Company's fiscal year ending December 27, 1997.

II. 1997 REFINANCING PRO FORMA ADJUSTMENTS

    The following is a description of the pro forma adjustments associated with the 1997 Refinancing.

    (a) To eliminate interest expense of $31.1 million and amortization of deferred financing costs of $0.4 million associated with the Company's prior credit agreement.

    (b) To record pro forma interest expense on borrowings in connection with the 1997 Refinancing and to record the amortization of deferred financing costs associated with the 1997 Refinancing. The pro forma interest expense on the variable rate indebtedness included in the 1997 Refinancing was calculated using an average interest rate of 7.29%. This rate represents the average rate that would have been in effect under the terms of the 1997 Refinancing for the twelve months ended December 27, 1997. To the extent the assumed variable interest rate fluctuates 1/2 of 1%, the Company's interest expense would change by approximately $1.2 million.

    (c) To record the tax effect of the adjustments specified in notes (a) and
       (b) at statutory rates.

III. ACQUISITION PRO FORMA ADJUSTMENTS

    The following is a description of the pro forma adjustments associated with the Acquisitions.

    (d) To record amortization of intangible assets associated with the Acquisitions over the estimated useful lives (up to 40 years) of these assets in conformity with APB 16.

    (e) To eliminate PCH's, Carewell's and Binky's interest expense and amortization of deferred financing costs.

    (f) To record interest expense as if the borrowing under the Credit Facilities used to finance the purchase of PCH, Carewell and Binky had occurred at the beginning of the fiscal year ended December 27, 1997. The average interest rates, as described in Note II(b) above, were used to determine pro forma interest expense. To the extent the assumed variable interest rate fluctuates 1/2 of 1%, the Company's interest expense would change by approximately $0.6 million.

    (g) To record the tax effect of the adjustments specified in notes (d), (e), and (f) at statutory rates.

    (h) To record the issuance of 9,257,345 shares of Common Stock associated with the acquisition of PCH.

    The pro forma adjustments for the Acquisitions do not give effect to consolidation savings or other changes in revenue or other costs of the Acquisitions that may occur subsequent to their acquisition by the Company.

                             PLAYTEX PRODUCTS, INC.
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 28, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               HISTORICAL
                                                     ------------------------------
                                                         PLAYTEX                               PRO FORMA
                                                        PRODUCTS,       ACQUIRED     -----------------------------
                                                         INC.(1)      COMPANIES(2)   ADJUSTMENTS(3)   COMBINED(4)
                                                     ---------------  -------------  ---------------  ------------
Net revenues.......................................    $   172,689      $   6,734       $  --          $  179,423
Cost of sales......................................         72,946          4,038          --              76,984
                                                     ---------------  -------------         -----     ------------

  Gross profit.....................................         99,743          2,696          --             102,439
Operating expenses:
  Advertising and sales promotion..................         36,891          2,639          --              39,530
  Selling, distribution and research...............         15,778          2,524          --              18,302
  Administrative...................................          5,491          2,108          --               7,599
  Amortization of intangibles......................          3,864            187             196(a)        4,247
                                                     ---------------  -------------         -----     ------------
    Total operating expense........................         62,024          7,458             196          69,678
                                                     ---------------  -------------         -----     ------------
    Operating earnings (loss)......................         37,719         (4,762)           (196)         32,761
                                                                                             (369)(b)
Interest expense, net..............................         17,950            369             602(c)       18,552
                                                     ---------------  -------------         -----     ------------
    Earnings before income taxes...................         19,769         (5,131)           (429)         14,209
Income taxes.......................................          8,459         (2,037)           (159)(d)       6,263
                                                     ---------------  -------------         -----     ------------
    Net earnings...................................    $    11,310      $  (3,094)      $    (270)     $    7,946
                                                     ---------------  -------------         -----     ------------
                                                     ---------------  -------------         -----     ------------
Weighted average shares outstanding:...............
  Basic............................................         56,969                          3,260(e)       60,229
  Diluted..........................................         57,725                          3,260(e)       60,985

Earnings per share (basic and diluted).............    $      0.20                                     $     0.13
                                                     ---------------                                  ------------
                                                     ---------------                                  ------------

------------------------

(1) Represents the historical results of operations of the Company for the three months ended March 28, 1998 including the results of operations of (i) Carewell subsequent to its acquisition on January 6, 1998, (ii) Binky subsequent to its acquisition on January 26, 1998 and (iii) PCH subsequent to its acquisition on January 28, 1998.

(2) Represents the historical results of operations of PCH for the period from December 28, 1997 through January 28, 1998, the date of its acquisition by the Company. The January results of operations for Carewell and Binky prior to their acquisition by the Company are immaterial and have not been included herein. Certain reclassifications (primarily reducing cost of sales and reflecting advertising and sales promotions) have been made to the historical results of PCH to conform to the historical presentation of the Company.

(3) See Note II of the notes to pro forma condensed combined statement of operations.

(4) Reflects the results of operations of the Company on a pro forma basis assuming the Acquisitions had occurred on December 28, 1997.

                             PLAYTEX PRODUCTS, INC.
         NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 28, 1998
                                  (UNAUDITED)

I. BASIS OF PRESENTATION

    The pro forma condensed combined statement of operations for the three months ended March 28, 1998 gives effect to the Acquisitions as if they had occurred on December 28, 1997, the first day of the Company's fiscal quarter ending March 28, 1998.

II. ACQUISITION PRO FORMA ADJUSTMENTS

    The following is a description of the pro forma adjustments associated with the Acquisitions.

    (a) To record amortization of intangible assets associated with the Acquisitions over the estimated useful lives (up to 40 years) of these assets in conformity with APB 16.

    (b) To eliminate PCH's interest expense and amortization of deferred financing costs.

    (c) To record interest expense as if the borrowing under the Credit Facilities used to finance the purchase of PCH had occurred at the beginning of the three months ended March 28, 1998.

    (d) To record the tax effect of the adjustments specified in notes (a), (b) and (c) at statutory rates.

    (e) To record the effect on basic and diluted weighted average shares outstanding after the issuance of 9,257,345 shares of Common Stock associated with the acquisition of PCH.

    The pro forma adjustments for the Acquisitions do not give effect to consolidation savings or other changes in revenue or other costs of the Acquisitions that may occur subsequent to their acquisition by the Company.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following tables present certain consolidated historical financial data concerning the Company for each of the seven periods specified. The information is derived from unaudited consolidated financial statements of the Company for the three months ended March 28, 1998 and March 29, 1997 and from audited consolidated financial statements of the Company for the twelve months periods indicated. The Company's consolidated financial statements as of December 27, 1997 and December 28, 1996 and for the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report thereon which appears elsewhere in this Prospectus. The Company's audited financial statements as of December 30, 1995 and as of and for the twelve months ended December 31, 1994 and December 25, 1993 are not included in this Prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus or incorporated by reference herein.

                                                                                                THREE MONTHS ENDED
                                                                                             ------------------------
                                                                                              MARCH 28,    MARCH 29,
                                                                                                1998         1997
                                                                                             -----------  -----------
                                                                                                  (IN THOUSANDS,
                                                                                              EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..................................................................................   $ 172,689    $ 136,410
Cost of sales..............................................................................      72,946       52,304
                                                                                             -----------  -----------
  Gross profit.............................................................................      99,743       84,106
                                                                                             -----------  -----------
Operating expenses:
  Advertising and sales promotion..........................................................      36,891       31,731
  Selling, distribution and research.......................................................      15,778       13,841
  Administrative...........................................................................       5,491        4,632
  Amortization of intangibles..............................................................       3,864        3,223
                                                                                             -----------  -----------
    Total operating expenses...............................................................      62,024       53,427
                                                                                             -----------  -----------
    Operating earnings.....................................................................      37,719       30,679
Interest expense including related party interest expense and income (1)...................      17,950       16,282
                                                                                             -----------  -----------
    Earnings before income taxes...........................................................      19,769       14,397
Income taxes...............................................................................       8,459        6,549
                                                                                             -----------  -----------
    Net earnings...........................................................................   $  11,310    $   7,848
                                                                                             -----------  -----------
                                                                                             -----------  -----------
Earnings per share (basic and diluted).....................................................   $    0.20    $    0.15
                                                                                             -----------  -----------
                                                                                             -----------  -----------
Weighted average common shares outstanding:
  Basic....................................................................................      56,969       50,901
  Diluted..................................................................................      57,725       51,094

OTHER DATA:
EBITDA (2).................................................................................   $  43,652    $  35,789
Amortization of intangible assets..........................................................       3,864        3,223
Capital expenditures.......................................................................       2,278        2,426
Depreciation...............................................................................       2,069        1,887

BALANCE SHEET DATA (AT PERIOD END):
Working capital............................................................................   $  96,006    $  56,402
Total assets...............................................................................     921,590      652,558
Total long-term debt(3)....................................................................     862,275      737,800
Common stock and other stockholders' equity (deficit)......................................    (164,559)    (268,063)

                                                       (NOTES ON FOLLOWING PAGE)

                                                                          TWELVE MONTHS ENDED
                                                ------------------------------------------------------------------------
                                                DECEMBER 27,   DECEMBER 28,   DECEMBER 30,   DECEMBER 31,   DECEMBER 25,
                                                    1997           1996           1995           1994           1993
                                                -------------  -------------  -------------  -------------  ------------

                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.....................................    $ 500,632      $ 498,742      $ 483,581      $ 473,275     $  409,858
Cost of sales.................................      195,980        192,512        188,129        166,601        136,722
                                                -------------  -------------  -------------  -------------  ------------
  Gross profit................................      304,652        306,230        295,452        306,674        273,136
                                                -------------  -------------  -------------  -------------  ------------
Operating expenses:
  Advertising and sales promotion.............      114,279        119,380        117,581         98,999         87,446
  Selling, distribution and research..........       58,657         56,776         54,251         51,628         41,526
  Administrative..............................       19,120         18,028         23,625         16,172         14,862
  Amortization of intangibles.................       12,894         12,846         11,268         10,181         14,529
  Write-off of intangible assets (4)..........       --             --              6,441         --            121,620
                                                -------------  -------------  -------------  -------------  ------------
    Total operating expenses..................      204,950        207,030        213,166        176,980        279,983
                                                -------------  -------------  -------------  -------------  ------------
    Operating earnings (loss).................       99,702         99,200         82,286        129,694         (6,847)
Interest expense including related party
  interest expense and income (1).............       64,470         64,860         71,361         76,153        115,949
                                                -------------  -------------  -------------  -------------  ------------
    Earnings (loss) before income taxes,
      cumulative effect of accounting changes
      and extraordinary loss..................       35,232         34,340         10,925         53,541       (122,796)
Income taxes..................................       16,501         16,141          8,151         23,994          2,049
                                                -------------  -------------  -------------  -------------  ------------
    Earnings (loss) before cumulative effect
      of accounting changes and extraordinary
      loss....................................       18,731         18,199          2,774         29,547       (124,845)
Cumulative effect of accounting changes, net
  of $693 income tax benefit..................       --             --             --             --                923
                                                -------------  -------------  -------------  -------------  ------------
    Earnings (loss) before extraordinary
      loss....................................       18,731         18,199          2,774         29,547       (123,922)
  Extraordinary loss on early extinguishment
    of debt, net of $2,344, $5,180 and $25,430
    tax benefit for 1997, 1995 and 1993,
    respectively..............................       (4,078)        --             (7,935)        --            (39,375)
                                                -------------  -------------  -------------  -------------  ------------
    Net earnings (loss).......................       14,653         18,199         (5,161)        29,547       (163,297)
Preferred dividend requirements...............       --             --             --             (1,163)       (12,810)
                                                -------------  -------------  -------------  -------------  ------------
    Net earnings (loss) available to common
      stockholders............................    $  14,653      $  18,199      $  (5,161)     $  28,384     $ (176,107)
                                                -------------  -------------  -------------  -------------  ------------
                                                -------------  -------------  -------------  -------------  ------------
Earnings (loss) per share (basic and diluted):
  Earnings before cumulative effect of
    accounting changes, extraordinary loss and
    preferred dividend requirements...........    $    0.37      $    0.36      $    0.07      $    0.99     $   (11.49)
                                                -------------  -------------  -------------  -------------  ------------
                                                -------------  -------------  -------------  -------------  ------------
  Net earnings (loss).........................    $    0.29      $    0.36      $   (0.12)     $    0.97     $   (16.21)
                                                -------------  -------------  -------------  -------------  ------------
                                                -------------  -------------  -------------  -------------  ------------
Weighted average common shares outstanding:
  Basic.......................................       50,923         50,833         42,309         29,212         10,867
  Diluted.....................................       51,006         50,939         42,342         29,213         10,867

OTHER DATA:
EBITDA (2)(5).................................    $ 120,116      $ 120,975      $ 108,491      $ 147,287     $  136,540
Amortization of intangible assets.............       12,894         12,846         11,268         10,181         14,529
Write-off of intangible assets(4).............       --             --              6,441         --            121,620
Capital expenditures..........................        9,004          9,740         12,395          8,503          6,490
Depreciation..................................        7,520          8,929          8,496          7,412          7,238

BALANCE SHEET DATA (AT PERIOD END):
Working capital...............................    $  56,402      $   6,522      $  28,637      $  17,623     $  (24,632)
Total assets..................................      652,558        660,331        682,861        599,400        588,457
Total long-term debt(3).......................      737,800        739,700        790,050        875,700        915,413
Redeemable preferred stock....................       --             --             --             --            139,644
Common stock and other stockholders' equity
  (deficit)...................................     (268,063)      (282,727)      (300,976)      (465,997)      (723,408)

------------------------------

(1) Included in interest expense is related party interest expense of $3,037 net of related party interest income of $3,001 for the three months ended March 28, 1998 and March 29, 1997, and $12,150 net of related party interest income of $12,003 for the twelve months ended December 27, 1997, December 28, 1996, December 30, 1995 and December 31, 1994 and related party interest expense of $10,587 net of related party interest income of $10,502 for the twelve months ended December 25, 1993.

(2) EBITDA is defined as operating earnings, plus depreciation and amortization. EBITDA should not be considered as an alternative to operating earnings
    (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of the Company's ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance because it assists in comparing performance on a

                                             (NOTES CONTINUED ON FOLLOWING PAGE)

    (NOTES FROM PRECEDING PAGE)

    consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used.

(3) Includes current portion of long-term debt and excludes obligations due to related party of $78.4 million. See Note 7 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

(4) Based on certain strategic decisions regarding the Company's SMILETOTE infant care product line, the Company wrote off $6.4 million of intangible assets associated with SMILETOTE in the fourth quarter of 1995. In the third quarter of 1993, as a result of a management decision to reposition the Company's JHIRMACK hair care product line, the Company wrote off $121.6 million of goodwill associated with its Playtex Beauty Care, Inc. subsidiary.

(5) The calculation of EBITDA includes, in 1995, the write-off of intangible assets of $6.4 million associated with the former SMILE-TOTE product line and, in 1993, the write-off of intangible assets of $121.6 million associated with the JHIRMACK product line.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

    The Company is a leading manufacturer and marketer of a diversified line of well recognized branded consumer products in a variety of categories. In January 1998, the Company acquired PCH, Carewell and Binky. As a result of the Acquisitions, the Company's brand portfolio was strengthened with the addition of a number of widely-recognized branded consumer products. The Feminine Care product category includes a wide range of plastic and cardboard applicator tampons marketed under such brand names as PLAYTEX GENTLE GLIDE, SOFT COMFORT, SLIMFITS and SILK GLIDE. The Infant Care product category is comprised of the PLAYTEX disposable nurser system, cups and mealtime products, reusable hard bottles and pacifiers. As a result of the Acquisitions, the following brands were added to the Company's Infant Care product category: BINKY pacifiers, MR. BUBBLE children's bubble bath, CHUBS baby wipes, DIAPARENE infant care products and WET ONES hand and face towelettes. The Company's Sun Care business consists of an extensive line of sun care products marketed under the BANANA BOAT and BIOSUN trade names. The Household Products category includes PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products ("Woolite"). The Company's Personal Grooming business consists of JHIRMACK hair care products and TEK toothbrushes. As a result of the Acquisitions, the following brands were added to the Company's Personal Grooming product category: BETTER OFF depilatories, BINACA breath spray and drops, DENTAX oral care products, and DOROTHY GRAY skin care products, OGILVIE at-home permanents and TUSSY deoderant.

THREE MONTHS ENDED MARCH 28, 1998 VERSUS THREE MONTHS ENDED MARCH 29, 1997:

    NET SALES. The Company's net sales grew 27%, or $36.3 million, to $172.7 million for the first quarter of 1998 from $136.4 million in the first quarter of 1997.

    Net sales for the Feminine Care business were $50.9 million for the first quarter of 1998, up $11.8 million, or 30%, versus $39.1 million in the first quarter of 1997. These results reflect (i) an increase in dollar market share from 24.9% for the first quarter of 1997 to 26.5% for the first quarter of 1998,
(ii) a 12% increase in retail dollar sales in the first quarter of 1998 compared to the same quarter in 1997, (iii) 5% dollar category growth in the first quarter of 1998 over the comparable quarter in 1997 and (iv) reduced shipments following management's strategic decision to curtail price-oriented trade discount programs.

    Infant Care net sales increased $18.0 million, or 55%, to $50.5 million in the first quarter of 1998 from $32.5 million in the first quarter of 1997. Of this increase in net sales, $16.6 million was contributed by the brands acquired in the Acquisitions and the remainder of the change was due to a 4% increase in the Company's existing Infant Care business.

    Sun Care net sales increased $1.1 million, or 3%, to $44.8 million in the first quarter of 1998 from $43.7 million in the comparable period in 1997.

    Household Products net sales in the first quarter of 1998 of $14.3 million were $0.1 million, or 1%, lower than the year ago quarter of $14.4 million. Net sales for Woolite were approximately the same as for the first quarter of 1997 and Glove net sales were down $0.1 million compared to the first quarter of 1997.

    Personal Grooming 1998 first quarter net sales increased by $5.5 million, or 82%, to $12.2 million, compared to $6.7 million in 1997. The Personal Grooming brands acquired in the Acquisitions increased net sales in the first quarter by $8.1 million offsetting decreased net sales of Jhirmack products.

    GROSS PROFIT. Gross profit increased $15.6 million, or 19%, to $99.7 million for the first quarter of 1998 compared to $84.1 million in the first quarter of 1997. Gross profit as a percent of net sales decreased to 57.7% in the first quarter of 1998 from 61.7% in the first quarter of 1997 due primarily to lower overall gross margins of the brands acquired in the Acquisitions. The increase in gross profit was due primarily to the higher net sales noted previously.

    OPERATING EARNINGS. Operating earnings for the first quarter of 1998 were $37.7 million, up $7.0 million, or 23%, over operating earnings for the first quarter of 1997 of $30.7 million. The increase in operating earnings was due primarily to higher net sales resulting from the brands acquired in the Acquisitions and increased Feminine Care volume and lower operating expenses as a percent of net sales.

    INTEREST EXPENSE. Interest expense for the first quarter of 1998 was $18.0 million, up $1.7 million, or a 10% increase over interest expense for the first quarter of 1997 of $16.3 million. This resulted from an increase in long term debt of $124.5 million of which $110.4 million was associated with the Acquisitions.

    NET EARNINGS. Net earnings increased 45%, or $3.5 million, to $11.3 million for the quarter ended March 28, 1998 from $7.8 million for the quarter ended March 29, 1997. The favorable variance resulted from the combined effect of all factors described above.

TWELVE MONTHS ENDED DECEMBER 27, 1997 VERSUS TWELVE MONTHS ENDED DECEMBER 28,
  1996

    NET SALES. Net sales in 1997 were $500.6 million, an increase of $1.9 million, or less than 1%, from $498.7 million in 1996.

    Net sales of Feminine Care products decreased 11%, or $24 million, to $201.5 million from $225.5 million in 1996. The Company's shipments to retailers in the first half of 1997 were negatively impacted by high retail inventories created by earlier price-oriented promotional activity and by management's strategic decision to reduce these excess inventories by curtailing its trade discount programs. During the first half of 1997, shipments of Feminine Care products fell 22% versus the prior year. During the same period in 1997, retail sales of the Company's products exceeded the Company's shipments by 90 million tampons, indicating that retailers reduced their inventories of PLAYTEX tampons by approximately six weeks worth of sales. The Company believes that trade inventories returned to more normal levels by mid-year 1997 given that (i) shipments in the second half of 1997 were even with the same period in 1996 and 30% higher than shipments in the first half of 1997 and (ii) shipments and retail sales in the second half of 1997 were in greater balance with one another. Furthermore, retail sales of PLAYTEX tampons in the second half of 1997 increased 12% over the same period in 1996, the result of both higher market shares and overall category growth.

    Infant Care net sales increased $14.5 million, or 13%, to $124 million in 1997 from $109.5 million in 1996 while net sales of Sun Care products increased $22.4 million, or 31%, to $95.7 million in 1997 versus $73.3 million in 1996. The growth in both Infant Care and Sun Care was due to (i) successful new product launches, (ii) increased distribution, (iii) continued market share gains for the Playtex businesses and (iv) continued growth for the infant care and sun care markets overall.

    Household Products 1997 net sales decreased $5.2 million, or 9%, to $55.3 million due, in part, to a change in pricing strategy for PLAYTEX Gloves which resulted in both lower reported revenue offset by lower trade spending versus 1996. In addition, the introduction of a new competitor in the carpet cleaning business negatively impacted sales of WOOLITE during the year.

    Net sales in Personal Grooming declined by $5.8 million, or 19%, to $24.1 million in fiscal 1997. The decline is attributable to the strategic decision on the part of the Company to reduce ineffective trade spending associated with the JHIRMACK brand and to maximize the cash flow generated by the brand.

    GROSS PROFIT. Gross profit decreased $1.5 million, or less than 1%, to $304.7 million for 1997 versus $306.2 million for 1996. The gross profit margin decreased to 60.9% for the 1997 fiscal year versus 61.4% for the prior fiscal year. The decrease in gross profit in fiscal 1997 was attributable primarily to the mix of products sold offset, in part, by marginally higher sales.

    OPERATING EARNINGS. Operating earnings increased $0.5 million, or less than 1%, to $99.7 million for 1997 versus $99.2 million for 1996. Contributing to this increase was lower trade spending in line with the Company's consumer oriented marketing strategy. For fiscal 1997, trade spending was $8 million, or 12%, lower than in fiscal 1996. The lower trade spending was offset by higher consumer spending, up $2.9 million versus fiscal 1996, lower gross profit of $1.5 million as noted above, and increased selling, distribution, research and administrative expenses which were collectively $3 million higher than fiscal 1996.

    INTEREST EXPENSE. Interest expense of $64.5 million for fiscal 1997 decreased $0.4 million, or less than 1%, from $64.9 million in 1996.

    EXTRAORDINARY LOSS. In July 1997, the Company refinanced its senior credit agreement. The Company recorded an extraordinary loss of $4.1 million (net of income tax benefit of $2.3 million) for costs and expenses related to the write-off of the unamortized portion of the deferred financing costs associated with the previous credit agreement.

    NET EARNINGS. As a result of the factors noted above, net earnings were $14.7 million in 1997 compared to $18.2 million in 1996.

TWELVE MONTHS ENDED DECEMBER 28, 1996 VERSUS TWELVE MONTHS ENDED DECEMBER 30,
  1995

    NET SALES. Net sales in 1996 increased to $498.7 million, up $15.1 million, or 3%, from $483.6 million in 1995.

    Net sales for the Feminine Care business were $225.5 million for 1996, down $18.1 million, or 7%, versus $243.6 million in 1995. These results reflect (i) the rigorous competitive environment in the tampon category, particularly in the first half of the year and (ii) a reduction in the level of inventories carried by retailers during the year. Although shipments to retailers declined 7% during the year, retail sales to consumers in units decreased only 1%, and the Company's unit market share was stable at 23% for the year.

    Infant Care net sales increased $21.9 million, or 25%, to $109.5 million in 1996 from $87.5 million in 1995. The increase was due primarily to the continued growth of the 6-ounce SPILL-PROOF cup and the successful introductions in 1996 of the 9-ounce SPILL-PROOF cup and the QUICKSTRAW cup.

    Sun Care net sales increased $23 million, or 46%, to $73.3 million in 1996 from $50.3 million in 1995. This increase resulted from a higher market share for the year, which increased from 18% to 19%, category growth of 2% versus 1995 and the addition of $10.3 million of revenues as a result of the acquisition of the remaining portion of BBH (see Note 3 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus).

    Household Products net sales increased $3.2 million, or 6%, to $60.5 million in 1996 from $57.3 million in 1995. The WOOLITE brand's net sales increased $4.1 million, or 17%, to $27.8 million in 1996 compared to $23.7 million in 1995, while PLAYTEX Gloves net sales decreased $0.8 million, or 2%, to $32.8 million compared to $33.6 million in the prior year. The increase in the WOOLITE brand's net sales was attributable to the complete integration of this business after its acquisition in early 1995. Gloves net sales declined primarily due to a change in pricing strategy which resulted in lower reported revenue, more than offset by lower trade spending. The Company's market share in the household latex glove category grew by 3% in 1996 from 35% to 38%.

    Personal Grooming net sales declined by $14.8 million, or 33%, to $30 million, compared to $44.8 million in 1995. Much of this decline was attributable to the strategic decision on the part of the Company to significantly reduce ineffective and unprofitable trade spending associated with the JHIRMACK brand.

    GROSS PROFIT. Gross profit increased $10.7 million, or 4%, to $306.2 million for 1996 compared to $295.5 million for 1995. For the year, gross margin was 61.4% of net sales compared to 61.1% of net sales in 1995. The increase in margin was due, in part, to $3.4 million of pre-tax charges having been included in the 1995 cost of sales related to the BBH Acquisition, partially offset by a shift in product sales mix to lower margin goods.

    OPERATING EARNINGS. Operating earnings increased $16.9 million, or 21%, to $99.2 million for 1996 compared to $82.3 million for the prior year. This increase was due to the margin impact of the increased net sales described above and the fact that $15.5 million of one time pre-tax charges were included in the 1995 results. These one time charges consisted of $3.4 million in the cost of sales as previously described, $5.7 million (included in administrative expenses) to implement certain organizational changes arising from management's plan to streamline and strengthen the Company and $6.4 million to write-off intangible assets associated with the SMILETOTE business.

    Advertising and promotional expenses increased by $1.8 million, or 2%, in 1996 compared to 1995. As part of its consumer oriented marketing strategy, the Company invested more heavily in advertising and consumer spending and focused less on trade spending. Excluding the impact of the 1995 one time items, the remaining operating expenses increased $4.2 million, or 5%, compared to 1995, mainly as a result of the BBH Acquisition in the fourth quarter of 1995 and a continued focus on new product development.

    INTEREST EXPENSE. The decrease in interest expense of $6.5 million for the 1996 year resulted from both lower debt levels and lower interest rates.

    NET EARNINGS. As a result of the factors noted above, net earnings were $18.2 million in 1996 compared to a net loss of $5.2 million in 1995.

FINANCIAL CONDITION AND LIQUIDITY

    At March 28, 1998, the Company's working capital (current assets net of current liabilities) increased by $39.6 million to $96.0 million from $56.4 million at December 27, 1997. The increase resulted primarily from (i) an increase of $54.2 million in receivables, primarily as a result of (a) higher net sales versus the fourth quarter of 1997, especially in Sun Care, where sales carry extended credit terms and (b) the Acquisitions, and (ii) an increase of $17.5 million in inventories and $8.4 million in current deferred tax assets, both due principally to the Acquisitions. These working capital increases were partially offset by an increase in accrued expenses of $34.1 million primarily as a result of the Acquisitions, higher accrued interest due to timing of payments, and higher returns reserves associated with the seasonal nature of Sun Care sales. All other working capital components decreased $6.4 million.

    The Company's businesses, with the exception of Sun Care, generally have not been seasonal. Sun Care product sales are highly seasonal, with 85-90% of sales occurring in the first six months of the year. This seasonality requires increased inventory to support the selling season, and extended credit terms which are typical in the sun care industry result in higher receivables for the Company during the first quarter of its fiscal year.

    Capital expenditures for equipment and facility improvements were $2.3 million and $2.4 million for the three months ended March 28, 1998 and March 29, 1997, respectively. These expenditures were primarily to upgrade production equipment and maintain facilities in the ordinary course of business.

Capital expenditures for 1998 are expected to be $18 million, mostly for production related equipment and facility improvements and for projects consistent with those of prior years. The 1998 projection includes increased capital expenditures related to the acquired businesses.

    At March 28, 1998 long-term debt (including current portion but excluding obligations due to related party) was $862.3 million versus $737.8 million at December 27, 1997, an increase of $124.5 million. The increase was primarily the result of the Acquisitions and the seasonal increase in working capital to support the Sun Care business. At March 28, 1998, the Company had unused lines of credit (giving effect to outstanding letters of credit) under the Credit Facilities of $65.8 million.

    Terms of the Credit Facilities require the Company to meet certain financial covenants and ratios and also include conditions or restrictions on new indebtedness and liens, major acquisitions or mergers, capital expenditures and disposition of assets, certain dividends and other distributions, and prepayment and modification of indebtedness or equity capitalization. The Notes also contain restrictions and requirements with regard to similar matters. Under the terms of these debt instruments, payment of cash dividends on the Common Stock is restricted.

    The Company believes that it will generate sufficient cash flow from operations for working capital requirements, capital expenditures and to make the scheduled interest and principal payments under the Credit Facilities, and interest payments on the Notes. However, the Company does not expect to generate sufficient cash flow from operations to make the $360 million principal payment due in 2003 on the Senior Subordinated Notes nor the $150 million principal payment due in 2004 on the Senior Notes. Accordingly, the Company will have to either refinance its obligations with respect to the Notes prior to their maturity, sell assets or raise equity capital to repay the principal amounts of the Notes. The Company's ability to make scheduled principal payments, to refinance its obligations with respect to its indebtedness, sell assets or raise equity capital depends on its financial and operating performance, which is, in part, subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from operations and borrowings have been sufficient to meet its historical debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient or that future borrowing facilities will be available for the payment or refinancing of the Company's indebtedness.

    In January 1998, the Company acquired PCH, Carewell and Binky. The purchase of Carewell and Binky were financed from available borrowings under the Company's revolving credit facility. The Company increased its borrowings under the 1997 Term Loan by $100 million to fund the cash portion of the acquisition price of PCH. The Company also issued 9,257,345 shares of its Common Stock as part of the consideration for the PCH acquisition.

    The Company will continue to regularly consider the acquisition of other companies or businesses engaged in the manufacture and distribution of related products. Such potential transactions may require substantial capital resources, which in certain circumstances would require the Company to seek additional debt and/or equity financing. As there can be no assurance that such financing will be available, the Company's ability to expand its operations through acquisition may be restricted. However, the Company believes that capital will be available to achieve its acquisition objectives.

    Inflation in the United States and Canada has not had a significant effect on the Company during recent periods.

RECENTLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board (FASB) has issued two accounting pronouncements which the Company will adopt in the fourth quarter of 1998. "Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131") establishes requirements for disclosure about operating segments in the interim financial reports and annual financial statements. It also establishes standards for related disclosures about products and services, geographic area and major customers. This statement supersedes SFAS No. 14, "Financial Reporting for Segments of Business Enterprises". The Company is in the process of evaluating the disclosure requirements.

    SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits"("SFAS No. 132"), which revises employers' disclosures about these types of benefits. SFAS No. 132 does not change the measurement or recognition of those plans, but requires additional information to facilitate financial analysis and eliminates certain disclosures which are no longer useful. To the extent practicable, the Statement also standardizes disclosure for retiree benefits. SFAS No. 132 requires that comparative information from earlier years be restated to conform to the requirements of the new standard. The Company is in the process of evaluating the disclosure requirements.

YEAR 2000

    The Company has assessed and continues to assess the impact of the Year 2000 issue on its operations, including the development and implementation of project plans and cost estimates required to make its information systems infrastructure Year 2000 compliant. Based on existing information, the Company believes that anticipated spending necessary to become Year 2000 compliant will not have a material effect on the results of operations, financial position or cash flows of the Company. However, if appropriate modifications are not made by the Company's suppliers or customers to their information infrastructure on a timely basis, or if the Company's actual costs or timing for the year 2000 date conversion differ materially from its present estimates, the Company's operations and financial results could be adversely affected.

                                    BUSINESS

    The Company is a leading manufacturer and marketer of a diversified line of well-recognized branded consumer products, including PLAYTEX Infant Care products, PLAYTEX tampons, BANANA BOAT Sun Care products, PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products. Through the Acquisitions in January 1998, the Company acquired a number of additional widely-recognized branded consumer products to further strengthen its product lines, including CHUBS baby wipes, WET ONES pre-moistened towelettes, BINKY pacifiers, MR. BUBBLE children's bubble bath products, BINACA breath spray and drops, OGILVIE home permanent products and DENTAX oral care products. The Company generated net sales of $172.7 million and $500.6 million and EBITDA of $43.7 million and $120.1 million for the three months ended March 28, 1998 and the twelve months ended December 27, 1997, respectively. On a Pro Forma basis, the Company generated net sales of $179.4 million and $635.5 million and EBITDA of $39.2 million and $134.8 million for the three months ended March 28, 1998 and the twelve months ended December 27, 1997, respectively.

    The following table sets forth the Company's principal product lines, the primary brand names making up each of these product lines on a Pro Forma basis and certain related data for 1997 on an actual and Pro Forma basis:

                                                                        1997 ACTUAL                  1997 PRO FORMA
                                                                ----------------------------  ----------------------------
                                                                  NET SALES     PERCENT OF      NET SALES     PERCENT OF
PRODUCT LINE                         PRIMARY BRAND NAMES        (IN MILLIONS)    NET SALES    (IN MILLIONS)    NET SALES
------------------------------  ------------------------------  -------------  -------------  -------------  -------------
Infant Care...................  PLAYTEX, CHUBS, WET ONES, MR.     $   124.0             25%     $   212.6             33%
                                BUBBLE, BINKY
Feminine Care.................  PLAYTEX                               201.5             40          201.5             32
Sun Care......................  BANANA BOAT, BIOSUN                    95.7             19           95.7             15
Personal Grooming.............  OGILVIE, BINACA, JHIRMACK,             24.1              5           70.4             11
                                TEK, DENTAX
Household Products............  PLAYTEX, WOOLITE                       55.3             11           55.3              9
                                                                     ------            ---         ------            ---
    Total.....................                                    $   500.6            100%     $   635.5            100%
                                                                     ------            ---         ------            ---
                                                                     ------            ---         ------            ---

COMPETITIVE STRENGTHS

    The Company believes it is distinguished by the following competitive strengths:

    BALANCED PORTFOLIO OF CONSUMER BUSINESSES. As a result of internal growth and five acquisitions since 1994, the Company has built a balanced portfolio of diversified consumer businesses, thereby reducing its dependence on any single category. Infant Care is now the Company's single largest business with 33% of Pro Forma net sales, followed by Feminine Care with 32% and Sun Care with 15%. In 1994, Feminine Care accounted for 54% of net sales, while Infant Care accounted for only 16% of net sales and Sun Care accounted for 10% of net sales. The Company expects Feminine Care to continue to constitute a smaller component of its overall business as a result of anticipated above-average growth in Infant Care and Sun Care and further acquisitions in its non-Feminine Care businesses.

    EXCEPTIONAL CONSUMER FRANCHISES IN ATTRACTIVE CATEGORIES. The Company's primary brand names are well-known and well-respected by both consumers and retailers for their high product quality. In addition, the Company believes that the core categories in which it competes are inherently attractive. The infant care category has grown at a compound annual rate of 7% since 1994 due primarily to the introduction of new products to the category. The sun care category has grown at a compound annual rate of 8% since 1994 due primarily to increased consumer awareness of the importance of sun protection. Further, the Company believes that both the infant care and sun care categories are consolidating and that this consolidation favors market leaders, such as the Company, with marketing expertise, broad product lines and national distribution. The feminine care category is characterized by slow but steady growth, a high degree of customer brand loyalty and a relatively low sensitivity to economic cycles.

    CONSUMER-FOCUSED PRODUCT INNOVATION. The Company devotes significant resources and attention to product innovation and consumer research to develop products which offer new and distinctive benefits to its consumers. This product innovation has enabled the Company to increase its net sales and market share in both the infant care and sun care categories. In the Infant Care business, the Company's net sales grew at a compound annual rate of 17% between 1994 and 1997, while its dollar market share increased from 30% to 39% over the same period. In the Sun Care business, the Company's net sales grew at a compound annual rate of 25% between 1994 and 1997 and its unit market share increased from approximately 16% in 1994 to 20% in 1997.

    WELL-ESTABLISHED DISTRIBUTION CHANNELS. The Company's products are distributed in virtually every major food chain, drug chain, mass merchandiser and price club in the United States through a combination of direct sales personnel and independent brokers. This depth and breadth of distribution permits the Company to rapidly introduce new products and to quickly realize synergies in integrating acquired product lines. To further enhance its relationship with its retailers, the Company is focusing sales and marketing efforts on category management programs. In these programs, the Company works with retailers to increase category sales and profitability through detailed analysis of consumer buying habits and improved merchandising techniques. The Company believes that such programs strengthen the relationship between the Company and the retailer and increase the Company's sales.

    STRONG AND STABLE CASH FLOWS. The strength of the Company's consumer franchise and brand names is reflected in its consistently strong cash flows and operating margins. These characteristics, together with relatively low levels of capital expenditures, provide the Company with financial flexibility to implement its growth strategy. In addition, the Company benefits from operating and financial leverage. Given the predominantly fixed nature of the Company's depreciation, amortization and interest expense, relatively small increases in sales translate into disproportionately large increases in earnings per share.

GROWTH STRATEGY

    In 1995, partnerships managed by Haas Wheat, a private investment firm, invested $180 million in the Company. The proceeds of the equity investment were used by the Company to reduce bank debt and increase its operating and financial flexibility. In addition, Michael R. Gallagher, a seasoned executive with over 29 years of consumer marketing and general management experience, was appointed chief executive officer to lead the Company's growth strategy, the principal features of which are outlined below.

    CONTINUE SALES GROWTH THROUGH MARKET PRODUCT INNOVATION. The Company intends to grow its existing product lines through continued product innovations supported by creative marketing techniques and strong consumer marketing programs. In December 1997, the Company introduced (i) 11 new infant care items, including proprietary new offerings in each of the hard bottle and pacifier segments, (ii) 14 new sun care products and (iii) Odor Absorbing GENTLE GLIDE, a plastic applicator tampon with an all-natural material which absorbs odors without the use of a fragrance or deodorant. The Company intends to apply the same emphasis on new product development to the brands acquired in the Acquisitions.

    MAKE ADDITIONAL SYNERGISTIC ACQUISITIONS. The Company intends to accelerate its growth in net sales and cash flow by acquiring brands with growth potential in attractive categories. The Company seeks to acquire other consumer product companies or brands whose products may be sold through the Company's distribution channels and that would benefit from the PLAYTEX brand name or the Company's expertise in marketing, sales and product development. The acquisition of the BANANA BOAT product line demonstrates the Company's ability to add value to the businesses it acquires. Since the Company first acquired the distribution rights to the BANANA BOAT brand name, its unit market share has grown from approximately 12% in 1992 to 20% in 1997, principally as a result of new product introductions and significant improvements in the brand's distribution and marketing. The acquisitions of WOOLITE, PCH, Carewell and Binky are further examples of how the Company intends to aggressively grow through acquisitions of complementary, or closely related, businesses.

    SELECTIVELY EXTEND BRANDS INTO NEW PRODUCT CATEGORIES. The Company intends to extend its portfolio of brand names into new product categories to capitalize on its brand name recognition, its reputation for customer-focused product development and its well-established distribution network. Initially, the Company plans to focus on higher growth personal care categories closely related to the Company's existing businesses.

    BUILD INTERNATIONAL SALES. Historically, less than 5% of the Company's net sales have been generated outside the United States and Canada. In recent years, the Company has built a sales and marketing team dedicated to strengthening the Company's competitive position overseas. The team is currently seeking to identify strong local partners to distribute the Company's products abroad and is also seeking to capitalize on its strong domestic relationship with key U.S. retailers with international operations, such as Toys "R" Us, Inc. and Wal-Mart. The Company intends to focus its initial efforts on its Infant Care and Sun Care products, primarily in Europe, Latin America and the Pacific Rim.

PRODUCT LINES

    INFANT CARE. The Company's largest business is Infant Care, accounting for 33% of the Company's 1997 Pro Forma net sales. The Company offers disposable feeding systems, cups and mealtime products, reusable hard bottles, pacifiers, pre-moistened towelettes and bubble bath products. In addition to the core PLAYTEX brand, the Company owns the CHUBS, WET ONES, DIAPARENE, MR. BUBBLE and BINKY trademarks which were acquired in the Acquisitions.

    The Company's primary Infant Care business is in infant feeding products, in which the Company held a market leading 39% dollar market share in 1997, up from 30% in 1995 and 36% in 1996, and more than three times the share of the Company's largest competitor. The Company is particularly strong in both the disposable feeding and the infant cup segments with 1997 dollar market shares of 75% and 72%, respectively. In the pre-moistened towelette business, the Company's CHUBS baby wipe brand held a 7% dollar share of the market, while its WET ONES hand and face towelette brand held a market leading 65% dollar share of the hand and face segment.

    The PLAYTEX disposable feeding system, introduced in 1960, was the first disposable system on the market. Since that time, Playtex has provided innovative product improvements as a healthy alternative to breast feeding. In 1996, Playtex continued to lead innovation in this category with its new DROP-INS ready-formed disposable bottle. Since its introduction in 1996, DROP-INS have steadily increased its market share in the disposable feeding category.

    In 1994, Playtex introduced the SPILL-PROOF cup. The domestic infant cup segment of the infant feeding category has almost doubled since this introduction. Sales of the popular 6-ounce version and a larger 9-ounce size have increased the Company's dollar market share in the infant cup segment from 29% in 1994 to 72% in 1997. In 1996, the Company introduced another innovative cup to the market, the QUICKSTRAW cup. This product, which is focused on the older child, has a sliding cap that hides a retractable straw and extends the age range of the children who use Playtex cups and bottles.

    In the fourth quarter of 1997, the Company introduced an assortment of new products which address the health and convenience concerns of parents. In the disposable feeding segment, the Company launched a 4 ounce version of its DROP-INS ready-formed disposable bottle along with a proprietary DROP-INS holder and two new disposable nipples. In the cup segment, the Company introduced the COOLSTRAW cup, an insulated version of the QUICKSTRAW cup introduced in 1996. In the pacifier segment, the Company introduced a one-piece silicone pacifier under the trademark SAFE 'N SURE. Also in late 1997, the Company introduced a new hard bottle feeding system called AVANCE. Unlike conventional hard bottles which are vented near the nipple, this system incorporates a patented air vent on the bottom of the bottle that eliminates air bubbles that form near the nipples of conventional bottles as babies feed. In addition, the bottom of the bottle can be unscrewed from the body of the bottle for easier and more effective cleaning.

    The Company entered the baby wipe business in early 1998 with the acquisition of the CHUBS and DIAPARENE brands. This $548 million category has grown at a compound annual rate of 10% since 1992. CHUBS is best known for its patented stackable plastic boxes which can be used as large building block toys by children following their use as a baby wipe container. Both CHUBS and DIAPARENE (a lower priced brand) are known for their canister dispensers.

    The Company competes in a second segment of the pre-moistened towelette business with WET ONES, the market leader in the hand and face segment of the market. These products are used by parents in applications other than diaper changing, such as cleaning up after meals or traveling away from home. Historically, WET ONES has been offered in both canister and travel pack form, but in 1998 the Company is introducing new individually wrapped towelettes, called WET ONES SINGLES, and a second individually wrapped product targeted for children's lunch boxes called LUNCHKINS.

    The Company's acquisitions of the MR. BUBBLE children's bubble bath business and the BINKY pacifier business provide the Company with new platforms for leveraging strong Infant Care brands into new avenues for growth. MR. BUBBLE held a 16% dollar share of the children's bubble bath market in 1997 and, according to the Company's own research, commands an 86% brand awareness level among consumers. BINKY pacifiers held a 7% dollar share of the market in 1997 and when combined with Playtex pacifiers, the Company held an 18% Pro Forma share of the pacifier market. Similarly, the Company believes the BINKY trademark is particularly well-known among parents and is well suited for further growth through line extensions, better retail merchandising and more innovative forms of consumer marketing.

    FEMININE CARE. The Company's second largest business is Feminine Care, which accounted for approximately 32% of the Company's 1997 Pro Forma net sales. For over 20 years, PLAYTEX tampons have been the second largest-selling tampon brand in the United States.

    Tampons represented approximately 40% of the U.S. feminine sanitary protection market in 1997 and accounted for approximately $785 million in retail sales. Since 1992, the tampon market has grown at a compound annual rate of 2% in dollar terms and 3% in unit terms. Company research indicates that brand loyalty rates in the tampon category are high relative to other consumer product categories. The research further suggests that women generally develop brand preferences during their adolescent years and early twenties and are likely to maintain a high degree of brand loyalty over time.

    Playtex has two major product lines in the Feminine Care business: plastic applicator tampons and cardboard applicator tampons. The plastic applicator business represented 89% of the Playtex branded domestic tampon business in 1997 and is comprised of three product offerings: GENTLE GLIDE, Playtex's original plastic tampon; SOFT COMFORT, with an applicator made of a soft material designed to improve comfort, and SLIMFITS, a new line of tampons introduced in late 1996 developed for the first-time tampon user. The SILK GLIDE brand is Playtex's line of cardboard applicator tampons. This product line features a rounded-tip cardboard applicator and a unique surface coating that provides the consumer with a quality product in the cardboard applicator segment of the tampon market.

    The Company's dollar market share of the domestic tampon market declined from 29% in 1994 to 26% in 1997 as a result of heavy promotional activity by Tambrands Inc. in 1995 and early 1996 as Tambrands Inc. management sought to accelerate category growth and increase its market share. As competitors (including the Company) responded with their own promotional activities, average retail selling prices in the category declined by approximately 7%, and retail and consumer inventories grew. In the second half of 1996, the retail price environment stabilized, and since the fourth quarter of 1996 average retail selling prices for both the category and the Company have returned to 1994 levels.

    During the eighteen month period from July 1996 through December 1997, the Company's dollar market share was relatively stable, ranging between 25% and 26% in dollar terms. However, the Company's shipments to retailers in the first half of 1997 were negatively impacted by the high retail inventories created by earlier price-oriented promotional activity and by management's strategic decision to reduce these excess inventories by curtailing its trade discount programs. During the first half of 1997, dollar shipments of Feminine Care products fell 22% versus the prior year. During the same period in 1997, retail sales of the Company's products exceeded the Company's shipments by 90 million tampons, indicating that retailers reduced their inventories of PLAYTEX tampons by approximately six weeks worth of sales.

    The Company believes that trade inventories returned to more normal levels by mid-year 1997 given that (i) dollar shipments in the second half of 1997 were even with the same period in 1996 and 30% higher than shipments in the first half of 1997 and (ii) dollar shipments and retail sales in the second half of 1997 were in greater balance with one another. Furthermore, retail sales of PLAYTEX tampons in the second half of 1997 increased 12% over the same period in 1996, the result of both higher market shares and overall category growth. In the first quarter of 1998, the Company's Feminine Care business continued to strengthen with a 30% increase in shipments over the first quarter of 1997. In addition, the Company's dollar market share increased over the prior year for the third consecutive quarter (from 25% to 26%), leading to a 12% increase over the first quarter of 1997 in retail sales of Feminine Care products.

    Management's strategy with respect to the Feminine Care business is to maintain its market share at current levels and increase net sales in line with growth in the category. The Company intends to continue shifting its marketing resources into more consumer-driven, brand-building activities such as advertising and product improvement in order to preserve the brand's premium price position and maximize cash flow from the business.

    The introductions of SLIMFITS in late 1996 and Odor Absorbing GENTLE GLIDE in late 1997 are examples of Playtex's innovative product development and new advertising and promotional strategies. SLIMFITS were developed to appeal to young teens, a key segment of the tampon market. SLIMFITS have a softer and narrower plastic applicator providing for greater comfort. The Company believes that SLIMFITS will build its business by encouraging young women to use tampons rather than pads at an earlier age, and by developing brand loyalty for PLAYTEX tampons at a time when lifelong preferences are being formed. Odor Absorbing GENTLE GLIDE tampons are plastic applicator tampons with an all-natural material in the tampons that absorb odors without the use of a fragrance or deodorant. This product is designed to appeal to a large group of women who are concerned with odor protection yet reluctant to use a fragranced tampon.

    SUN CARE. The Company's Sun Care business, which accounted for 15% of 1997 Pro Forma net sales, consists of an extensive line of sun care products designed for specific uses, such as sun protection in sun protection factors ("SPFs") from 4 to 50, waterproof and sweat proof formulas and infant and children's products. The Company also sells a variety of BANANA BOAT skin care products, including sunless tanning lotion, after-sun products, moisturizers and skin treatment formulas containing additives such as Vitamin E and aloe vera gel. For 1997, the Company's Sun Care products had a 20% unit market share, compared to an approximate 12% unit market share in 1992, prior to the Company's involvement with the product line.

    Since 1992, the sun care category has grown at a compound annual rate in excess of 6%. The Company believes the growth prospects for the sun care market are favorable as a result of increasing consumer awareness of the need for sunscreen protection and consumers' desire for sun care products targeted towards their specific age and needs.

    Consistent with this trend, the Company has embarked on an aggressive strategy to introduce new products. For the 1997 sun care season, the Company launched 21 new product offerings targeted at clearly defined segments of the sun care market. Among the new BANANA BOAT products were TAN EXPRESS, ACTION SPORT spray gel, oil-free lotion and BITE BLOCK. The Company believes that one of the most promising recent introductions is the BIOSUN Sun Care line, positioned for today's active, health-conscious consumer.

BIOSUN, a premium product line tested by dermatologists, was formulated to provide long-lasting protection. The brand has gained visibility, in part, due to an educational program specifically targeted to the medical community, especially dermatologists.

    In late 1997, the Company launched fourteen additional products for each of the BANANA BOAT and BIOSUN product lines. In BANANA BOAT, the Company introduced a line of trigger spray products under the QUIKBLOK trademark, a pump spray in its Active Kids line and several additional TAN EXPRESS products with small amounts of SPF. In its BIOSUN line, the Company launched a pump spray along with a clear gel sunscreen.

    The Company focuses on a number of different distribution outlets to deliver its Sun Care products to the consumer. BANANA BOAT is particularly strong with mass merchandisers among whom the brand held a 25% unit market share for 1997. Another valuable part of the focused sales effort for Sun Care products is the use of more than 35 vans to call upon key outlets in the southern and coastal areas of the country. This ensures product availability and selection in the key locations during the prime sun care buying season. The van operators manage product inventory at the store level, invoice customers and transmit key marketing data to the Company through a network of hand-held computers. This technology and the information it supplies provide the Company with a competitive advantage relative to its smaller competitors.

    Industry convention and the seasonal nature of the sun care business requires that manufacturers of sun care products provide retailers with the opportunity to return unsold products at the end of the season. To better reflect the impact of potential returns, the Company provides for estimated returns in its reported operating results as sales are made throughout the year.

    HOUSEHOLD PRODUCTS. Playtex competes in two segments of the household products category: household latex gloves and rug and upholstery cleaning products. These products accounted for 9% of the Company's Pro Forma net sales in 1997.

    Since the Company introduced the first household latex glove in the U.S. in 1954, PLAYTEX gloves have held the number one market share position in terms of units sold. The Company's leadership position continued in 1997 with a 39% share of this category on a units sold basis, up for the third consecutive year from 32% in 1994. Playtex's nationally recognized brand name, based upon its reputation for superior quality, durability and protection, provides a strong competitive advantage as the Company's primary competition is from private label and regional brands. The non-disposable household latex glove market had retail sales of approximately $82 million in 1997.

    Playtex acquired the assets of WOOLITE for $20 million on February 28, 1995. WOOLITE is the number two rug and upholstery cleaning product with a 17% unit market share in 1997. Playtex acquired this product line because of its (i) strong brand name; (ii) number two position in a growing category; (iii) distribution alongside gloves in food stores, drug chains and mass merchandisers and (iv) opportunity for line extensions and more effective marketing programs. Since acquiring the brand in 1995, the Company has introduced new distinctive packaging to enhance communication of the product attributes to the consumer, an improved Pet Stain spray in 1996, a new foam Pet Carpet Cleaner in early 1997 and a new liquid carpet cleaning product called STAIN SOLUTIONS in early 1998.

    PERSONAL GROOMING. Prior to January 1998, the Company's Personal Grooming business consisted of JHIRMACK hair care products and TEK toothbrushes. Following the Acquisitions, this category also includes OGILVIE home hair permanents, BINACA breath freshener products, DENTAX oral care products, TUSSY deodorants, DOROTHY GRAY skin care products and BETTER OFF depilatories. On a Pro Forma basis, Personal Grooming contributed approximately 11% of the Company's 1997 net sales.

    The Company competes in the value priced end of the toothbrush business with its TEK and DENTAX brands of toothbrushes. Additionally, the Company offers value priced toothpaste and dental floss under the DENTAX brand.

    The Company's OGILVIE brand is the market leader of the $48 million market for home hair permanents with a 51% dollar share of the market. Because this category has declined at an annual rate of approximately 10% per year since 1992, it is the Company's strategy to more aggressively consolidate the market behind its market leadership position and to prudently extend the well-known OGILVIE brand into closely related hair care categories.

    The Company's BINACA brand of breath fresheners is also a well-known brand. A leader in the spray segment of the market with 48% of the market in terms of dollar share in 1997, the brand also competes in the more rapidly growing drops segment of the market. With recent Company research indicating that BINACA has the highest brand awareness among breath freshener users, the Company believes this brand equity can provide a platform for future growth initiatives. In addition, Playtex intends to combine its TEK toothbrush, DENTAX oral care and BINACA breath care product lines into a consolidated oral care business to maximize each brand's respective strengths.

MARKETING

    The Company allocates a significant portion of its revenues to the advertising and promotion of its products. Expenditures for these purposes were $114.3 million, $119.4 million and $117.6 million in fiscal 1997, 1996 and 1995, respectively. Pro Forma for the Acquisitions, advertising and promotional spending was $147.1 million in 1997. As part of the Company's strategic shift to a more consumer driven marketing strategy, the Company has shifted a greater percentage of its spending to brand-building activities, such as advertising and sampling programs, and has decreased price-oriented trade spending. The Company intends to extend this same strategy to the product lines added as a result of the Acquisitions and any future acquisitions.

    The Company believes it is responsible for, and will benefit from, the building and development of the markets in which it competes. As a result, the Company is also aggressively developing new category management programs--the process of working with retailers to increase product category sales and profitability through analysis of consumer buying habits and improved merchandising techniques. The Company also intends to bring these skills and resources to bear on the acquired businesses and in so doing, accelerate the sales of the acquired businesses over their historical levels.

COMPETITION

    The markets for the Company's principal products are highly competitive and are characterized by the frequent introduction of new products, often accompanied by major advertising and promotional programs. The Company competes primarily on the basis of product quality, product differentiation and brand name recognition supported by advertising and promotion.

    The Company's competitors consist of a large number of companies, some of which have significantly greater financial resources and less leverage than the Company.

    The Company believes that the market for consumer products will continue to be highly competitive. The level of competition may intensify in the future, including higher spending for advertising and promotion, new product initiatives and continued activity in the private label sector.

DISTRIBUTION

    The Company sells its products through approximately 175 direct sales personnel, independent food brokers and exclusive distributors. Independent food brokers supplement the direct sales force in the food class of trade, primarily by providing more effective coverage at the store level. In 1997, mass merchandisers and other similar outlets, supermarkets and drug stores accounted for 45%, 36% and 19%, respectively, of the Company's net sales. In recent years, sales through mass merchandisers and price clubs, as a percentage of total sales, have increased at the expense of drug store sales, while sales through supermarkets have remained generally consistent.

    The field sales force makes sales presentations at the headquarters or home offices of its customers, where applicable, as well as to individual retail outlets. The sales representatives focus their efforts on selling the Company's products, providing services to its direct customers and executing programs to ensure sales to the ultimate consumer. Consumer-directed programs include arranging for on-shelf and separate displays, obtaining temporary retail price reductions from the retailer and coordinating cooperative advertising participation.

    During 1996, Playtex restructured its domestic sales force into two separate organizations: the Consumer Products Division for Sun Care, Household Products and Personal Grooming, and the Personal Products Division for Feminine Care and Infant Care Products. This structure allows the Company's sales forces to focus more effectively on individual product lines and the Company's new category management initiatives, which the Company anticipates will allow a more effective and efficient integration of newly acquired brands through its existing distribution network.

RESEARCH AND DEVELOPMENT

    The Company maintains ongoing research and development in Paramus, New Jersey. Approximately 69 employees are engaged in these programs, for which expenditures were $8.0 million, $7.3 million and $6.5 million, respectively, during each of the last three fiscal years.

TRADEMARKS AND PATENTS

    The Company has proprietary rights to a number of trademarks important to its business, such as ACTION SPORT, AVANCE, BANANA BOAT, BETTER OFF, BINACA, BINKY, BIOSUN, BITE BLOCK, CHERUBS, CHUBS, COMFORTFLOW COOLSTRAW, DENTAX, DIAPARENE, DOROTHY GRAY, DROP-INS, EAZY-FEED, GENTLE GLIDE, GET ON THE BOAT, HEAT CARE, JHIRMACK, LIVING, LUNCHKINS, MOST LIKE MOTHER, MR. BUBBLE, NATURAL ACTION, OGILVIE, PLAYTEX, PORTABLES, QUIKBLOK, QUICKSTRAW, SAFE 'N SURE, SILK GLIDE, SLIMFITS, SOFT COMFORT, SPILL-PROOF, TAN EXPRESS, TEK, TUSSY, WET ONES, WET ONES HANDSAVER and WET ONES SINGLES. The PLAYTEX and LIVING trademarks in the United States and Canada are owned by Playtex Marketing. Playtex Marketing is responsible for protecting, exercising quality control over and enforcing the trademarks. The Company and Apparel each have licenses from Playtex Marketing for the use of such trademarks in the United States and Canada on a perpetual, royalty-free basis; Apparel's license is for apparel and apparel-related products, and the Company's license is for all other products. In all other countries, Apparel retains title to the PLAYTEX and LIVING trademarks, subject to a perpetual, royalty-free license to the Company to use such trademarks for all products other than apparel products. The Company also owns a royalty-free license in perpetuity to the WOOLITE trademark for rug and upholstery cleaning products in the United States and Canada.

    The Company also owns various patents related to certain products and their method of manufacture, including patents for the tampon wrap material, the assembly of the compact tampon, the tampon inserter, the baby nurser holder, the configuration of certain baby pacifiers, nipples, caps and cups and formulations for certain sun care and hair care products. The patents expire at varying times, ranging from 1998 to 2014. The Company also has pending patent applications for various products and methods of manufacture relating to its tampon, nurser and toothbrush businesses. While the Company considers its patents to be important to its business, it believes that the success of its products is more dependent upon the quality of these products and the effectiveness of its marketing programs. No single patent is material to the business of the Company.

RAW MATERIALS AND SUPPLIERS

    The principal raw materials used by the Company in the manufacture of its products are synthetic fibers, resin-based plastics and other chemicals and certain natural materials, all of which are normally readily available. While all raw materials are purchased from outside sources, the Company is not dependent upon a single supplier in any of its operations for any material essential to its business or not otherwise commercially available to the Company. The Company has been able to obtain an adequate supply of raw materials, and no shortage of such materials is currently anticipated.

CUSTOMERS AND BACKLOG

    No single customer or affiliated group of customers, except Wal-Mart, represented over 10% of the net sales of the Company in each of 1997, 1996 and 1995. For each of such periods, net sales to the Company's next three largest customers represented in the aggregate approximately 14% in 1997, 12% in 1996 and 12% in 1995 of the net sales of the Company. The Company does not expect the Acquisitions to materially increase this concentration. In accordance with industry practice, the Company grants credit to its customers at the time of purchase. In addition, the Company grants extended payment terms to new customers and for the initial sales of introductory products and product line extensions, and it grants extended terms on its Sun Care products due to industry convention and the seasonal nature of this business. See Note 15 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus.

    The Company's policy is not to accept returned goods, except for Sun Care products, which are seasonal in nature. Exceptions to this policy are authorized by management of the sales organization. Returns result primarily from Sun Care seasonal products, damage and shipping discrepancies and generally are not material to the total net sales of the Company.

    Because of the short period between order and shipment dates (generally less than one month) for most of the Company's sales, the dollar amount of current backlog is not considered to be a reliable indicator of future sales volume.

REGULATION

    Government regulation has not materially restricted or impeded the Company's operations. Certain of the Company's products are subject to regulation under Federal Food, Drug and Cosmetic Act and the Fair Packaging and Labeling Act. The Company is also subject to regulation by the Federal Trade Commission with respect to the content of its advertising, its trade practices and other matters. The Company is subject to regulation by the United States Food and Drug Administration in connection with its manufacture and sale of tampons. See "Legal Proceedings."

ENVIRONMENTAL

    The Company believes that it is in substantial compliance with federal, state and local provisions enacted or adopted regulating the discharge of materials hazardous to the environment. There are no significant environmental expenditures anticipated for the current year or for 1999. See "Legal Proceedings."

PROPERTIES

    The principal executive offices of the Company are located at 300 Nyala Farms Road, Westport, Connecticut 06880 and are occupied pursuant to a lease which expires in 2004. The Company operates manufacturing and distribution facilities in Dover, Delaware; Sidney, Ohio; Watervliet, New York; and Arnprior and Malton, Canada. The Company maintains a research and development facility in Paramus, New Jersey which is leased on a month-to-month basis. The Company operates two facilities in Canada. The Arnprior facility, primarily a warehouse and assembly operation, is owned by the Company. The Malton facility, a warehouse and office site, is leased by the Company. This lease expires in 2004. For 1997, the Company's average manufacturing capacity utilization rate was approximately 82%.

    The following table sets forth the principal properties of the Company at March 31, 1998:

                                                                                       NO. OF         ESTIMATED
FACILITIES OWNED                                                                     FACILITIES     SQUARE FOOTAGE
---------------------------------------------------------------------------------  ---------------  --------------
  Manufacturing/Office/Distribution/Warehouse
    Dover, DE....................................................................             3          710,000
    Watervliet, NY...............................................................             1          159,600
    Arnprior, Canada.............................................................             1           91,800
    Sidney, OH...................................................................             1           54,400


FACILITIES LEASED
---------------------------------------------------------------------------------
  Office/Distribution/Warehouse
    Dover, DE....................................................................             5          310,000
    Sidney, OH...................................................................             3          227,200
    Malton, Canada...............................................................             1           72,800
    Westport, CT.................................................................             1           41,700
    Paramus, NJ..................................................................             1           33,000
    Montvale, NJ.................................................................             1           19,500
    Guaynabo, PR.................................................................             1           13,700
    Orlando, FL..................................................................             1           10,400
    Spokane, WA..................................................................             1            8,400

    In May 1997, the Company signed an agreement to lease certain office space located in Allendale, New Jersey. This facility contains 43,500 square feet and will house the Company's Research and Development group. This new lease has a term of 15 years with two five-year renewal options. The Paramus, New Jersey facility noted in the above table will be vacated when construction of the Allendale, New Jersey facility is completed.

EMPLOYEES AND LABOR RELATIONS

    The Company's worldwide workforce consisted of approximately 1,930 employees as of December 27, 1997, of whom 167 were located outside of the United States, primarily in Canada. Of the United States facilities, only the operation at Watervliet, New York, has union representation; it is organized by The Brush Workers Union Local No. 20466 I.U.F.-A.F.L.-C.I.O. The collective bargaining agreement covered 180 workers at December 27, 1997 and expires on June 24, 2000. The Company believes that its labor relations are satisfactory and no material labor cost increases are anticipated.

LEGAL PROCEEDINGS

    Beginning in 1980, studies were published leading to the hypothesis that tampons are associated with TSS. Since 1980, numerous claims have been filed against manufacturers of tampons, a small percentage of which have been litigated to conclusion.

    The number of TSS claims relating to PLAYTEX tampons has declined substantially over the years. During the mid-1980s, there were approximately 200 pending claims at any one time relating to PLAYTEX tampons. As of the end of 1997, there were approximately nine pending claims, although additional claims may be asserted in the future. For claims filed from October 1, 1985 until November 30, 1995, including three of the claims currently pending, the Company is self-insured for TSS claims, and bears the costs of defending those claims, including settlements and trials. Effective December 1, 1995, the Company obtained insurance coverage with certain limits in excess of a deductible of $1 million per occurrence and $4 million in the aggregate, on claims occurring on or after December 1, 1995.

    The incidence rate of menstrually associated TSS among tampon users has declined significantly over the years. In 1982, the rate was reported to be between six and seventeen occurrences per 100,000 menstruating women per year. The most recent reported information as of 1989 is that the rate is approximately one occurrence per 100,000.

    Based on the Company's experience with TSS cases, its evaluation of the currently pending claims, the reported decline in the incidence of menstrually associated TSS, the federally-mandated warning about TSS on and in its tampon packages and the development of case law upholding the adequacy of tampon warnings which comply with federally-mandated warnings, the Company believes that there are no claims or litigation pending, including the TSS cases, which could have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

    The Company, as successor to the Family Products businesses of IPI, is presently participating as part of a group of several potentially responsible corporate parties ("PRP Group") in the remediation of the Wildcat Landfill in Dover, Delaware, which has been designated as a "Superfund" site by the EPA. In June 1989, the PRP Group entered into a settlement pursuant to which the Company (together with Apparel) assumed a share of the remediation costs, which share, based on reasonable engineering estimates, was $565,000 for both companies combined. The Company and Apparel have each paid $300,000 (or a total of $600,000) to an escrow fund under an agreement with other settling parties and site remediation has been completed. Associated monitoring costs are not expected to be material.

    The Company has joined the PRP Group with respect to the Kent County Landfill Site in Houston, Delaware, which has been designated a "Superfund" site by the State of Delaware. A study of the site is being conducted to formulate a remediation plan. The Company's allocated share of the costs of the remediation study is not expected to exceed $100,000, which amount will be shared equally with Apparel. Although the remedial costs associated with the site will be difficult to assess until the study is completed, based on the information currently available to the Company, the nature and quantity of material deposited by the Company and the number of other entities in the PRP Group who are expected to share in the costs and expenses, the Company does not believe that the costs to the Company will be material. The Company and Apparel will share equally all expenses and costs associated with IPI's involvement with this site.

    The Company is a defendant in various other legal proceedings, claims and investigations which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters, including those described above, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information regarding the Company's directors and executive officers:


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Robert B. Haas.......................................          50   Chairman and Director
Michael R. Gallagher.................................          52   Chief Executive Officer and Director
Michael F. Goss......................................          38   Executive Vice President, Chief Financial Officer and
                                                                    Director
Richard G. Powers....................................          52   President, Personal Products Division
Max R. Recone........................................          43   President, Consumer Products Division
James S. Cook........................................          46   Senior Vice President, Operations
Irwin S. Butensky, Ph.D..............................          62   Senior Vice President, Research and Development
John D. Leahy........................................          44   Senior Vice President, Corporate Sales/ International
Kenneth F. Yontz.....................................          53   Director
Timothy O. Fisher....................................          48   Director
Douglas D. Wheat.....................................          47   Director
Michael R. Eisenson..................................          42   Director
C. Ann Merrifield....................................          47   Director
John W. Childs.......................................          56   Director


    The business experience, principal occupations and employment as well as the periods of service of each of the directors and executive officers of the Company during the last five years are set forth below.

    ROBERT B. HAAS has been Chairman and a Director of the Company since 1995. Mr. Haas has been actively involved in private investments since 1978, specializing in leveraged buyouts. He has served as Chairman of the Board and Chief Executive Officer of Haas Wheat since 1995; he has also been Chairman of the Board and Chief Executive Officer of Haas Wheat Advisory Partners Incorporated since 1992 and Chairman of the Board of Haas & Partners Incorporated since 1989 (each of which is a private investment firm specializing in leveraged acquisitions). Mr. Haas has been Chairman and a Director of Nebraska Book Company, Inc. since 1998. Mr. Haas serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation (a producer of specialty food products), Sybron International Corporation, Smarte Carte Corporation, Walls Holding Company, Inc. and NBC Acquisition Corp.

    MICHAEL R. GALLAGHER has been the Chief Executive Officer and a Director of the Company since 1995. Prior to joining the Company, Mr. Gallagher was Chief Executive Officer of North America for R&C from 1994 to 1995. Mr. Gallagher was President and Chief Executive Officer of Eastman Kodak's L&F Products subsidiary from 1988 until the subsidiary was sold to R&C in 1994. From 1984 to 1988, Mr. Gallagher held various executive positions with the Lehn & Fink Group of Sterling Drug. From 1982 to 1984, he was Corporate Vice President and General Manager of the Household Products Division of The Clorox Company ("Clorox"). Prior to that, Mr. Gallagher had various marketing and general management assignments with Clorox and with Procter & Gamble. He is presently a director of Fleet Bank N.A. and the Grocery Manufacturers Association.

    MICHAEL F. GOSS has been Executive Vice President and Chief Financial Officer of the Company since December 1994. He has served as a Director of the Company since 1995. From 1992 to 1994, Mr. Goss was Treasurer and Vice President--Corporate Development of Oak Industries, Inc. ("Oak"), an electronic components company. From 1990 to 1992, he was Director of Financial Planning for Oak.

    RICHARD G. POWERS has been the President of the Personal Products Division of the Company since 1996. Prior to joining the Company, Mr. Powers was President of R&C's North American Personal Products Division. From 1992 to 1995, he was Vice President of Sales for R&C, and from 1990 to 1992 he was Vice President of Marketing for R&C's Durkee-French Foods Division. From 1973 to 1990, Mr. Powers held various positions in marketing and general management at General Foods Corp.

    MAX R. RECONE has been the President of the Consumer Products Division of the Company since March 1996. From 1995 to 1996, he was Vice President and Business Manager for Sun Care, Hair Care and Household Products. From 1993 to 1995, he served as Vice President--Banana Boat. From 1992 to 1993, he was Vice President--Sales of the Company. From 1990 to 1992, Mr. Recone served as Vice President/ General Manager of Playtex Limited, the Company's Canadian subsidiary.

    JAMES S. COOK has been Senior Vice President, Operations of the Company since 1991. From 1990 to 1991, he was Vice President, Dover Operations of the Company. From 1988 to 1990, he was Vice President of Distribution, Logistics & MIS of the Company. From 1982 to 1988, Mr. Cook held various senior level positions in manufacturing and distribution with the Company. From 1974 to 1982, he held various manufacturing and engineering positions at Procter & Gamble.

    IRWIN S. BUTENSKY, Ph.D., has been Senior Vice President, Research and Development of the Company since 1990. From 1979 to 1990 he was Vice President of Research & Development for the Company. From 1967 to 1979, Dr. Butensky held several senior technical positions at Richardson-Vicks, Inc., his last being Director of Dermatology Research.

    JOHN D. LEAHY has been Senior Vice President, Corporate Sales/International of the Company since January of 1998. From June 1996 until January of 1998 he was Vice President of Corporate Sales/ International. From June 1993 to June 1996 he was Vice President of Sales of the Company. From 1992 to 1993, he served as Vice President of Trade Marketing. From 1982 to 1992, Mr. Leahy held various field sales positions with the Company including Vice President of Field Sales.


    KENNETH F. YONTZ has been a Director of the Company since 1995. Mr. Yontz has been Chairman of the Board, President and Chief Executive Officer of Sybron International Corporation (a manufacturer of dental and laboratory products) since 1987. He previously served as Executive Vice President of the Allen Bradley Company. He is a director of Berg Electronics, Inc. (a manufacturer of connectors).


    TIMOTHY O. FISHER has been a Director of the Company since 1996. Mr. Fisher has been a Vice President since 1986 of The Hillman Company (diversified investments and operations) and is a director of several private companies.

    DOUGLAS D. WHEAT has been a Director of the Company since June 1995. Mr. Wheat has been President of Haas Wheat since 1995 and President of Haas Wheat Advisory Partners Incorporated since 1992 (each of which is a private investment firm specializing in leveraged acquisitions). He was Co-Chairman of Grauer & Wheat, Inc. (a private investment firm) from 1989 to 1992 and Senior Vice President of Donaldson, Lufkin & Jenrette Securities Corporation from 1985 to 1989. Mr. Wheat serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation (a producer of specialty food products), Smarte Carte Corporation, Walls Holding Company, Inc., NBC Acquisition Corp. and the Nebraska Book Company, Inc.

    MICHAEL R. EISENSON has been a Director of the Company since March 1997. Mr. Eisenson is the President and Chief Executive Officer of Harvard Private Capital Group, Inc. ("HPC"), which is the investment advisor for the private equity and real estate portfolios of the Harvard University endowment fund. Prior to joining HPC in 1986, Mr. Eisenson was a Manager with The Boston Consulting Group from 1981 to 1985. He serves on the Boards of Directors of Harken Energy Corporation, ImmunoGen, Inc., United Auto Group, Inc. and The W.M.F. Group, as well as those of several private companies.

    C. ANN MERRIFIELD has been a Director of the Company since May 1997. Ms. Merrifield has been President of Genzyme Genetics, a wholly owned subsidiary of Genzyme Corporation (a biotechnology company), since 1996. She previously served as Vice President, Marketing and Business Development of Genzyme Genetics from 1992 to 1996. Prior to that, Ms. Merrifield was a Partner with Bain and Company (a consulting firm) from 1987 to 1992.


    JOHN W. CHILDS has been a Director of the Company since January 1998. He has been President of J.W. Childs Associates, L.P., a Boston-based private investment firm, since July 1995. Prior to that time, he was an executive at The Thomas H. Lee Company from May 1987, most recently holding the position of Senior Managing Director. Prior to that, Mr. Childs was with the Prudential Insurance Company of America where he held various executive positions in the investment area ultimately serving as Senior Managing Director in charge of the Capital Markets Group. He is a director of Beltone Electronics Corp. (manufacturer of hearing aid devices), Big V Supermarkets, Inc. (an operator of supermarkets), Central Tractor Farm & Country, Inc. (an operator of specialty hardware stores and a mail order business), Chevys, Inc. (owner and operator of full service, casual and "fast casual" Mexican restaurants), Cinnabon International, Inc. (operator of Cinnabon bakery stores), DESA International, Inc. (manufacturer and marketer of heating and power tool products), The Edison Project, Inc. (private operator of public and charter schools), and Select Beverages, Inc. (an independent bottler and distributor of soft drinks and new age beverages). At the last annual meeting of stockholders on June 4, 1998, Mr. Childs was re-elected to the Company's Board of Directors. Mr. Childs submitted a letter of resignation to the Company, and will resign from his position as director effective as of the closing date of the transaction contemplated by the Stock Purchase Agreement.



    Pursuant to the Stockholders Agreement between the U.S. Purchaser and the Company executed in connection with the Stock Purchase Agreement, the Company has agreed to appoint Messrs. Blum and Ubben to the Company's Board of Directors.



    RICHARD C. BLUM is the Chairman and President of Richard C. Blum & Associates, Inc., a merchant banking firm he founded in 1975. Mr. Blum is a member of the Board of Directors of Northwest Airlines Corporation (a commercial airline); Glenborough Realty (a real estate investment trust) and URS Corporation (a construction services company). Mr. Blum also serves as vice-Chairman of URS Corporation and has been a director of CB Commercial Real Estate Services Group, Inc. (a real estate services company) since 1993.



    JEFFREY W. UBBEN has been a managing director of Richard C. Blum & Associates, Inc. since 1995. Prior to that time he was a portfolio manager of the $5 billion Fidelity Value Fund (a mutual fund) and had been employed by Fidelity since 1984. He has been a director of Kinetic Concepts, Inc. (a therapeutic furniture company) since March 1998.


    There are no family relationships among any of the foregoing persons.

COMPENSATION OF EXECUTIVE OFFICERS

    Amounts payable under the Company's Management Incentive Plan are calculated based upon the following factors: (i) annual base salary; (ii) each employee's targeted percentage (a percentage of base salary that increases for higher positions within the Company, thereby placing a greater percentage of compensation at risk for those with greater responsibility); (iii) corporate results with respect to net sales, operating profit and cash flow (each as defined in the Management Incentive Plan), measured against objectives established at the beginning of each year by the Board and (iv) except for the Company's chief executive officer (the "Chief Executive Officer"), an individual performance factor based on measured accomplishment of goal-oriented projects. For all plan participants other than the Chief Executive Officer, the three financial targets and performance against the individual goals are weighted equally. For the Chief Executive Officer, the targets are weighted 50% on operating profit and 25% on each of net sales and cash flow. In 1997, 88 employees, including the Chief Executive Officer, participated in this plan.

    Mr. Gallagher was named Chief Executive Officer of the Company effective July 10, 1995. The Company entered into a Memorandum of Understanding, dated as of June 21, 1995 (the "Memorandum"), with Mr. Gallagher, providing for his employment as the Company's Chief Executive Officer for a five-year period, unless earlier terminated or extended in accordance with the Memorandum or by agreement of the parties. The Memorandum, which was approved by the Compensation Committee, provides for a base salary, certain incentive bonuses, and the grant of stock options with respect to 800,000 shares of Common Stock pursuant to the 1994 Stock Option Plan to become exercisable in equal installments over a four-year period. The incentive bonuses available to Mr. Gallagher under the Memorandum are (i) an annual Incentive Bonus pursuant to the formulas set forth in the Company's Management Incentive Plan, (ii) Special Bonuses as of the last day of calendar year 1997, 1996 and 1995 in the amounts of $300,000, $300,000 and $650,000, respectively, and (iii) Special Price-Based Incentive Compensation consisting of $1 million cash payments if and when the Company's Common Stock first reaches trading price levels of $15, $20, $25, and $30, in each case for at least 30 consecutive days prior to June 30, 2000.

    During fiscal year 1996, Mr. Gallagher received stock options with respect to an additional 100,000 shares of Common Stock pursuant to the 1994 Playtex Stock Option Plan which become exercisable in equal installments over a three-year period.


    The 1994 Stock Option Plan, which has been approved by the Company's stockholders, authorizes the grant to directors, executives and other key employees of the Company of long-term incentive share awards in the form of options ("Options") to purchase Common Stock and SARs. The 1994 Stock Option Plan is administered by the Compensation Committee. The aggregate number of shares of Common Stock which may be issued upon exercise of Options and SARs may not exceed 5,047,785 shares (subject to further adjustments for stock dividends and stock splits); provided that the aggregate number of such shares which may be issued upon the exercise of Options and SARs granted to any single director or Executive Officer (as defined in the 1994 Stock Option Plan) may not exceed 1,000,000. Options and SARs may not be granted under the 1994 Stock Option Plan after October 2003. As of April 8, 1998, 2,009,076 shares remained available for issuance under the 1994 Stock Option Plan (after giving effect to approval of an amendment to the plan by the stockholders of the Company at the annual meeting on June 4, 1998).


    The Chief Executive Officer and each of his direct reports are parties to agreements with the Company with respect to termination of employment. In the event of termination by the Company without Cause (as defined in such agreements) which occurs prior to a Change of Control (as defined in such agreements), Mr. Gallagher and Mr. Goss are entitled to receive two years' salary, bonus and fringe benefits, and the other executives are entitled to receive one year's salary, bonus and fringe benefits. Additionally, in the event of termination of employment prior to a Change of Control, due to death or "Disability" (as defined in the Company's Long Term Disability Policy), Mr. Gallagher or his estate is entitled to receive two years' salary, bonus and fringe benefits. In the event employment is terminated within three years following a Change of Control, each of the executives except Mr. Gallagher would receive one year's salary, bonus and fringe benefits. Mr. Gallagher would enter into a five year non-compete agreement following termination arising from a Change of Control for total consideration equal to three years' salary, bonus and fringe benefits. Mr. Goss is additionally obligated to make himself available as a consultant to the Company for a period of six months following termination arising from a Change of Control for total consideration equal to one year's salary, bonus and fringe benefits. In the event of a Change of Control, each executive is entitled to receive a one-time payment equal to the highest annual bonus received in the last three fiscal years, whether or not employment is terminated.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of April 22, 1998, and as adjusted to reflect the sale of the Common Stock sold in the International Offering pursuant to a Prospectus dated May 21, 1998 and the sale of the Common Stock offered hereby, by (i) the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company, (ii) each Director of the Company, (iii) all Directors and executive officers as a group, (iv) all persons known by the Company to own beneficially 5% or more of the Common Stock and (v) each U.S. Selling Stockholder. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned by such stockholders.



                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                   OWNED                                   OWNED
                                             PRIOR TO THE U.S.                     AFTER THE U.S. DIRECT
                                              DIRECT SALE (1)        NUMBER OF             SALE
            NAME AND ADDRESS              -----------------------     SHARES      -----------------------
          OF BENEFICIAL OWNERS               NUMBER      PERCENT    BEING SOLD       NUMBER      PERCENT
----------------------------------------  ------------  ---------  -------------  ------------  ---------
Robert B. Haas..........................    20,000,000(2)     33.2%      --         20,000,000      33.2%
Michael R. Gallagher....................       485,668(3)     *         --             485,668      *
Michael F. Goss.........................       163,001      *           --             163,001      *
Richard G. Powers.......................        16,667      *           --              16,667      *
Max R. Recone...........................       126,667      *           --             126,667      *
James S. Cook...........................       176,667      *           --             176,667      *
Kenneth F. Yontz........................        10,600      *           --              10,600      *
Timothy O. Fisher.......................        21,663(4)     *         --              21,663(4)     *
Douglas D. Wheat........................       --          --           --             --          --
Michael R. Eisenson.....................     2,915,963(5)      4.8%      --          2,915,963(5)      4.8%
C. Ann Merrifield.......................         1,800      *           --               1,800      *
Wyche H. Walton.........................       --          --           --             --          --
John W. Childs..........................     8,128,666(6)     13.5%    6,000,000(  (8)    2,128,666(8)      3.5%
All current directors and executive
  officers as a group (14 persons)......    29,121,399   (6)     48.8%    6,000,000(  (8)   23,121,399     35.4%
Partnerships managed by Haas Wheat(2)...    20,000,000(2)     33.2%      --         20,000,000(2)     33.2%
Stinson Capital Partners, L.P. et al.
  909 Montgomery Street Suite 400 San
  Francisco, CA 94113(9)................     5,001,300    10)      8.3%      --     11,758,700      19.5%
J.W. Childs Equity Partners, L.P........     7,855,764      13.0%     6,000,000(  (8)    1,855,764(8)      3.0%


------------------------

*   Indicates less than one percent.

(1) Includes shares that may be acquired upon the exercise of stock options granted by the Company that are exercisable within 60 days of April 8, 1998. The shares beneficially owned include 466,668, 135,001, 16,667, 86,667, 86,667, 10,600, and 1,800 shares subject to currently exercisable options granted to Messrs. Gallagher, Goss, Powers, Recone, Cook and Yontz and Ms. Merrifield, respectively, and an aggregate of 804,070 shares subject to currently exercisable options granted to all directors and executive officers.

(2) Includes 8,055,555 shares (approximately 13.4% of the outstanding shares) owned by HWH Capital Partners, L.P., 9,028,482 shares (approximately 15.0% of the outstanding shares) owned by HWH Valentine Partners, L.P., and 2,915,963 shares (approximately 4.8% of the outstanding shares) owned by HWH Surplus Valentine Partners, L.P. ("Surplus"). The address of each of the foregoing partnerships is c/o Haas Wheat & Partners Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas

    75201. The sole general partner of each of such partnerships is a limited partnership, and the sole general partner of each of such limited partnerships is a corporation controlled by Mr. Haas. By virtue of his control of such corporations, Mr. Haas has sole voting and dispositive power over 17,084,037 shares and shared voting and dispositive power over 2,915,963 shares.


(3) Includes 9,000 shares held by Mr. Gallagher's children. Mr. Gallagher disclaims beneficial ownership of these shares.



(4) Includes 16,663 shares held of record by Mr. Fisher's spouse and children. Mr. Fisher disclaims beneficial ownership of these shares.



(5) Represents shares owned by Surplus, of which Phemus Corporation is the sole Limited Partner. Mr. Eisenson is the President and Chief Executive Officer of Harvard Private Capital Group, the investment advisor for Phemus Corporation. While Mr. Eisenson has shared voting and dispositive power over the shares, he disclaims beneficial ownership of such shares.



(6) Includes 7,855,764 shares (approximately 13.0% of the outstanding shares) beneficially owned by J.W. Childs Equity Partners L.P. ("Childs LP"), a Delaware limited partnership, and 272,902 shares owned by John W. Childs directly. The address of Mr. Childs and Childs LP is c/o J.W. Childs Associates, L.P., One Federal Street, Boston, MA 02110.



(7) Includes 7,855,764 shares beneficially owned by Childs LP and 272,902 shares owned by John W. Childs. In addition to the shares being sold hereby, John
    W. Childs sold 209,756 shares pursuant to a separate Prospectus dated May 21, 1998 in the International Offering. See "Plan of Distribution."



(8) The number in the table reflects a maximum of 6,000,000 shares to be sold by Childs LP pursuant to the Stock Purchase Agreement. In addition, other permitted assigns under the Stock Purchase Agreement (none owning more than 1% individually or in the aggregate) may elect to sell a maximum of 754,918 shares, in which event the number of shares sold by Childs LP will be reduced accordingly.



(9) On December 16, 1997, the Company received a Schedule 13D dated December 4, 1997 filed with the SEC in respect of ownership of an aggregate of 5,001,300 shares of Common Stock by a group comprised of Stinson Capital Partners, L.P., BK Capital Partners IV, L.P., The Carpenters Pension Trust for Southern California, United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund, Insurance Company Supported Organizations Pension Plan, Richard C. Blum & Associates, L.P., Richard C. Blum & Associates, Inc. and Richard C. Blum. Each filing person reported shared voting power and shared dispositive power with respect to all of such shares. The Company has not attempted to verify independently any of the information contained in the Schedule 13D.



(10) The amount in the table does not include 6,000,000 shares agreed to be purchased by RCBA Playtex, LP, an affiliate of Richard C. Blum & Associates, Inc., pursuant to the Stock Purchase Agreement. See "Plan of Distribution."

                          DESCRIPTION OF CAPITAL STOCK

    As of the date of this Prospectus, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK

    Both prior to and following the offering, 60,296,851 shares of Common Stock will be issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Company's Board with respect to any series of Preferred Stock, the holders of such Common Stock exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock does not have any preemptive rights.

PREFERRED STOCK

    Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board has the authority to issue up to 50,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. There will be no shares of Preferred Stock outstanding upon the closing of the Offering and the Company has no present plans to issue any Preferred Stock.

    One of the effects of undesignated Preferred Stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

    NUMBER OF DIRECTORS, FILLING VACANCIES AND REMOVAL. The Certificate of Incorporation provides that the number of directors of the Board will be fixed in the manner provided by the By-laws. The By-laws provide that the Board shall consist of at least one and not more than 15 directors; provided that until the Termination Date (defined below) the number of directors shall be an odd number of at least nine and not more than 15. "Termination Date" means the first date on which no party is contractually obligated to vote for nominees for director under the Stock Purchase Agreement. The Termination Date has not yet occurred.

    The By-laws create two special committees of the Board responsible for nominating directors until the Termination Date. The purpose of the two committees is to ensure that Haas Wheat has the ability to nominate a majority of the members of the Board.

    The "Purchaser Nominating Committee," which consists of directors designated by Haas Wheat or directors who have been nominated by such designees (collectively, the "Purchaser Directors"), has the exclusive authority of the Board to nominate a number of nominees for election at any stockholder meeting at which one or more directors are to be elected or by written consent of the stockholders, which (when added to the number of continuing directors who are not then subject to election and who are Purchaser Directors) is equal to the smallest number that constitutes a majority of the Board (a "Simple Majority"). The By-laws also grant the Purchaser Nominating Committee exclusive authority to fill any vacancies occurring in a directorship which was held by a Purchaser Director or any newly created directorship that results from increasing the size of the Board (but only when the increase, when added to the number of continuing Purchaser Directors, is equal to the smallest number that constitutes a Simple Majority). If there are no Purchaser Directors, then a special meeting of the stockholders will be called and the stockholders will have the authority, and will be required to, fill the vacancies.

    The "Non-Purchaser Nominating Committee," which consists of the directors who are not Purchaser Directors (the "Non-Purchaser Directors"), has the exclusive authority of the Board to nominate a number of nominees for election at any stockholders meeting at which one or more directors are to be elected or by written consent of stockholders, which (when added to the number of continuing directors who are not subject to election and who are not Purchaser Directors is equal to the total number of directors less a Simple Majority); provided that two of the Non-Purchaser Directors must be Unaffiliated Persons (defined below) (one of whom must be qualified under NYSE rules and policies to sit on the audit committee of the Board) and at least two of the Non-Purchaser Directors must be executive officers of the Company (one of whom must be the Chief Executive Officer). "Unaffiliated Person" means any person who is not employed by, affiliated with or otherwise related to Haas Wheat or any entity controlled by Haas Wheat, and who does not have a material business relationship with Haas Wheat or any entity controlled by Haas Wheat.

    The Non-Purchaser Nominating Committee also has the exclusive authority of the Board to fill any vacancy occurring in a directorship which was held by a Non-Purchaser Director who is not an executive officer of the Company or any vacancies occurring in any newly-created directorship that results from increasing the size of the Board to the extent such newly-created directorships are not required to be filled by the Purchaser Nominating Committee. If there are no Non- Purchaser Directors, then the board shall have the power to fill any and all such vacancies or newly-created directorships then existing; provided that any directors elected pursuant to the foregoing must be Unaffiliated Persons.

    Finally, until the Termination Date, any nomination of a nominee to succeed a Non-Purchaser Director who is an executive officer must be made by the Board, and any vacancy in a directorship which was held by a Non-Purchaser Director who was an executive officer may be filled only by the Board and not by the stockholders of the Company.


    On June 4, 1998, the stockholders of the Company approved an amendment to the By-laws requiring that one of the Non-Purchaser Directors be designated to serve on the Company's Board by Childs LP. Childs LP is entitled to make this designation until the earlier of (i) the date upon which Childs LP holds in the aggregate less than 4,628,688 shares of the Common Stock and (ii) the tenth anniversary of the closing date of the PCH acquisition. Following the closing of the transactions contemplated by the Stock Purchaser Agreement, Childs LP will hold fewer that 4,628,688 shares of Common Stock and, accordingly, its right under the By-laws will lapse. On June 1, 1998, Mr. Childs submitted a letter of resignation as a director, subject to the consummation of the transaction contemplated by the Stock Purchase Agreement.



    Pursuant to a Stockholders Agreement, dated as of June 1, 1998 between the Company and the U.S. Purchaser, the Board has proposed an amendment to the By-laws, for approval by the stockholders at the next annual meeting of the Company. The proposed amendment provides that the U.S. Purchaser shall be entitled to designate two of the Non-Purchaser Directors to serve on the Company's Board, until the earlier of (i) the date upon which the U.S. Purchaser or its affiliates hold, in the aggregate, less than 11% of the outstanding shares of Common Stock, or (ii) the tenth anniversary of the date of the closing of the transaction contemplated by the Stock Purchase Agreement, PROVIDED that one such designated director is either Jeffery W. Ubben or N. Colin Lind for so long as he is an employee, officer, director, member or partner of the U.S. Purchaser or any of its Affilates, and any other director designated by the U.S. Purchaser shall be approved by a majority of the members of the Board who are either Purchaser Directors or officers of the Company.


    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS AT SPECIAL MEETINGS. The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before a special meeting of stockholders of the Company (the "Stockholder Notice Procedure").

    The Stockholder Notice Procedure provides that only individuals who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be timely made, such notice must be received by the Company by the tenth day after public announcement of the date of such annual or special meeting of stockholders is first made; provided that such notice is not required to be made more than 60 days prior to such a meeting.

    Under the Stockholder Notice Procedure, a stockholder's notice to the Company must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of the Company which are owned by such stockholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated in accordance with the Stockholder Notice Procedure such person will not be eligible for election as a director.

    By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications.

    The By-laws require the Board to attend the annual stockholders' meeting. Except as otherwise provided by law, special meetings of the stockholders of the Company may be called by the Company's President. A special meeting may also be called at the written request of either a majority of the Board or by stockholders owning a majority of the entire capital stock of the Company issued and outstanding and entitled to vote.

    Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given, and in the case of a special meeting, the purpose for the meeting. The written notice of any meeting shall be given to each stockholder entitled to vote not less than ten nor more than sixty days before the date of the meeting.

    OTHER CHARTER AND BY-LAW PROVISIONS. The Certificate of Incorporation expressly authorizes the Board to make, alter or repeal the By-laws. If a proposed alteration, amendment, repeal or adoption of new By-laws is to be introduced by way of a special meeting, then the notice of the meeting shall include the proposed change. The power conferred upon the Board does not divest or limit the power of the stockholders to adopt, amend or repeal the By-laws. However, until the Termination Date, certain provisions of the By-laws may not be repealed or amended without the affirmative vote of the holders of shares of Common Stock representing at least 66 2/3% of the Company.

    Additionally, the Certificate of Incorporation has limited the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation in full of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

REGISTRATION RIGHTS


    In connection with the Investment, the Investors and the Company entered into a registration rights agreement granting the Investors the right, under certain circumstances, to cause the Company to register under the Securities Act the shares of Common Stock held by them, and the right to include in certain registrations under the Securities Act of shares of Common Stock to be sold by the Company or by stockholders of the Company, the shares of Common Stock held by the Investors (the "Investors Registration Rights Agreement"). In connection with the acquisition of PCH, the former stockholders of PCH who received shares of Common Stock in the acquisition of PCH (the "PCH Stockholders") and the Company entered into a registration rights agreement granting the PCH Stockholders the right, under certain circumstances, to cause the Company to register under the Securities Act the shares of Common Stock held by them, and the right to include in certain registrations under the Securities Act shares of Common Stock to be sold by the Company or by stockholders of the Company the shares of Common Stock held by the PCH Stockholders (the "PCH Stockholders Registration Rights Agreement"). Simultaneously with the execution of the Stock Purchase Agreement, the Company and the U.S. Purchaser entered into a registration rights agreement (the "Blum Registration Rights Agreement"). Under the Blum Registration Rights Agreement, the U.S. Purchaser (under certain circumstances and subject to certain conditions) has the right to require the Company to register under the Securities Act the shares of Common Stock held by the U.S. Purchaser. After a period of 364 days from the closing of the transaction contemplated by the Stock Purchase Agreement, the U.S. Purchaser may demand on two occasions that the Company register its shares of Common Stock under the Securities Act. Expenses incurred in connection with such a registration generally will be paid by the Company. However, if the U.S. Purchaser initiates a second demand registration within twelve months of the effectiveness of the first demand registration, the U.S. Purchaser must pay the expenses incurred in connection with such registration. The Blum Registration Rights Agreement also grants the U.S. Purchaser the right to include the shares of Common Stock held by the U.S. Purchaser in certain registrations under the Securities Act of shares of Common Stock to be sold by the Company or other stockholders of the Company.



    As a condition to entering into the Blum Registration Rights Agreement, the Company agreed to amend the Investors Registration Rights Agreement and the PCH Stockholders Registration Rights Agreement in certain respects. The Investors Registration Rights Agreement was amended to modify rights previously granted by the Company to the Investors in the event of a cutback to conform these rights to the similar provisions governing priority contained in the Blum Registration Rights Agreement. The PCH Stockholders Registration Rights Agreement was amended to eliminate rights previously granted to the PCH Stockholders to require the Company to register the shares of Common Stock held by the PCH Stockholders under the Securities Act, and to limit the rights of the PCH Stockholders to include their shares in certain registrations under the Securities Act of shares of Common Stock to be sold by the Company or by other stockholders of the Company to those transactions in which the U.S. Purchaser or the Investors are participants, and where a minimum of 250,000 shares held by PCH Stockholders are included in such registration (of which 50,000 shares must be shares held by Childs LP).



    In connection with the International Offering, the Company agreed with the International Managers that the Company would not file, without the consent of Donaldson, Lufkin & Jenrette International (which such consent shall not be unreasonably withheld), another registration statement with the Securities and Exhange Commission at any time prior to November 19, 1998 in order to permit the shares held by the U.S. Selling Stockholders to be sold. The Company has received a letter from Donaldson, Lufkin & Jenrette International waiving this restriction in connection with the U.S. Direct Sale. Additionally, the U.S. Purchaser has agreed not to sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette International, for a period of 180 days after the closing of the transaction contemplated by the Stock Purchase Agreement.


TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, LLC, located at 80 Challenger Road, Ridgefield Park, New Jersey.

                              PLAN OF DISTRIBUTION



    Subject to the terms and conditions set forth in a purchase agreement (the "Stock Purchase Agreement"), dated as of June 1, 1998 among Childs LP, the U.S. Purchaser and Blum, Childs LP and certain other stockholders of the Company (the "U.S. Selling Stockholders"), have agreed to sell to the U.S. Purchaser, and the U.S. Purchaser has agreed to purchase from the U.S. Selling Stockholders, 6,000,000 shares of Common Stock.



    On May 21, 1998, the Company and certain other stockholders of the Company (the "International Selling Stockholders") entered into a purchase agreement (the "International Purchase Agreement") with Donaldson, Lufkin & Jenrette International, Goldman Sachs International, PaineWebber International (U.K.) Ltd. and Smith Barney Inc. (the "International Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, the International Selling Stockholders sold to the International Managers and the International Managers purchased from the International Selling Stockholders, an aggregate of 4,008,063 shares of Common Stock. The International Offering was undertaken independently of the U.S. Offering.



    The Company and the U.S. Purchaser have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette International, for a period of 180 days after the date of this Prospectus.



    No action has been or will be taken in any jurisdiction (outside the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of the Prospectus or any other material relating to the Company or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.



    In connection with the International Offering, the Company granted an option to the International Managers, exercisable within 30 days of the date of the May 21, 1998 Prospectus, to purchase up to an aggregate of 601,209 additional shares of Common Stock at the public offering price of $13.875 per share, less the $0.66 underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered pursuant to the May 21, 1998 Prospectus. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions to purchase a number of additional shares of Common Stock proportionate to such International Managers' initial purchase, as reflected in the May 21, 1998 Prospectus.

                                 LEGAL MATTERS


    The validity of the Common Stock being offered hereby and certain other legal matters relating to offerings pursuant to the Registration Statement will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.


                                    EXPERTS

    The consolidated financial statements and schedule of Playtex Products, Inc. and its subsidiaries as of December 27, 1997 and December 28, 1996, and the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock being offered hereby. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is made to such exhibit or document for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661). Copies of such reports, proxy statements and other information also may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy statements and other information regarding registrants (such as the Company) that file electronically with the SEC. The Internet address of such site is "http://www.sec.gov." In addition, copies of such information may also be inspected and copied at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, upon which the Company's Common Stock is listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by the Company with the SEC pursuant to the Exchange Act (Commission File No. 1-12620) and are hereby incorporated herein by reference:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997;

        (2) the Company's Current Report on Form 8-K/A dated April 13, 1998 filed on April 13, 1998;

        (3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act, and declared effective on

    January 26, 1994 (including any amendment or report) filed for the purpose of updating such description; and

        (4) the Company's Quarterly Report on Form 10-Q for the three months ended March 28, 1998.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the Registration Statement but prior to the consummation of the offering of the Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference to in such documents). Requests for such copies should be directed to Michael F. Goss, Chief Financial Officer, at 300 Nyala Farms Road, Westport, Connecticut 06880, telephone number (203) 341-4000.

                         INDEX TO FINANCIAL STATEMENTS

I.  PLAYTEX PRODUCTS, INC. ANNUAL FINANCIAL STATEMENTS:

Report of KPMG Peat Marwick LLP...................................................  F-2
Consolidated Statements of Operations for the twelve months ended December 27,
  1997, December 28, 1996 and December 30, 1995...................................  F-3
Consolidated Balance Sheets as of December 27, 1997 and December 28, 1996.........  F-4
Consolidated Statements of Changes in Stockholders' Equity for the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995................  F-5
Consolidated Statements of Cash Flows for the twelve months ended December 27,
  1997, December 28, 1996 and December 30, 1995...................................  F-6
Notes to Consolidated Financial Statements........................................  F-7

                             PLAYTEX PRODUCTS, INC.
                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Playtex Products, Inc.:

    We have audited the accompanying consolidated balance sheets of Playtex Products, Inc. and subsidiaries as of December 27, 1997 and December 28, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Playtex Products, Inc. and subsidiaries as of December 27, 1997 and December 28, 1996 and the results of their operations and their cash flows for the twelve months ended December 27, 1997, December 28, 1996 and December 30, 1995, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

February 5, 1998
Stamford, Connecticut

                             PLAYTEX PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
Net sales.............................................................   $  500,632    $  498,742    $  483,581
Cost of sales.........................................................      195,980       192,512       188,129
                                                                        ------------  ------------  ------------
  Gross profit........................................................      304,652       306,230       295,452
                                                                        ------------  ------------  ------------
Operating expenses:
  Advertising and sales promotion.....................................      114,279       119,380       117,581
  Selling, distribution and research..................................       58,657        56,776        54,251
  Administrative......................................................       19,120        18,028        23,625
  Amortization of intangibles.........................................       12,894        12,846        11,268
  Write-off of SMILETOTE intangible assets............................       --            --             6,441
                                                                        ------------  ------------  ------------
    Total operating expenses..........................................      204,950       207,030       213,166
                                                                        ------------  ------------  ------------
      Operating earnings..............................................       99,702        99,200        82,286
Interest expense including related party interest expense of $12,150, net of related party interest income of $12,003 for all periods
  presented...........................................................       64,470        64,860        71,361
                                                                        ------------  ------------  ------------
      Earnings before income taxes....................................       35,232        34,340        10,925
Income taxes..........................................................       16,501        16,141         8,151
                                                                        ------------  ------------  ------------
      Earnings before extraordinary loss..............................       18,731        18,199         2,774
Extraordinary loss on early extinguishment of debt, net of $2,344 and
  $5,180 tax benefit in 1997 and 1995, respectively...................       (4,078)       --            (7,935)
                                                                        ------------  ------------  ------------
      Net earnings (loss).............................................   $   14,653    $   18,199    $   (5,161)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Earnings (loss) per share (basic and diluted):
  Before extraordinary loss...........................................   $      .37    $      .36    $      .07
  Net earnings (loss).................................................   $      .29    $      .36    $     (.12)
Weighted average shares outstanding:
  Basic...............................................................       50,923        50,883        42,309
  Diluted.............................................................       51,006        50,939        42,342

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
                                       ASSETS
Current assets:
  Cash...............................................................................   $    3,231    $    6,205
  Receivables, less allowance for doubtful accounts..................................       66,876        63,982
  Inventories........................................................................       42,500        37,637
  Deferred income taxes..............................................................        7,806         9,702
  Other current assets...............................................................        4,949         4,965
                                                                                       ------------  ------------
    Total current assets.............................................................      125,362       122,491
Net property, plant and equipment....................................................       54,810        53,408
Intangible assets, net:
  Goodwill...........................................................................      337,157       348,449
  Patents, trademarks and other......................................................       34,835        36,405
  Deferred financing costs...........................................................       16,751        15,337
Due from related party...............................................................       80,017        80,017
Other noncurrent assets..............................................................        3,626         4,224
                                                                                       ------------  ------------
    Total assets.....................................................................   $  652,558    $  660,331
                                                                                       ------------  ------------
                                                                                       ------------  ------------
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................................   $   24,512    $   36,131
  Accrued expenses...................................................................       38,827        49,252
  Income taxes payable...............................................................        4,121         5,586
  Current maturities of long-term debt...............................................        1,500        25,000
                                                                                       ------------  ------------
    Total current liabilities........................................................       68,960       115,969
Long-term debt.......................................................................      736,300       714,700
Due to related party.................................................................       78,386        78,386
Other noncurrent liabilities.........................................................       13,563        14,207
Deferred income taxes................................................................       23,412        19,796
                                                                                       ------------  ------------
    Total liabilities................................................................      920,621       943,058
                                                                                       ------------  ------------
Stockholders' equity:
  Common stock, $0.01 par value, authorized 100,000,000 shares, issued 50,941,812
    shares at December 27,1997 and 50,887,200 shares at December 28,1996.............          509           509
  Additional paid-in capital.........................................................      424,706       424,277
  Retained earnings (deficit)........................................................     (691,065)     (705,718)
  Foreign currency translation adjustment............................................       (2,213)       (1,795)
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................     (268,063)     (282,727)
                                                                                       ------------  ------------
    Total liabilities and stockholders' equity.......................................   $  652,558    $  660,331
                                                                                       ------------  ------------
                                                                                       ------------  ------------

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                                           FOREIGN
                                                                                ADDITIONAL   RETAINED     CURRENCY
                                                                     COMMON      PAID-IN     EARNINGS    TRANSLATION
                                                                      STOCK      CAPITAL     (DEFICIT)   ADJUSTMENT
                                                                   -----------  ----------  -----------  -----------
Balance, December 31, 1994.......................................   $     309   $  254,417  $  (718,756)  $  (1,967)
  Net loss.......................................................      --           --           (5,161)     --
  Issuance of shares of common stock.............................         200      169,800      --           --
  Foreign currency translation adjustment........................      --           --          --              182
                                                                        -----   ----------  -----------  -----------

Balance, December 30, 1995.......................................         509      424,217     (723,917)     (1,785)
  Net earnings...................................................      --           --           18,199      --
  Issuance of shares of common stock.............................      --               60      --           --
  Foreign currency translation adjustment........................      --           --          --              (10)
                                                                        -----   ----------  -----------  -----------

Balance, December 28, 1996.......................................         509      424,277     (705,718)     (1,795)
  Net earnings...................................................      --           --           14,653      --
  Issuance of shares of common stock.............................      --              429      --           --
  Foreign currency translation adjustment........................      --           --          --             (418)
                                                                        -----   ----------  -----------  -----------

Balance, December 27, 1997.......................................   $     509   $  424,706  $  (691,065)  $  (2,213)
                                                                        -----   ----------  -----------  -----------
                                                                        -----   ----------  -----------  -----------

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
Cash flows from operations:
  Net earnings (loss).................................................   $   14,653    $   18,199    $   (5,161)
  Non-cash items included in earnings:
    Extraordinary loss, net of tax benefit............................        4,078        --             7,935
    Write-off of SMILETOTE intangible assets..........................       --            --             6,441
    Amortization of intangibles.......................................       12,894        12,846        11,268
    Amortization of deferred financing costs..........................        2,163         2,089         2,246
    Depreciation......................................................        7,520         8,929         8,496
    Deferred income taxes.............................................        5,493         6,842          (133)
    Other, net........................................................          249            48          (291)
  Changes in working capital items,
    net of effects of acquisitions:
      Increase in receivables.........................................       (2,894)       (5,963)       (4,471)
      (Increase) decrease in inventories..............................       (4,863)       11,553         4,629
      Increase in other current assets................................         (948)         (420)       (1,802)
      (Decrease) increase in accounts payable.........................      (11,619)       16,074         6,967
      Decrease in accrued expenses....................................      (14,791)      (12,794)       (7,076)
      Increase (decrease) in income taxes payable.....................        1,843         3,689        (4,207)
      Increase (decrease) in accrued interest.........................        3,090          (788)        2,238
                                                                        ------------  ------------  ------------
        Net cash flows from operations................................       16,868        60,304        27,079
Cash flows used for investing activities:
  Purchases of property, plant and equipment..........................       (9,004)       (9,740)      (12,395)
  Businesses acquired.................................................       --            --           (94,429)
                                                                        ------------  ------------  ------------
        Net cash flows used for investing activities..................       (9,004)       (9,740)     (106,824)
Cash flows (used for) from financing activities:
  Net borrowings (repayments) under working capital credit
    facilities........................................................       23,550        (2,850)      (42,650)
  Long-term debt borrowings...........................................      355,000        --           425,000
  Long-term debt repayments...........................................     (380,450)      (47,500)     (468,000)
  Payment of financing costs..........................................       (9,367)       --            (9,113)
  Issuance of shares of common stock..................................          429            60       170,000
  Other, net..........................................................       --                (9)           75
                                                                        ------------  ------------  ------------
        Net cash flows (used for) from financing activities...........      (10,838)      (50,299)       75,312
(Decrease) increase in cash...........................................       (2,974)          265        (4,433)
Cash at beginning of period...........................................        6,205         5,940        10,373
                                                                        ------------  ------------  ------------
Cash at end of period.................................................   $    3,231    $    6,205    $    5,940
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Supplemental disclosures of cash flow information
  Cash paid during the periods for:
    Interest..........................................................   $   59,217    $   63,559    $   66,884
    Income taxes, net of refunds......................................   $    9,165    $    5,610    $   10,748

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Playtex Products, Inc. and all of its subsidiaries ("Playtex" or the "Company"). All significant intercompany balances have been eliminated.

    INVENTORIES Inventories are stated at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor and manufacturing overhead.

    NET PROPERTY, PLANT AND EQUIPMENT Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 40 years). Repair and maintenance costs ($5.2 million in 1997, $5.5 million in 1996 and $5.1 million in 1995) are expensed; renewals and betterments are capitalized

    INTANGIBLE AND LONG-LIVED ASSETS Intangible assets include goodwill, which represents costs in excess of net assets of businesses acquired, patents, trademarks, and organization costs. Intangible assets are amortized on a straight-line basis over a period not exceeding 40 years. The Company systematically reviews the recoverability of its goodwill using certain financial indicators, such as historical and future ability to generate income from operations. The Company systematically reviews the recoverability of the other long-lived assets by comparing their unamortized carrying value to their related anticipated undiscounted future cash flows. Any impairment related to goodwill or other long-lived assets is measured by reference to the assets' fair market value. Impairments are charged to expense when such determination is made.

    DEFERRED FINANCING COSTS Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized over the life of the related debt agreements. Such costs, net of accumulated amortization, amounted to $16.8 million and $15.3 million at December 27, 1997 and December 28, 1996, respectively.

    INCOME TAXES Deferred tax assets and liabilities are provided using the asset and liability method for temporary differences between financial and tax reporting basis using the enacted tax rates in effect for the period in which the differences are expected to reverse.

    FOREIGN CURRENCY TRANSLATION The functional currency of Playtex's Canadian operations is the local currency. Net exchange gains or losses resulting from the translation of assets and liabilities are accumulated in a separate section of stockholders' equity titled "Foreign currency translation adjustment."

    EARNINGS PER SHARE In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 ("SFAS 128") "Earnings per Share". This statement establishes and simplifies standards for computing and presenting earnings per share ("EPS"). SFAS 128 replaces primary and fully diluted EPS with basic and diluted earnings per share. Basic EPS excludes dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the Company. The Company has adopted SFAS 128 with its December 27, 1997 consolidated financial statements. For the periods presented, stock options outstanding under the Company's 1994 Stock Option Plan are the only potentially dilutive instrument that caused the diluted weighted average shares outstanding to increase over the basic

                             PLAYTEX PRODUCTS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) weighted average shares outstanding. The Company utilizes the treasury stock method to determine the dilutive impact of potentially exercised stock options.

    USE OF ESTIMATES The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

    RECLASSIFICATIONS For comparative purposes, certain amounts have been reclassified to conform to the current year presentation.

2. THE 1995 TRANSACTION

    On June 6, 1995, following the receipt of stockholder approval at the Annual Meeting of Stockholders, the Company consummated the sale of 20 million shares of common stock of the Company, par value $.01 per share, at a price of $9.00 per share to HWH Capital Partners, L.P., HWH Valentine Partners, L.P., and HWH Surplus Valentine Partners, L.P. (collectively, the "Investors"), each a Delaware limited partnership managed by Haas Wheat & Partners Incorporated, pursuant to a Stock Purchase Agreement, dated as of March 17, 1995, between the Company and the Investors. The Investors' shares constituted approximately 40% of the Company's then outstanding Common Stock as of June 6, 1995. At the 1995 Annual Meeting, designees of the Investors were elected by the Company's stockholders as a majority of the Company's Board of Directors. Costs and expenses associated with the sale (the "Investment"), including advisory fees, investment banking, legal and certain other expenses, amounted to approximately $10.0 million. The net proceeds of the Investment were used by the Company, together with borrowings under a new credit agreement to refinance all existing bank debt.

3. ACQUISITION OF BANANA BOAT HOLDING CORPORATION ("BBH")

    On October 31, 1995, the Company and BBH Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Playtex, acquired all issued and outstanding common shares not previously owned by Playtex, of BBH, a Delaware corporation and manufacturer of Banana Boat-Registered Trademark-sun and skin care products (the "BBH Acquisition"). The BBH Acquisition was completed pursuant to an agreement and plan of merger dated October 17, 1995.

    Prior to the BBH Acquisition, Playtex had recognized 42.5% of the operating profits from the sale of BANANA BOAT products, in accordance with the terms of a distribution agreement between BBH and Playtex. Following the BBH Acquisition, Playtex's equity ownership of BBH increased from 22% to 100% and the Company's interest in the operating profits from the sale of BANANA BOAT products increased to 100%. Concurrently with the BBH acquisition, the distribution agreement was terminated.

    The net funds expended for the BBH Acquisition included cash of $40.4 million, the retirement of $27.1 million of BBH's long-term debt, the assumption of BBH's working capital facility and the payment of accrued interest and transaction fees of $4.3 million. The BBH Acquisition was financed with $34.3 million of existing cash balances and advances under the Company's previous credit facility of $37.5 million. The BBH Acquisition was accounted for as a purchase and the results of operations of BBH have been included in the consolidated statements of operations from the date of acquisition. The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair values at the date of

                             PLAYTEX PRODUCTS, INC.

3. ACQUISITION OF BANANA BOAT HOLDING CORPORATION ("BBH") (CONTINUED) acquisition. The excess purchase price over the fair value of net assets acquired was $44.1 million and is being amortized on a straight-line basis over 40 years.

    The following consolidated unaudited pro forma results of operations assumes the BBH acquisition occurred as of January 1, 1995. The pro forma financial information is not necessarily indicative of operating results that would have occurred had the BBH acquisition been consummated as of December 31, 1994, nor indicative of future operating results (In millions, except per share data).

                                                                                                         TWELVE
                                                                                                      MONTHS ENDED
                                                                                                      DECEMBER 30,
                                                                                                          1995
                                                                                                     ---------------
Net sales..........................................................................................     $   495.6
Earnings before extraordinary loss.................................................................           4.0
Net loss...........................................................................................          (4.0)
Earnings (loss) per share (basic and diluted):
        Before extraordinary loss..................................................................     $    0.09
        Net loss...................................................................................         (0.09)

4. BALANCE SHEET COMPONENTS

    The components of certain balance sheet accounts are as follows (in thousands):

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
Receivables..........................................................................   $   68,545    $   65,740
Less allowance for doubtful accounts.................................................       (1,669)       (1,758)
                                                                                       ------------  ------------
  Net................................................................................   $   66,876    $   63,982
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Inventories:
  Raw materials......................................................................   $   14,866    $   13,854
  Work in process....................................................................          845         1,004
  Finished goods.....................................................................       26,789        22,779
                                                                                       ------------  ------------
    Total............................................................................   $   42,500    $   37,637
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Net property, plant and equipment:
  Land...............................................................................   $    1,190    $    1,190
  Buildings..........................................................................       24,650        24,818
  Machinery and equipment............................................................      103,767        95,938
                                                                                       ------------  ------------
                                                                                           129,607       121,946
  Less accumulated depreciation......................................................      (74,797)      (68,538)
                                                                                       ------------  ------------
    Net..............................................................................   $   54,810    $   53,408
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                             PLAYTEX PRODUCTS, INC.

4. BALANCE SHEET COMPONENTS (CONTINUED)

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
Goodwill.............................................................................   $  446,607    $  446,602
Less accumulated amortization........................................................     (109,450)      (98,153)
                                                                                       ------------  ------------
    Net..............................................................................   $  337,157    $  348,449
                                                                                       ------------  ------------
                                                                                       ------------  ------------

Patents, trademarks and other........................................................   $   49,669    $   49,644
Less accumulated amortization........................................................      (14,834)      (13,239)
                                                                                       ------------  ------------
    Net..............................................................................   $   34,835    $   36,405
                                                                                       ------------  ------------
                                                                                       ------------  ------------

Deferred financing costs.............................................................   $   20,350    $   19,463
Less accumulated amortization........................................................       (3,599)       (4,126)
                                                                                       ------------  ------------
    Net..............................................................................   $   16,751    $   15,337
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Accrued expenses:
  Advertising and sales promotion....................................................   $   13,480    $   19,191
  Employee compensation and benefits.................................................        7,808        14,167
  Interest...........................................................................        8,622         5,532
  Insurance..........................................................................        2,945         2,913
  Other..............................................................................        5,972         7,449
                                                                                       ------------  ------------
    Total............................................................................   $   38,827    $   49,252
                                                                                       ------------  ------------
                                                                                       ------------  ------------

5. DUE FROM RELATED PARTY

    Playtex Investment Corp., a wholly-owned subsidiary of the Company, is the holder of $40 million aggregate principal amount of 15% debentures (the "Apparel Debenture") issued by Playtex Apparel Partners, L.P. (the "Apparel Partnership") in connection with its 1988 acquisition of Playtex Apparel, Inc. Interest on the Apparel Debenture is payable annually in cash on each December 15. However, with respect to any such interest amount payable prior to maturity, Apparel Partnership may elect and elected for periods through December 15, 1993 to make such payments in additional Apparel Debenture. For the periods ended after December 15, 1993, the Apparel Partnership paid in cash the accrued interest. Principal and any unpaid accrued interest are due in cash on December 15, 2003. The obligations of the Apparel Partnership are nonrecourse to the partners of the Apparel Partnership. The assets of the Apparel Partnership are Sara Lee Corporation common stock with a market value at December 27, 1997 and December 28, 1996 of approximately $8.4 and $7.7 million, respectively, cash of approximately $0.3 and $0.4 million, respectively, and Playtex's 15 1/2% Subordinated Notes (see Note 7). Playtex believes that the Apparel Debenture represents the only material liability of the Apparel Partnership.

                             PLAYTEX PRODUCTS, INC.

6. LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
1997 Credit Agreement:
  Term A Loan........................................................................   $   55,000    $   --
  Revolving Credit Facility..........................................................       23,550        --
  Term Loan..........................................................................      149,250        --
1995 Credit Agreement:
  Working Capital Facility...........................................................       --             2,200
  Term Loan Facility.................................................................       --           367,500
  Acquisition Credit Facility........................................................       --            10,000
8 7/8% Unsecured Senior Notes due 2004...............................................      150,000        --
9% Senior Subordinated Notes due 2003................................................      360,000       360,000
                                                                                       ------------  ------------
                                                                                           737,800       739,700
  Less current maturities............................................................       (1,500)      (25,000)
                                                                                       ------------  ------------
    Total long-term debt.............................................................   $  736,300    $  714,700
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    On July 21, 1997, the Company completed a refinancing of its senior indebtedness (the "1997 Refinancing") designed to increase its financial and operational flexibility. The 1997 Refinancing includes: (i) the issuance of $150.0 million principal amount of 8 7/8% unsecured senior notes due July 15, 2004 (the "Senior Notes"), (ii) a $150.0 million senior secured term loan due September 15, 2003 (the "1997 Term Loan"), and (iii) senior secured credit facilities (the "1997 Senior Secured Credit Facilities") of $170.0 million comprised of a $115.0 million revolving credit facility (the "1997 Revolving Credit Facility") and a $55.0 million term loan facility (the "1997 Term A Loan"). The 1997 Term Loan and the 1997 Senior Secured Credit Facilities are known collectively as the 1997 Credit Agreement ("1997 Credit Agreement").

    The 1997 Term Loan provides for quarterly principal repayments of $375,000 from September 15, 1997 through June 15, 2003 and a payment of $141.0 million on September 15, 2003. The 1997 Revolving Credit Facility will mature on June 15, 2003 and commitments thereunder are automatically and permanently reduced by (i) $5.0 million on December 15, 2000 and June 15, 2001, (ii) $7.0 million on December 15, 2001 and June 15, 2002, and (iii) $8.0 million on December 15, 2002 and June 15, 2003. The 1997 Term A Loan will require a reduction in commitment amounts of $1.4 million in fiscal 1999, $7.6 million in fiscal 2000, $15.1 million in fiscal 2001, $19.9 million in fiscal 2002, and $11.0 million in fiscal 2003.

    The net proceeds from the 1997 Refinancing were used to retire the indebtedness outstanding under the Company's prior credit agreement originated in 1995. Concurrently, this credit agreement was terminated. Fees and expenses associated with the 1997 Refinancing of $10.0 million are amortized over the term of the associated financial instruments.

    The rates of interest on borrowings under the 1997 Credit Agreement are, at the Company's option, a function of various alternative short-term borrowing rates, as defined in the associated credit agreement. Quarterly commitment fees of three-eighths of one percent on the unutilized portion of the 1997 Revolving Credit Facility and an agency fee of approximately $0.1 million per annum are also required. At December 27, 1997 and December 28, 1996 the weighted average interest rate on the Company's variable

                             PLAYTEX PRODUCTS, INC.

6. LONG-TERM DEBT (CONTINUED)
rate indebtedness was 7.38% and 7.32%, respectively. In addition, the weighted average interest rates on the Company's variable rate indebtedness were 7.35%, 7.35% and 8.11% for the twelve month periods ended December 27, 1997, December 28, 1996, and December 30, 1995, respectively. At December 27, 1997, aggregate unused lines of credit (giving effect to outstanding letters of credit) under the 1997 Revolving Credit Facility amounted to $90.4 million.

    The provisions of the 1997 Senior Secured Credit Facilities require the Company to meet certain financial covenants and ratios and also include limitations or restrictions on: indebtedness and liens; major acquisitions or mergers; capital expenditures; disposition of assets; certain dividends and other distributions; and prepayment and modification of all indebtedness or equity capitalization. The 9% senior subordinated notes due 2003 in an aggregate principal amount of $360 million (the "9% Notes"), the Senior Notes and the 1997 Term Loan also contain certain restrictions and requirements. Under the terms of each of these agreements, payment of cash dividends on the common stock of the Company is restricted. Certain wholly-owned subsidiaries of the Company are guarantors of the 9% Notes and the Senior Notes (see Note 19).

    In connection with the Company's acquisition of Personal Care Holdings, Inc. ("PCH") on January 28, 1998 (see Note 20), the Company increased its borrowings under the 1997 Term Loan by $100 million. Quarterly principal repayments on the incremental borrowings will commence on March 15, 1998, in aggregate annual amounts equal to $1.0 million through and including December 15, 2002, and in the amount of $250,000 on March 15, 2003 and June 15, 2003, with a final payment of $94.5 million on September 15, 2003. Fees and expenses associated with the incremental borrowings are being amortized over its term.

    On February 2, 1994, Playtex issued $360 million aggregate principal of the 9% Notes. The interest on the 9% Notes is payable in cash semi-annually on each June 15 and December 15. Principal of the 9% Notes is due on December 15, 2003.

    The Company selectively enters into interest rate protection agreements to reduce the impact of interest rate changes on its variable rate indebtedness. The interest rate protection agreements involve exchanges of floating for fixed rate interest payments without the exchange of the underlying notional amount. The Company may also use interest rate caps which limit net interest expense if interest rates rise above a defined level. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss.

    On August 26, 1997, the Company entered into an interest rate cap agreement, whereby, for a one year period commencing November 28, 1997 the London Interbank Offered Rate ("LIBOR") with respect to $100 million of its variable rate outstanding indebtedness will be capped at 6.5% per annum (the "Cap Rate"). The agreement provides for quarterly payments by the counterparty to the extent that LIBOR, as determined on the quarterly reset dates, exceeds the Cap Rate. This agreement effectively caps the rate on $100 million of variable rate indebtedness at 8.00%, after giving effect to the 1.50% spread as provided for in the 1997 Term Loan.

    Prior to the 1997 Refinancing, the Company was party to three interest rate protection agreements which hedged substantially all of the Company's outstanding variable rate debt under the previous credit agreement. On July 7, 1997, an agreement with a notional amount of $125 million expired and in conjunction with the 1997 Refinancing, the remaining two agreements with a combined notional amount of

                             PLAYTEX PRODUCTS, INC.

6. LONG-TERM DEBT (CONTINUED)
$250 million were canceled. The net gain associated with the canceled interest rate protection agreements was $0.3 million.

    Aggregate annual maturities of the Company's long-term debt for the next five years and thereafter as of December 27, 1997 are as follows (in millions):
$1.5 in fiscal 1998, $2.9 in fiscal 1999, $9.1 in fiscal 2000, $16.6 in fiscal 2001, $21.4 in fiscal 2002, and $686.3 thereafter.

7. DUE TO RELATED PARTY

    Due to related party consists of 15 1/2% Subordinated Notes held by the Apparel Partnership. Interest on the 15 1/2% Subordinated Notes is payable annually in cash on each December 15. However, with respect to any such interest amount payable prior to maturity, Playtex may elect and elected for periods through December 15, 1993 to make such payments in additional 15 1/2% Subordinated Notes. For the periods ended after December 15, 1993, Playtex paid in cash the accrued interest. Principal and any unpaid accrued interest on the 15 1/2% Subordinated Notes are payable in cash on December 15, 2003.

8. INCOME TAXES

    The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

    Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

    Earnings before income taxes and extraordinary loss are as follows (in thousands):

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
U.S...................................................................   $   35,129    $   32,650    $    8,579
Foreign...............................................................          103         1,690         2,346
                                                                        ------------  ------------  ------------
  Total...............................................................   $   35,232    $   34,340    $   10,925
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                             PLAYTEX PRODUCTS, INC.

8. INCOME TAXES (CONTINUED)
    Playtex's provisions for income taxes for the twelve months ended December 27, 1997, December 28, 1996, and December 30, 1995 are as follows (in thousands):

                                                                                   TWELVE MONTHS ENDED
                                                                        -----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  -------------
Current:
  Federal.............................................................   $   10,197    $    7,851     $   9,174
  State and local.....................................................          600           553        (2,123)
  Foreign.............................................................          211           895         1,233
                                                                        ------------  ------------       ------
                                                                             11,008         9,299         8,284
                                                                        ------------  ------------       ------
Deferred:
  Federal.............................................................        4,939         6,851           (82)
  State and local.....................................................          516           311           (26)
  Foreign.............................................................           38          (320)          (25)
                                                                        ------------  ------------       ------
                                                                              5,493         6,842          (133)
                                                                        ------------  ------------       ------
    Total.............................................................   $   16,501    $   16,141     $   8,151
                                                                        ------------  ------------       ------
                                                                        ------------  ------------       ------

    Taxable and deductible temporary differences and tax credit carryforwards which give rise to Playtex's deferred tax assets and liabilities at December 27, 1997 and December 28, 1996 are as follows (in thousands):

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
Deferred tax assets:
  Allowances and reserves not currently deductible...................................   $    9,356    $   12,468
  Net operating loss carryforwards...................................................        5,302         6,185
  Postretirement benefits reserve....................................................        2,915         2,256
  Capitalized book expenses for tax purposes.........................................          564           675
  State tax credits..................................................................          242            58
                                                                                       ------------  ------------
    Total............................................................................   $   18,379    $   21,642
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Deferred tax liabilities:
  Deferred gain on sale of business..................................................   $   14,650    $   14,650
  Property, plant and equipment......................................................       10,126         8,845
  Trademarks.........................................................................        5,980         5,139
  Undistributed earnings of foreign subsidiary.......................................        2,622         2,622
  Other..............................................................................          607           480
                                                                                       ------------  ------------
    Total............................................................................   $   33,985    $   31,736
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    Undistributed earnings of the Company's Canadian subsidiary for which U.S. income taxes have not been provided were approximately $3.5 million at December 27, 1997. Such undistributed earnings are expected to be permanently reinvested in the Canadian subsidiary.

                             PLAYTEX PRODUCTS, INC.

8. INCOME TAXES (CONTINUED)
    The Company has available net operating loss carryforwards of $13.8 million at December 27, 1997 that expire in years 2008 through 2010. These net operating loss carryforwards, primarily related to operations of BBH prior to its acquisition by the Company, can be utilized by Playtex, with certain limitations, on its federal, state and local tax returns for tax periods subsequent to October 31, 1995. Playtex expects to fully utilize these net operating loss carryforwards prior to their expiration.

    The Company's tax provision differed from the amount computed using the federal statutory rate of 35% as follows (in thousands):

                                                                                   TWELVE MONTHS ENDED
                                                                        -----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  -------------
Expected federal income tax at statutory rates........................   $   12,331    $   12,019     $   3,824
Amortization and write-off of intangible assets.......................        3,618         3,618         5,647
Settlement of tax examinations........................................       --            --            (2,385)
State and local income taxes..........................................          725           562           786
Foreign tax rate differential.........................................          179           279           331
Effect on deferred taxes due to change in
  Canadian withholding tax rates......................................       --              (214)       --
Other, net............................................................         (352)         (123)          (52)
                                                                        ------------  ------------       ------
  Total tax provision.................................................   $   16,501    $   16,141     $   8,151
                                                                        ------------  ------------       ------
                                                                        ------------  ------------       ------

    During 1995, several state jurisdictions concluded their examinations of tax returns filed by the Company for various years 1987 through 1992 or the statute of limitations related to other specific situations lapsed. As a result of these favorable developments, Playtex recorded a $2.4 million tax benefit in the provision for income taxes for the year ended December 30, 1995.

9. COMMON STOCK

    During 1994, the Company established a long-term incentive plan (the "1994 Stock Option Plan") under which awards of incentive stock options, nonqualified stock options and stock appreciation rights ("SARs") may be granted to directors and key employees of the Company. Stock options granted under the 1994 Stock Option Plan may have a term not in excess of ten years. The exercise price for stock options may not be less than the fair market value of the common stock on the date of grant. Except with respect to formula grants to certain non-employee directors, options vest over a period determined by the Compensation and Stock Option Committee.

    SARs may be granted in tandem with a stock option grant or at any time following the stock option grant. Upon exercise of a SAR, the grantee will receive cash equal to the excess of the fair market value of a share of common stock over the exercise price. No SARs have been granted.

    In February 1998, the Company's stockholders approved an amendment to the 1994 Stock Option Plan increasing the number of shares of common stock available for issuance upon exercise of options and SARs from 3,047,785 to 5,047,785.

    In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company continues to follow the provisions of APB No. 25,

                             PLAYTEX PRODUCTS, INC.

9. COMMON STOCK (CONTINUED)
"Accounting for Stock Issued to Employees" and related interpretations in accounting for compensation expense related to the issuance of stock options. Had compensation costs related to the issuance of stock options under the Company's 1994 Stock Option Plan been determined based on the estimated fair value at the grant dates under SFAS 123, the Company's earnings and earnings per share for the twelve months ended December 27, 1997, December 28, 1996, and December 30, 1995 would have been reduced to the pro forma amounts listed below (in thousands, except per share data):

                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
Net earnings (loss):
  As reported:
        Before extraordinary loss.....................................   $   18,731    $   18,199    $    2,774
        Net earnings (loss)...........................................   $   14,653    $   18,199    $   (5,161)
  Pro forma:
        Before extraordinary loss.....................................   $   17,071    $   15,649    $    1,324
        Net earnings (loss)...........................................   $   12,993    $   15,649    $   (6,611)
Earnings (loss) per share (basic and diluted):
  As reported:
        Before extraordinary loss.....................................   $      .37    $      .36    $      .07
        Net earnings (loss)...........................................   $      .29    $      .36    $     (.12)
  Pro forma:
        Before extraordinary loss.....................................   $      .34    $      .31    $      .03
        Net earnings (loss)...........................................   $      .25    $      .31    $     (.16)
Weighted average shares outstanding:
  Basic...............................................................       50,923        50,883        42,309
  Diluted.............................................................       51,006        50,939        42,342

    The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rates of 6.10%, 6.63% and 6.26% for fiscal 1997, 1996 and 1995, respectively; no dividend yield; expected lives of 5 years; and volatility of 35%. A summary of the status of the Company's 1994 Stock Option Plan for fiscal 1997, 1996 and 1995 and the changes during those years is as follows:

                                                               1997                     1996                     1995
                                                      -----------------------  -----------------------  -----------------------
                                                                   WEIGHTED                 WEIGHTED                 WEIGHTED
                                                                    AVERAGE                  AVERAGE                  AVERAGE
                                                                   EXERCISE                 EXERCISE                 EXERCISE
                                                        SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                                      ----------  -----------  ----------  -----------  ----------  -----------
Outstanding at beginning of year....................   2,315,434   $    9.14    2,240,800   $    9.17      297,500   $   12.21
Granted.............................................     636,000        9.59      166,000        8.76    2,080,700        8.82
Exercised...........................................     (54,612)       7.88       (7,499)       7.87       --          --
Forfeited...........................................     (80,224)       9.13      (83,867)       9.47     (137,400)      10.43
                                                      ----------               ----------               ----------
  Outstanding at end of year........................   2,816,598        9.27    2,315,434        9.14    2,240,800        9.17
                                                      ----------               ----------               ----------
                                                      ----------               ----------               ----------
Options exercisable at year-end.....................   1,334,087        9.26      715,452        9.37       76,348       11.98
Weighted-average fair value of options granted
  during the year...................................               $    4.72                $    4.40                $    4.43

                             PLAYTEX PRODUCTS, INC.

9. COMMON STOCK (CONTINUED)

    The following table summarizes information about fixed stock options outstanding at December 27, 1997:

                                                             OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                                   ----------------------------------------  -----------------------
                                                      NUMBER        WEIGHTED                    NUMBER
                                                   OUTSTANDING       AVERAGE      WEIGHTED   EXERCISABLE   WEIGHTED
                                                        AT          REMAINING      AVERAGE        AT        AVERAGE
                                                   DECEMBER 27,    CONTRACTUAL    EXERCISE   DECEMBER 27,  EXERCISE
RANGE OF EXERCISE PRICES                               1997           LIFE         PRICES        1997       PRICES
-------------------------------------------------  ------------  ---------------  ---------  ------------  ---------
$6.750 to 7.000..................................       37,500           6.97     $  6.7500       37,500   $  6.7500
$7.000 to 8.000..................................      867,498           7.61        7.8750      570,581      7.8750
$8.000 to 9.000..................................       66,000           8.44        8.1269       22,601      8.1302
$9.000 to 10.000.................................    1,495,000           8.43        9.6904      435,334      9.8069
$10.000 to 13.000................................      350,600           7.10       11.3776      268,071     11.7632
                                                   ------------                              ------------
$6.750 to 13.000.................................    2,816,598           7.99        9.2655    1,334,087      9.2594
                                                   ------------                              ------------
                                                   ------------                              ------------

10. WRITE-OFF OF SMILETOTE-REGISTERED TRADEMARK- INTANGIBLE ASSETS

    During the fourth quarter of fiscal 1995 and in connection with certain strategic decisions regarding the SMILETOTE product line, the Company prepared financial projections to evaluate the SMILETOTE business in terms of projected net earnings and operating cash flows. Based upon the projections, management concluded that the unamortized value of the intangible assets associated with SMILETOTE had been permanently impaired. Consequently, the Company wrote off, in the fourth quarter of fiscal 1995, the remaining $6.4 million of intangible assets associated with SMILETOTE.

11. EXTRAORDINARY LOSS

    In July 1997, in connection with the 1997 Refinancing, the Company recorded an extraordinary loss of $4.1 million (net of income tax benefit of $2.3 million) for costs and expenses related to the write-off of the unamortized portion of deferred financing costs associated with the Company's previous credit agreement (see Note 6).

    In June 1995, in connection with the 1995 Transaction, Playtex recorded an extraordinary loss of $7.9 million (net of income tax benefit of $5.2 million) for costs and expenses related to the write-off of the unamortized portion of deferred financing costs associated with a previous credit agreement (see Note
6).

12. LEASES

    Future minimum payments under non-cancelable operating leases for fiscal years ending after December 27, 1997 are as follows (in thousands): $5,988 in 1998, $5,399 in 1999, $4,667 in 2000, $3,997 in 2001, $3,343 in 2002 and $10,353
in later years.

    Rent expense for operating leases amounted to (in thousands): $5,250, $5,201, and $5,092 for the twelve months ended December 27, 1997, December 28, 1996, and December 30, 1995, respectively.

                             PLAYTEX PRODUCTS, INC.

13. PENSION AND OTHER POSTRETIREMENT BENEFITS

    Defined Benefit Pension Plans--Substantially all Playtex U.S. hourly and approximately 90% of all Canadian employees participate in pension plans. At December 27, 1997, approximately 1,165 employees were covered by these plans, of which approximately 210 retirees or beneficiaries were receiving benefits.

    Changes in pension benefits, which are allocable to previous service of employees, and gains and losses that occur because actual experience differs from assumptions will be amortized over the estimated average future service period of employees. Actuarial assumptions for the plans include: (a) 9.0% for the expected long-term rate of return on plans assets, (b) 7.5% for the discount rate for calculating the projected benefit obligation and (c) 3.25% for the rate of average future increases in compensation levels.

    Net pension expense for the twelve months ended December 27, 1997, December 28, 1996, and December 30, 1995 includes the following components (in thousands):

                                                                                    TWELVE MONTHS ENDED
                                                                        -------------------------------------------
                                                                        DECEMBER 27,   DECEMBER 28,   DECEMBER 30,
                                                                            1997           1996           1995
                                                                        -------------  -------------  -------------
Service cost-benefits earned during the period........................    $     875      $     721      $     616
Interest cost on projected benefit obligation.........................        2,003          1,688          1,559
Actual return on plan assets..........................................       (4,632)        (3,711)        (6,000)
Amortization of prior service cost....................................           84             73             73
Amortization of unrecognized net gain.................................          (29)           (51)            (2)
Amortization of transition gain over 10 years.........................          (42)          (193)          (193)
Excess of actual return on plan assets over estimated.................        1,910          1,479          4,190
                                                                             ------         ------         ------
  Net pension expense.................................................    $     169      $       6      $     243
                                                                             ------         ------         ------
                                                                             ------         ------         ------

    A reconciliation of the projected benefit obligation for the pension plans to the prepaid pension expense recorded at December 27, 1997 and December 28, 1996 is as follows (in thousands):

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
Projected benefit obligation for service rendered to date............................   $  (29,116)   $  (24,347)
Plan assets at fair value, primarily listed stocks, money market funds and guaranteed
  investment contracts...............................................................       34,862        31,171
                                                                                       ------------  ------------
  Plan assets in excess of projected benefit obligation..............................        5,746         6,824
Unrecognized net gain from past experience different from that assumed and effects of
  changes in assumptions.............................................................       (3,743)       (4,398)
Prior service cost not yet recognized in net periodic pension cost...................          527           365
Unrecognized transition gain.........................................................         (335)         (395)
                                                                                       ------------  ------------
  Prepaid pension expense............................................................   $    2,195    $    2,396
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    The portion of the projected benefit obligation at December 27, 1997 and December 28, 1996 representing the accumulated benefit obligation was $26.4 million, of which $25.6 million was vested, and $22.0 million, of which $21.2 million was vested, respectively.

                             PLAYTEX PRODUCTS, INC.

13. PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    Postretirement Benefits Other than Pensions--Playtex provides Company-sponsored postretirement health care and life insurance benefits to certain U.S. retirees. These plans require employees to share in the costs. Approximately 88% of all U.S. personnel may become eligible for Company-sponsored postretirement health care and life insurance if they were to retire from the Company. The components of the postretirement benefit expense for the twelve months ended December 27, 1997, December 28, 1996, and December 30, 1995 are as follows (in thousands):

                                                                                      TWELVE MONTHS ENDED
                                                                        -----------------------------------------------
                                                                        DECEMBER 27,    DECEMBER 28,     DECEMBER 30,
                                                                            1997            1996             1995
                                                                        -------------  ---------------  ---------------
Service cost-benefits earned during the period........................    $     240       $     218        $     172
Interest cost on accumulated benefit obligation.......................          621             534              487
Net amortization and deferral.........................................          217              97              114
                                                                             ------           -----            -----
  Net periodic expense................................................    $   1,078       $     849        $     773
                                                                             ------           -----            -----
                                                                             ------           -----            -----

    The accumulated benefit obligations recorded on the consolidated balance sheets as of December 27, 1997 and December 28, 1996 consist of the following (in thousands):

                                                                                       DECEMBER 27,   DECEMBER 28,
                                                                                           1997           1996
                                                                                       -------------  -------------
Retirees.............................................................................    $   3,945      $   3,745
Fully eligible active employees......................................................        2,211          2,099
Other active plan participants.......................................................        2,782          2,641
                                                                                            ------         ------
  Accumulated postretirement benefit obligations.....................................        8,938          8,485
Unrecognized prior service costs.....................................................       (1,686)        (1,903)
Unrecognized net loss................................................................          (50)          (344)
                                                                                            ------         ------
  Accrued postretirement benefit obligations.........................................    $   7,202      $   6,238
                                                                                            ------         ------
                                                                                            ------         ------

    The assumed health care cost trend rate for 1997 was 9.0%. This rate grades down until the final trend rate of 5.25% is reached in 2005. A one percentage point increase in the assumed health care costs trend rate increases the sum of the service and interest costs components of the fiscal 1997 periodic postretirement benefit cost by 17%, and the accumulated postretirement benefit obligation as of December 27, 1997 by 15%. The discount rate used to estimate the accumulated postretirement benefit obligations was 7.5% at December 27, 1997 and December 28, 1996.

    Defined Contribution Benefit Plans -- Playtex also provides two non-contributory defined contribution plans and a contributory 401(k) plan covering various employee groups. The amounts charged to earnings for Playtex's defined contribution plans totaled $4.1 million, $4.6 million, and $4.7 million for the twelve months ended December 27, 1997, December 28, 1996, and December 30, 1995, respectively.

14. RELATED PARTY TRANSACTIONS

    Joel E. Smilow and Hercules P. Sotos, both former directors and senior executive officers of Playtex, are general partners of the Apparel Partnership, holding beneficial interests of 58.5% and 13.5%, respectively, in the Apparel Partnership. Under a consulting agreement, which commenced in the third

                             PLAYTEX PRODUCTS, INC.

14. RELATED PARTY TRANSACTIONS (CONTINUED) quarter of 1995, the Company has retained Mr. Smilow as a consultant for a five-year period at an annual fee of $250,000 plus expenses and certain benefits. The consulting agreement does not require Mr. Smilow to devote any minimum amount of time to the performance of consulting services.

    On October 31, 1995, Playtex and a wholly-owned subsidiary acquired all issued and outstanding common shares of BBH not previously owned by Playtex. Prior to the BBH Acquisition, BBH was controlled by Thomas Lee Equity Partners, L.P. and certain employees and affiliates of the Thomas H. Lee Company. Thomas
H. Lee, President of the Thomas H. Lee Company, is a director and a significant stockholder of Playtex. Beginning in December 1992, Playtex had a distribution agreement with Sun Pharmaceuticals Corp. ("Sun"), a wholly-owned subsidiary of BBH, pursuant to which Playtex was the exclusive distributor of Banana Boat products in all of the areas Sun had repurchased distribution rights from its then current distributors. Concurrent with the BBH Acquisition, the distribution agreement between Sun and Playtex was canceled. For the ten months ended October 31, 1995 Playtex purchased $30.1 million of Banana Boat products from Sun.

    Playtex believes that the terms of all the arrangements with the Apparel Partnership and BBH were fair to Playtex and comparable to those which could be obtained from unrelated third parties.

15. BUSINESS AND CREDIT CONCENTRATIONS

    Most of Playtex's customers are dispersed throughout the United States and Canada. No single customer accounted for more than 10% of Playtex's net sales in 1997, 1996, or 1995 with the exception of its largest customer (approximately 20% in 1997, 18% in 1996, and 17% in 1995). At December 27, 1997 and December
28, 1996, no account receivable from any customer was significant, except for the Company's largest customer (approximately $12.6 million in 1997 and $11.9 million in 1996). Aggregate receivables from high risk customers are not considered significant and Playtex estimates, based upon past experience, that it has sufficient reserves to cover any losses arising from any such accounts.

16. DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    CASH, RECEIVABLES, ACCOUNTS PAYABLE, INCOME TAXES AND ACCRUED EXPENSES The carrying amounts approximate fair value because of the short-term maturity of these instruments.

    1997 CREDIT AGREEMENT The carrying amounts approximate fair value because the rate of interest on borrowings under the 1997 Credit Agreement is, at Playtex's option, a function of various alternative short-term borrowing rates, as defined in the associated Credit Agreement.

                             PLAYTEX PRODUCTS, INC.

16. DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) LONG-TERM DEBT AND OTHER FINANCIAL INSTRUMENTS The fair value of the following financial instruments was estimated at December 27, 1997 and December 28, 1996 as follows (in thousands):

                                                                     DECEMBER 27, 1997       DECEMBER 28, 1996
                                                                   ----------------------  ----------------------
                                                                    CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                                     AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                                   ----------  ----------  ----------  ----------
9% Senior Subordinated Notes (a).................................  $  360,000  $  369,000  $  360,000  $  353,400
8 7/8% Unsecured Senior Notes (a)................................     150,000     153,750      --          --
15% Notes due from Playtex Apparel Partners, L.P. (b)............      80,017      80,017      80,017      80,017
15 1/2% Subordinated Notes due to Playtex Apparel Partners, L.P.
  (b)............................................................      78,386      78,386      78,386      78,386
Other noncurrent assets (c)......................................       3,626       3,520       4,224       4,100
Noncurrent liabilities (c).......................................      13,563      12,340      14,207      12,930

------------------------

(a) At December 27, 1997 and December 28, 1996, the estimates were based on the average range of bid/ ask quotes provided by independent securities dealers.

(b) The estimated fair value approximates the carrying amount at December 27, 1997 and December 28, 1996, based on the amount of future cash flows associated with these instruments, discounted using an appropriate interest rate.

(c) The fair values are based on a combination of actual cost associated with recent purchases or the amount of future cash flows discounted using Playtex's borrowing rate for similar instruments.

                             PLAYTEX PRODUCTS, INC.

17. INFORMATION BY MAJOR GEOGRAPHIC SEGMENT

    Net sales by geographic area represent sales to unaffiliated customers only. Intergeographic sales and transfers between geographic areas are nominal and have not been disclosed separately (in thousands).

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
Sales:
  United States.......................................................   $  463,910    $  459,075    $  445,880
  Canada..............................................................       36,722        39,667        37,701
                                                                        ------------  ------------  ------------
                                                                         $  500,632    $  498,742    $  483,581
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

    Operating earnings is defined as total revenue less operating expenses. In computing operating earnings, interest and income taxes have not been deducted (in thousands).

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
Operating earnings:
  United States.......................................................   $   99,720    $   97,702    $   80,085
  Canada..............................................................          (18)        1,498         2,201
                                                                        ------------  ------------  ------------
                                                                         $   99,702    $   99,200    $   82,286
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

    Identifiable assets by geographic area represent those assets that are used in Playtex's operations in each area (in thousands).

                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
Identifiable assets (at period end):
  United States......................................................................   $  642,085    $  647,629
  Canada.............................................................................       10,473        12,702
                                                                                       ------------  ------------
                                                                                        $  652,558    $  660,331
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                             PLAYTEX PRODUCTS, INC.

18. QUARTERLY DATA (UNAUDITED)

    The following is a summary of the quarterly results of operations and market price data for the Company for the twelve months ended December 27, 1997 and December 28, 1996 (in thousands, except per share data):

                                 FIRST     SECOND    THIRD     FOURTH
                                QUARTER   QUARTER   QUARTER   QUARTER
                                --------  --------  --------  --------
FISCAL 1997
Net sales.....................  $136,410  $134,872  $117,675  $111,675
Operating earnings............    30,679    26,287    24,130    18,606
Earnings before extraordinary
  loss........................     7,848     5,517     4,034     1,332
Net earnings (loss)...........     7,848     5,517       (44)    1,332
Earnings per share (a):
Before extraordinary loss.....  $    .15  $    .11  $    .08  $    .03
Net earnings..................  $    .15  $    .11  $    .00  $    .03
Market price--high............  $     113/4 $     111/2 $     101/4 $     11
           --low..............  $      77/8 $      9 $      8  /16 $      9
FISCAL 1996
Net sales.....................  $143,067  $131,872  $117,500  $106,303
Operating earnings............    27,841    26,735    26,334    18,290
Net earnings..................     5,981     5,489     5,408     1,321
Earnings per share (a)........  $    .12  $    .11  $    .11  $    .03
Market price--high............  $      85/8 $     103/8 $      91/2 $      91/2
           --low..............  $      65/8 $      71/8 $      71/2 $      71/8

------------------------

(a) Earnings per share data is computed independently for each of the periods presented; therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year. Amounts represent basic and diluted earnings per share.

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

8 7/8% UNSECURED SENIOR NOTES DUE 2004

    The Senior Notes are guaranteed by certain wholly-owned subsidiaries of the Company (the "8 7/8% Guarantors"), namely Playtex Sales & Services, Inc. ("PSSI"), Playtex Manufacturing, Inc. ("PMI"), Playtex Beauty Care, Inc. ("PBCI"), Playtex Investment Corp. ("PIC"), Playtex International Corp. ("PINTL"), TH Marketing Corp. ("THMC"), SmileTote, Inc. ("STI") and Sun Pharmaceuticals Corp. ("Sun"). The remaining first tier and lower tier subsidiaries of the Company are not guarantors of the 8 7/8% Notes (the " 8 7/8% Non-Guarantors"). PSSI provides sales solicitation, management and administrative services to Playtex and its U.S. affiliates. PMI is a contract manufacturer and contract research and development services provider for Playtex and its U.S. affiliates. PBCI is a manufacturer and distributor of JHIRMACK hair care products. PIC is an investment holding company which holds the Apparel Debentures (see Note 5). PINTL is sole shareholder of Playtex Limited, a manufacturer and distributor of Playtex products in Canada. THMC is the sole shareholder of Playtex Foreign Sales Corporation. STI is owner of certain infant care related intangible assets. Sun owns the BANANA BOAT trade name and certain other intangible assets associated with the BANANA BOAT business. Sun distributes its products outside the U.S. and Puerto Rico and to certain U.S. distributors excluding Playtex. Sun has entered into license agreements with Playtex and other unrelated licensors for the right to use the BANANA BOAT trade name and intangible assets associated with the BANANA BOAT sun and skin care business and manufacture and distribute BANANA BOAT products.

    The 8 7/8% Non-Guarantors include Playtex Limited and Playtex Foreign Sales Corporation("PFSC"), a foreign sales corporation as defined by Internal Revenue Code Section 922.

    The 8 7/8% Guarantors are joint and several guarantors of the 8 7/8% Notes. Such guarantees are joint and several obligations of the 8 7/8% Guarantors, are irrevocable, full and unconditional and are limited to the largest amount that would not render such 8 7/8% Guarantors' obligations under the guarantees subject to avoidance under any applicable federal or state fraudulent conveyance or similar law. The guarantees are senior subordinated obligations of the applicable 8 7/8% Guarantor, and are subordinated to all senior obligations of such 8 7/8% Guarantor, including guarantees of the Company's obligations under the 1997 Credit Agreement.

    The 8 7/8% Notes contain certain restrictions and limitations, which, among other things, restrict the type and/or amount of additional indebtedness that may be incurred by Playtex or its subsidiaries, payment of dividends and other distributions, issuance of preferred stock; loans and advances; certain transactions with Playtex stockholders and affiliates; certain mergers and consolidations; certain sales or transfers of assets; the creation of certain liens; the transfer of assets to certain subsidiaries; and restrictions on dividends and other distributions by subsidiaries, including the 8 7/8% Guarantors.

    The information which follows presents the condensed financial position as of December 27, 1997 and December 28, 1996 and condensed results of operations and cash flows for each of the fiscal years in the three year period ended December 27, 1997 of (a) the Company on a consolidated basis, (b) the parent company only ("Parent Company"), (c) the combined 8 7/8% Guarantors, and (d) the combined 8 7/8% Non-Guarantors.

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING BALANCE SHEET DATA
AS OF DECEMBER 27, 1997

(In thousands)

                                                                   PARENT                    NON-
                ASSETS                  CONSOLIDATED ELIMINATIONS  COMPANY   GUARANTORS   GUARANTORS
                                        -----------  -----------  ---------  -----------  -----------
Current assets........................   $ 125,362    $  --       $  71,923   $  43,820    $   9,619
Investment in subsidiaries............      --          (87,940)     77,776      10,164       --
Intercompany receivable...............      --         (158,030)    143,647      13,286        1,097
Net property, plant and equipment.....      54,810       --             235      53,718          857
Intangible assets.....................     388,743       --         322,216      66,522            5
Other noncurrent assets...............      83,643         (503)      3,629      80,517       --
                                        -----------  -----------  ---------  -----------  -----------
  Total assets........................   $ 652,558    $(246,473)  $ 619,426   $ 268,027    $  11,578
                                        -----------  -----------  ---------  -----------  -----------
                                        -----------  -----------  ---------  -----------  -----------
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities...................   $  68,960    $      22   $  57,590   $   8,807    $   2,541
Intercompany payable..................      --         (158,029)     --         157,641          388
Long-term debt........................     814,686       --         814,686      --           --
Other noncurrent liabilities..........      36,975         (507)     15,213      22,649         (380)
                                        -----------  -----------  ---------  -----------  -----------
  Total liabilities...................     920,621     (158,514)    887,489     189,097        2,549
Stockholders' equity..................    (268,063)     (87,959)   (268,063)     78,930        9,029
                                        -----------  -----------  ---------  -----------  -----------
  Total liabilities and stockholders'
    equity............................   $ 652,558    $(246,473)  $ 619,426   $ 268,027    $  11,578
                                        -----------  -----------  ---------  -----------  -----------
                                        -----------  -----------  ---------  -----------  -----------

CONDENSED CONSOLIDATING BALANCE SHEET DATA
AS OF DECEMBER 28, 1996

(In thousands)

                                                                   PARENT                    NON-
                ASSETS                  CONSOLIDATED ELIMINATIONS  COMPANY   GUARANTORS   GUARANTORS
                                        -----------  -----------  ---------  -----------  -----------
Current assets........................   $ 122,491    $  --       $  66,474   $  44,104    $  11,913
Investment in subsidiaries............      --          (79,245)     70,924       8,321       --
Intercompany receivable...............      --         (126,782)    120,717       6,065       --
Net property, plant and equipment.....      53,408       --             309      52,310          789
Intangible assets.....................     400,191       --         331,394      68,797       --
Other noncurrent assets...............      84,241         (504)      4,219      80,526       --
                                        -----------  -----------  ---------  -----------  -----------
  Total assets........................   $ 660,331    $(206,531)  $ 594,037   $ 260,123    $  12,702
                                        -----------  -----------  ---------  -----------  -----------
                                        -----------  -----------  ---------  -----------  -----------
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities...................   $ 115,969    $  --       $  69,584   $  42,348    $   4,037
Intercompany payable..................      --         (127,281)     --         126,500          781
Long-term debt........................     793,086       --         793,086      --           --
Other noncurrent liabilities..........      34,003         (504)     14,094      20,850         (437)
                                        -----------  -----------  ---------  -----------  -----------
  Total liabilities...................     943,058     (127,785)    876,764     189,698        4,381
Stockholders' equity..................    (282,727)     (78,746)   (282,727)     70,425        8,321
                                        -----------  -----------  ---------  -----------  -----------
  Total liabilities and stockholders'
    equity............................   $ 660,331    $(206,531)  $ 594,037   $ 260,123    $  12,702
                                        -----------  -----------  ---------  -----------  -----------
                                        -----------  -----------  ---------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 27, 1997

(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net revenues...................................   $  500,632    $ (226,874)  $  443,673   $ 245,797    $  38,036
Cost of sales..................................      195,980      (177,208)     186,482     168,411       18,295
                                                 ------------  ------------  ----------  -----------  -----------
  Gross profit.................................      304,652       (49,666)     257,191      77,386       19,741
Operating expenses:
Advertising, selling and administrative........      192,056       (49,666)     160,671      62,606       18,445
Amortization of intangibles....................       12,894        --           10,618       2,276       --
                                                 ------------  ------------  ----------  -----------  -----------
  Total operating expenses.....................      204,950       (49,666)     171,289      64,882       18,445
                                                 ------------  ------------  ----------  -----------  -----------
  Operating earnings...........................       99,702        --           85,902      12,504        1,296
Interest expense, net..........................       64,470        --           76,594     (12,003)        (121)
Equity in net earnings of subsidiaries.........       --            17,216      (16,110)     (1,106)      --
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before income taxes.................       35,232       (17,216)      25,418      25,613        1,417
Income taxes...................................       16,501        --            6,687       9,503          311
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before extraordinary loss...........       18,731       (17,216)      18,731      16,110        1,106
Extraordinary loss on early extinguishment of
  debt, net....................................       (4,078)       --           (4,078)     --           --
                                                 ------------  ------------  ----------  -----------  -----------
  Net earnings.................................   $   14,653    $  (17,216)  $   14,653   $  16,110    $   1,106
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 28, 1996
(IN THOUSANDS)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net revenues...................................   $  498,742    $ (167,269)  $  438,127   $ 188,217    $  39,667
Cost of sales..................................      192,512      (104,374)     161,849     116,884       18,153
                                                 ------------  ------------  ----------  -----------  -----------
  Gross profit.................................      306,230       (62,895)     276,278      71,333       21,514
Operating expenses:
Advertising, selling and administrative........      194,184       (62,895)     171,534      65,721       19,824
Amortization of intangibles....................       12,846        --           10,570       2,276       --
                                                 ------------  ------------  ----------  -----------  -----------
  Total operating expenses.....................      207,030       (62,895)     182,104      67,997       19,824
                                                 ------------  ------------  ----------  -----------  -----------
  Operating earnings...........................       99,200        --           94,174       3,336        1,690
Interest expense, net..........................       64,860        --           76,864     (12,004)      --
Equity in net earnings of subsidiaries.........       --            11,339      (10,456)       (883)      --
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before income taxes.................       34,340       (11,339)      27,766      16,223        1,690
Income taxes...................................       16,141        --            9,567       5,767          807
                                                 ------------  ------------  ----------  -----------  -----------
  Net earnings.................................   $   18,199    $  (11,339)  $   18,199   $  10,456    $     883
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1995
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net revenues...................................   $  483,581    $   (7,879)  $  417,894   $  35,865    $  37,701
Cost of sales..................................      188,129        (6,817)     163,233      15,196       16,517
                                                 ------------  ------------  ----------  -----------  -----------
  Gross profit.................................      295,452        (1,062)     254,661      20,669       21,184
Operating expenses:
Advertising, selling and administrative........      195,457        (1,062)     152,975      24,685       18,859
Amortization of intangibles....................       17,709        --           10,427       7,282       --
                                                 ------------  ------------  ----------  -----------  -----------
  Total operating expenses.....................      213,166        (1,062)     163,402      31,967       18,859
                                                 ------------  ------------  ----------  -----------  -----------
  Operating earnings...........................       82,286        --           91,259     (11,298)       2,325
Interest expense, net..........................       71,361        --           83,326     (11,944)         (21)
Equity in net earnings of subsidiaries.........       --               491          808      (1,299)      --
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before income taxes.................       10,925          (491)       7,125       1,945        2,346
Income taxes...................................        8,151        --            4,351       2,753        1,047
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before extraordinary loss...........        2,774          (491)       2,774        (808)       1,299
Extraordinary loss on early extinguishment of
  debt, net....................................       (7,935)       --           (7,935)     --           --
                                                 ------------  ------------  ----------  -----------  -----------
  Net (loss) earnings..........................   $   (5,161)   $     (491)  $   (5,161)  $    (808)   $   1,299
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 27, 1997
(In thousands)

                                                                                PARENT                    NON-
                                                  CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                  ------------  ------------  ----------  -----------  -----------
Net earnings....................................   $   14,653    $  (17,216)  $   14,653   $  16,110    $   1,106
  Non-cash items included in earnings:
    Extraordinary loss..........................        4,078        --            4,078      --           --
    Amortization of intangibles.................       12,894        --           10,618       2,276       --
    Amortization of deferred financing costs....        2,163        --            2,163      --           --
    Depreciation................................        7,520        --               94       7,191          235
    Deferred taxes..............................        5,493        --            3,752       1,798          (57)
    Other, net..................................          249        17,216      (16,742)         42         (267)
  Increase in net working capital...............      (30,182)       --          (15,852)    (11,173)      (3,157)
                                                  ------------  ------------  ----------  -----------  -----------
      Net cash flows from (used for)
        operations..............................       16,868        --            2,764      16,244       (2,140)
                                                  ------------  ------------  ----------  -----------  -----------
Cash flows used for investing activities:
  Purchase of property, plant and equipment.....       (9,004)       --              (82)     (8,599)        (323)
                                                  ------------  ------------  ----------  -----------  -----------
      Net cash flows used for investing
        activities..............................       (9,004)       --              (82)     (8,599)        (323)
                                                  ------------  ------------  ----------  -----------  -----------
Cash flows used for financing activities:
  Net repayments under working capital
    facilities and long-term debt obligations...       (1,900)       --           (1,900)     --           --
  Payment of financing costs....................       (9,367)       --           (9,367)     --           --
  Issuance of shares of common stock, net.......          429        --              429      --           --
  Receipt (payment) of dividends................       --            --            7,645      (7,645)      --
                                                  ------------  ------------  ----------  -----------  -----------
      Net cash flows used for financing
        activities..............................      (10,838)       --           (3,193)     (7,645)      --
                                                  ------------  ------------  ----------  -----------  -----------
Decrease in cash................................       (2,974)       --             (511)     --           (2,463)
Cash at beginning of period.....................        6,205        --            1,179      --            5,026
                                                  ------------  ------------  ----------  -----------  -----------
Cash at end of period...........................   $    3,231    $   --       $      668   $  --        $   2,563
                                                  ------------  ------------  ----------  -----------  -----------
                                                  ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Condensed Consolidated Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 28, 1996
(In thousands)

                                                                                 PARENT                     NON-
                                                   CONSOLIDATED  ELIMINATIONS    COMPANY    GUARANTORS   GUARANTORS
                                                   ------------  ------------  -----------  -----------  -----------
Net earnings.....................................   $   18,199    $  (11,339)   $  18,199    $  10,456    $     883
  Non-cash items included in earnings:
    Amortization of intangibles..................       12,846        --           10,570        2,276       --
    Amortization of deferred financing costs.....        2,089        --            2,089       --           --
    Depreciation.................................        8,929        --               72        8,605          252
    Deferred taxes...............................        6,842        --            7,963       (1,130)           9
    Other, net...................................           48        11,339      (10,279)      (1,003)          (9)
  Decrease (increase) in net working capital.....       11,351        --           13,273       (1,976)          54
                                                   ------------  ------------  -----------  -----------  -----------
      Net cash flows from operations.............       60,304        --           41,887       17,228        1,189
                                                   ------------  ------------  -----------  -----------  -----------
Cash flows used for investing activities:
  Purchase of property, plant and equipment......       (9,740)       --              (45)      (9,426)        (269)
                                                   ------------  ------------  -----------  -----------  -----------
      Net cash flows used for investing
        activities...............................       (9,740)       --              (45)      (9,426)        (269)
                                                   ------------  ------------  -----------  -----------  -----------
Cash flows used for financing activities:
  Net repayments under working capital facilities
    and long-term debt obligations...............      (50,350)       --          (50,350)      --           --
  Issuance of shares of common stock, net........           60        --               60       --           --
  Receipt (payment) of dividends.................       --            --            7,802       (7,802)      --
  Other, net.....................................           (9)       --               (9)      --           --
                                                   ------------  ------------  -----------  -----------  -----------
      Net cash flows used for financing
      activities.................................      (50,299)       --          (42,497)      (7,802)      --
                                                   ------------  ------------  -----------  -----------  -----------
Increase (decrease) in cash......................          265        --             (655)      --              920
Cash at beginning of period......................        5,940        --            1,834       --            4,106
                                                   ------------  ------------  -----------  -----------  -----------
Cash at end of period............................   $    6,205    $   --        $   1,179    $  --        $   5,026
                                                   ------------  ------------  -----------  -----------  -----------
                                                   ------------  ------------  -----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1995
(In thousands)

                                                                                 PARENT                    NON-
                                                  CONSOLIDATED  ELIMINATIONS    COMPANY    GUARANTORS   GUARANTORS
                                                  ------------  -------------  ----------  -----------  -----------
Net earnings....................................   $   (5,161)    $    (491)   $   (5,161)  $    (808)   $   1,299
  Non-cash items included in earnings:
    Extraordinary loss..........................        7,935        --             7,935      --           --
    Write-off of SMILETOTE intangibles..........        6,441        --            --           6,441       --
    Amortization of intangibles.................       11,268        --            10,424         844       --
    Amortization of deferred financing costs....        2,246        --             2,246      --           --
    Depreciation................................        8,496        --             8,000         295          201
    Deferred taxes..............................         (133)       --             1,039      (1,147)         (25)
    Other, net..................................         (291)          491           268      (1,299)         249
  (Increase) decrease in net working capital....       (3,722)       --            (6,443)      2,838         (117)
                                                  ------------        -----    ----------  -----------  -----------
      Net cash flows from operations............       27,079        --            18,308       7,164        1,607
                                                  ------------        -----    ----------  -----------  -----------
Cash flows (used for) from investing activities:
  Purchase of property, plant and equipment.....      (12,395)       --           (12,296)        (99)      --
  Business or investments acquired..............      (94,429)          737       (95,166)     --           --
                                                  ------------        -----    ----------  -----------  -----------
      Net cash flows (used for) from investing
        activities..............................     (106,824)          737      (107,462)        (99)      --
                                                  ------------        -----    ----------  -----------  -----------
Cash flows from (used for) financing activities:
  Net repayments under working capital
    facilities and long-term debt obligations...      (42,650)       --           (42,650)     --           --
  Long-term debt borrowings.....................      425,000        --           425,000      --           --
  Long-term debt repayments.....................     (468,000)       --          (468,000)     --           --
  Payment of financing costs....................       (9,113)       --            (9,113)     --           --
  Issuance of shares of common stock............      170,000        --           170,000      --           --
  Receipt (payment) of dividends................       --            --             7,802      (7,802)      --
  Other, net....................................           75        --                75      --           --
                                                  ------------        -----    ----------  -----------  -----------
      Net cash flows from (used for) financing
        activities..............................       75,312        --            83,114      (7,802)      --
                                                  ------------        -----    ----------  -----------  -----------
(Decrease)increase in cash......................       (4,433)          737        (6,040)       (737)       1,607
Cash at beginning of period.....................       10,373          (737)        7,874         737        2,499
                                                  ------------        -----    ----------  -----------  -----------
Cash at end of period...........................   $    5,940     $  --        $    1,834   $  --        $   4,106
                                                  ------------        -----    ----------  -----------  -----------
                                                  ------------        -----    ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

9% SENIOR SUBORDINATED NOTES DUE 2003

    The 9% Notes are guaranteed by certain wholly-owned subsidiaries of the Company (the "9% Guarantors"), PSSI, PMI, THMC, STI, and Sun. The remaining first tier and lower tier subsidiaries of the Company are not guarantors of the 9% Notes (the "9% Non-Guarantors"). The 9% Non-Guarantors include PBCI, PIC, PINTL, Playtex Limited and PFSC.

    The 9% Guarantors are joint and several guarantors of the 9% Notes. Such guarantees are joint and several obligations of the 9% Guarantors, are irrevocable, and full and unconditional and are limited to the largest amount that would not render such 9% Guarantors' obligations under the guarantees subject to avoidance under any applicable federal or state fraudulent conveyance or similar law. The guarantees are senior subordinated obligations of the applicable 9% Guarantor, and are subordinated to all senior obligations of such 9% Guarantor, including guarantees of the Company's obligations under the 1997 Refinancing.

    The 9% Notes contain certain restrictions and limitations, which, among other things, restrict the type and/or amount of additional indebtedness that may be incurred by Playtex or its subsidiaries, payment of dividends and other distributions, issuances of preferred stock; loans and advances; certain transactions with Playtex stockholders and affiliates; certain mergers and consolidations; certain sales or transfers of assets; the creation of certain liens; the transfer of assets to certain subsidiaries; and restrictions on dividends and other distributions by subsidiaries, including the 9% Guarantors.

    The information which follows presents the condensed financial position as of December 27, 1997 and December 28, 1996 and condensed results of operations and cash flows for each of the fiscal years in the three year period ended December 27, 1997 of (a) the Company on a consolidated basis, (b) the parent company only ("Parent Company"), (c) the combined 9% Guarantors, and (d) the combined 9% Non-Guarantors. In July 1997, the 9% Notes Indenture was amended adding THMC and STI as guarantors of the 9% Notes. The 9% Notes Guarantor financial statements for 1996 and 1995 have been restated to reflect the addition of THMC and STI as guarantors.

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING BALANCE SHEET DATA
AS OF DECEMBER 27, 1997
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
                    ASSETS
Current assets.................................   $  125,362    $   --       $   71,923   $  40,293    $  13,146
Investment in subsidiaries.....................       --           (80,084)      77,776       1,154        1,154
Intercompany receivable........................       --          (158,024)     143,647      13,280        1,097
Net property, plant and equipment..............       54,810        --              235      53,210        1,365
Intangible assets..............................      388,743        --          322,216      64,542        1,985
Other noncurrent assets........................       83,643          (503)       3,629      --           80,517
                                                 ------------  ------------  ----------  -----------  -----------
  Total assets.................................   $  652,558    $ (238,611)  $  619,426   $ 172,479    $  99,264
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities............................   $   68,960    $       22   $   57,590   $   7,520    $   3,828
Intercompany payable...........................       --          (158,023)      --          29,179      128,844
Long-term debt.................................      814,686        --          814,686      --           --
Other noncurrent liabilities...................       36,975          (507)      15,213       4,636       17,633
                                                 ------------  ------------  ----------  -----------  -----------
  Total liabilities............................      920,621      (158,508)     887,489      41,335      150,305
Stockholders' equity...........................     (268,063)      (80,103)    (268,063)    131,144      (51,041)
                                                 ------------  ------------  ----------  -----------  -----------
  Total liabilities and stockholders' equity...   $  652,558    $ (238,611)  $  619,426   $ 172,479    $  99,264
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

CONDENSED CONSOLIDATING BALANCE SHEET DATA
AS OF DECEMBER 28, 1996
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
                    ASSETS
Current assets.................................   $  122,491    $   --       $   66,474   $  39,436    $  16,581
Investment in subsidiaries.....................       --           (70,209)      70,209      --           --
Intercompany receivable........................       --          (127,497)     122,393       5,103            1
Net property, plant and equipment..............       53,408        --              309      51,743        1,356
Intangible assets..............................      400,191        --          331,394      66,749        2,048
Other noncurrent assets........................       84,241          (495)       4,219      --           80,517
                                                 ------------  ------------  ----------  -----------  -----------
  Total assets.................................   $  660,331    $ (198,201)  $  594,998   $ 163,031    $ 100,503
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities............................   $  115,969    $   --       $   70,545   $  38,762    $   6,662
Intercompany payable...........................       --          (127,272)      --          --          127,272
Long-term debt.................................      793,086        --          793,086      --           --
Other noncurrent liabilities...................       34,003          (504)      14,094       2,813       17,600
                                                 ------------  ------------  ----------  -----------  -----------
  Total liabilities............................      943,058      (127,776)     877,725      41,575      151,534
Stockholders' equity...........................     (282,727)      (70,425)    (282,727)    121,456      (51,031)
                                                 ------------  ------------  ----------  -----------  -----------
  Total liabilities and stockholders' equity...   $  660,331    $ (198,201)  $  594,998   $ 163,031    $ 100,503
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 27, 1997
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net revenues...................................   $  500,632    $ (226,538)  $  443,673   $ 230,102    $  53,395
Cost of sales..................................      195,980      (176,872)     186,482     160,609       25,761
                                                 ------------  ------------  ----------  -----------  -----------
  Gross profit.................................      304,652       (49,666)     257,191      69,493       27,634
Operating expenses:
Advertising, selling and administrative........      192,056       (49,666)     160,671      51,826       29,225
Amortization of intangibles....................       12,894        --           10,618       2,208           68
                                                 ------------  ------------  ----------  -----------  -----------
  Total operating expenses.....................      204,950       (49,666)     171,289      54,034       29,293
                                                 ------------  ------------  ----------  -----------  -----------
  Operating earnings (loss)....................       99,702        --           85,902      15,459       (1,659)
Interest expense, net..........................       64,470        --           76,594      --          (12,124)
Equity in net earnings of subsidiaries.........       --            18,418      (16,110)     (1,154)      (1,154)
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before income taxes.................       35,232       (18,418)      25,418      16,613       11,619
Income taxes...................................       16,501        --            6,687       6,229        3,585
                                                 ------------  ------------  ----------  -----------  -----------
Earnings before extraordinary loss.............       18,731       (18,418)      18,731      10,384        8,034
Extraordinary loss on early extinguishment of
  debt, net....................................       (4,078)       --           (4,078)     --           --
                                                 ------------  ------------  ----------  -----------  -----------
  Net earnings.................................   $   14,653    $  (18,418)  $   14,653   $  10,384    $   8,034
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 28, 1996
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net revenues...................................   $  498,742    $ (167,269)  $  438,127   $ 169,020    $  58,864
Cost of sales..................................      192,512      (104,374)     161,849     108,699       26,338
                                                 ------------  ------------  ----------  -----------  -----------
  Gross profit.................................      306,230       (62,895)     276,278      60,321       32,526
Operating expenses:
Advertising, selling and administrative........      194,184       (62,895)     171,534      53,671       31,874
Amortization of intangibles....................       12,846        --           10,570       2,208           68
                                                 ------------  ------------  ----------  -----------  -----------
  Total operating expenses.....................      207,030       (62,895)     182,104      55,879       31,942
                                                 ------------  ------------  ----------  -----------  -----------
  Operating earnings...........................       99,200        --           94,174       4,442          584
Interest expense, net..........................       64,860        --           76,864      --          (12,004)
Equity in net earnings of subsidiaries.........       --            10,456      (10,456)     --           --
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before income taxes.................       34,340       (10,456)      27,766       4,442       12,588
Income taxes...................................       16,141        --            9,567       2,034        4,540
                                                 ------------  ------------  ----------  -----------  -----------
  Net earnings.................................   $   18,199    $  (10,456)  $   18,199   $   2,408    $   8,048
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1995
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net revenues...................................   $  483,581    $   (7,427)  $  417,894   $   1,622    $  71,492
Cost of sales..................................      188,129        (6,365)     163,233       1,227       30,034
                                                 ------------  ------------  ----------  -----------  -----------
  Gross profit.................................      295,452        (1,062)     254,661         395       41,458
Operating expenses:
Advertising, selling and administrative........      195,457        (1,062)     152,975         830       42,714
Amortization of intangibles....................       17,709        --           10,427       7,214           68
                                                 ------------  ------------  ----------  -----------  -----------
  Total operating expenses.....................      213,166        (1,062)     163,402       8,044       42,782
                                                 ------------  ------------  ----------  -----------  -----------
  Operating earnings (loss)....................       82,286        --           91,259      (7,649)      (1,324)
Interest expense, net..........................       71,361        --           83,326      --          (11,965)
Equity in net earnings of subsidiaries.........       --              (808)         808      --           --
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before income taxes.................       10,925           808        7,125      (7,649)      10,641
Income taxes...................................        8,151        --            4,351        (150)       3,950
                                                 ------------  ------------  ----------  -----------  -----------
  Earnings before extraordinary loss...........        2,774           808        2,774      (7,499)       6,691
Extraordinary loss on early extinguishment of
  debt, net....................................       (7,935)       --           (7,935)     --           --
                                                 ------------  ------------  ----------  -----------  -----------
  Net (loss) earnings..........................   $   (5,161)   $      808   $   (5,161)  $  (7,499)   $   6,691
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 27, 1997

(In thousands)

                                                                                 PARENT                     NON-
                                                   CONSOLIDATED  ELIMINATIONS    COMPANY    GUARANTORS   GUARANTORS
                                                   ------------  ------------  -----------  -----------  -----------
Net earnings.....................................   $   14,653    $  (18,418)   $  14,653    $  10,384    $   8,034
  Non-cash items included in earnings:
    Extraordinary loss...........................        4,078        --            4,078       --           --
    Amortization of intangibles..................       12,894        --           10,618        2,208           68
    Amortization of deferred financing costs.....        2,163        --            2,163       --           --
    Depreciation.................................        7,520        --               94        7,074          352
    Deferred taxes...............................        5,493        --            3,752        1,823          (82)
    Other, net...................................          249        18,418      (16,742)          (5)      (1,422)
  Increase in net working capital................      (30,182)       --          (15,852)     (12,943)      (1,387)
                                                   ------------  ------------  -----------  -----------  -----------
      Net cash flows from operations.............       16,868        --            2,764        8,541        5,563
                                                   ------------  ------------  -----------  -----------  -----------
Cash flows used for investing activities:
  Purchase of property, plant and equipment......       (9,004)       --              (82)      (8,541)        (381)
                                                   ------------  ------------  -----------  -----------  -----------
      Net cash flows used for investing
        activities...............................       (9,004)       --              (82)      (8,541)        (381)
                                                   ------------  ------------  -----------  -----------  -----------
Cash flows used for financing activities:
  Net payments under working capital facilities
    and long-term debt obligations...............       (1,900)       --           (1,900)      --           --
  Payment of financing costs.....................       (9,367)       --           (9,367)      --           --
  Issuance of shares of common stock.............          429        --              429       --           --
  Receipt (payment) of dividends.................       --            --            7,645       --           (7,645)
                                                   ------------  ------------  -----------  -----------  -----------
      Net cash flows used for financing
        activities...............................      (10,838)       --           (3,193)      --           (7,645)
                                                   ------------  ------------  -----------  -----------  -----------
Decrease in cash.................................       (2,974)       --             (511)      --           (2,463)
Cash at beginning of period......................        6,205        --            1,179       --            5,026
                                                   ------------  ------------  -----------  -----------  -----------
Cash at end of period............................   $    3,231    $   --        $     668    $  --        $   2,563
                                                   ------------  ------------  -----------  -----------  -----------
                                                   ------------  ------------  -----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 28, 1996:
(In thousands)

                                                                               PARENT                    NON-
                                                 CONSOLIDATED  ELIMINATIONS   COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  ------------  ----------  -----------  -----------
Net earnings...................................   $   18,199    $  (10,456)  $   18,199   $   2,409    $   8,047
  Non-cash items included in earnings:
    Amortization of intangibles................       12,846        --           10,570       2,208           68
    Amortization of deferred financing costs...        2,089        --            2,089      --           --
    Depreciation...............................        8,929        --               72       8,428          429
    Deferred taxes.............................        6,842        --            7,963      (1,437)         316
    Other, net.................................           48        10,456      (10,279)       (120)          (9)
  Decrease (increase) in net working capital...       11,351        --           13,273      (2,074)         152
                                                 ------------  ------------  ----------  -----------  -----------
      Net cash flows from operations...........       60,304        --           41,887       9,414        9,003
                                                 ------------  ------------  ----------  -----------  -----------
Cash flows used for investing activities:
  Purchase of property, plant and equipment....       (9,740)       --              (45)     (9,414)        (281)
                                                 ------------  ------------  ----------  -----------  -----------
      Net cash flows used for investing
        activities.............................       (9,740)       --              (45)     (9,414)        (281)
                                                 ------------  ------------  ----------  -----------  -----------
Cash flows used for financing activities:
  Net payments under working capital facilities
    and long-term debt obligations.............      (50,350)       --          (50,350)     --           --
  Issuance of shares of common stock...........           60        --               60      --           --
  Receipt (payment) of dividends...............       --            --            7,802      --           (7,802)
  Other, net...................................           (9)       --               (9)     --           --
                                                 ------------  ------------  ----------  -----------  -----------
      Net cash flows used for financing
        activities.............................      (50,299)       --          (42,497)     --           (7,802)
                                                 ------------  ------------  ----------  -----------  -----------
Increase (decrease) in cash....................          265        --             (655)     --              920
Cash at beginning of period....................        5,940        --            1,834      --            4,106
                                                 ------------  ------------  ----------  -----------  -----------
Cash at end of period..........................   $    6,205    $   --       $    1,179   $  --        $   5,026
                                                 ------------  ------------  ----------  -----------  -----------
                                                 ------------  ------------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1995
(In thousands)

                                                                                PARENT                     NON-
                                                 CONSOLIDATED  ELIMINATIONS     COMPANY    GUARANTORS   GUARANTORS
                                                 ------------  -------------  -----------  -----------  -----------
Net earnings...................................   $   (5,161)    $     808    $    (5,161)  $  (7,499)   $   6,691
  Non-cash items included in earnings:
    Extraordinary loss.........................        7,935        --              7,935      --           --
    Write-off of SMILETOTE intangibles.........        6,441        --            --            6,441       --
    Amortization of intangibles................       11,268        --             10,424         776           68
    Amortization of deferred financing costs...        2,246        --              2,246      --           --
    Depreciation...............................        8,496        --              8,000      --              496
    Deferred taxes.............................         (133)       --              1,039         191       (1,363)
    Other, net.................................         (291)         (808)           268      --              249
  (Increase) decrease in net working capital...       (3,722)       --             (6,443)       (646)       3,367
                                                 ------------        -----    -----------  -----------  -----------
      Net cash flows from operations...........       27,079        --             18,308        (737)       9,508
                                                 ------------        -----    -----------  -----------  -----------
Cash flows (used for) from investing
  activities:
  Purchase of property, plant and equipment....      (12,395)       --            (12,296)     --              (99)
  Business or investments acquired.............      (94,429)          737        (95,166)     --           --
                                                 ------------        -----    -----------  -----------  -----------
      Net cash flows (used for) from investing
        activities.............................     (106,824)          737       (107,462)     --              (99)
                                                 ------------        -----    -----------  -----------  -----------
Cash flows from (used for) financing
  activities:
  Net payments under working capital facilities
    and long-term debt obligations.............      (42,650)       --            (42,650)     --           --
  Long-term debt borrowings....................      425,000        --            425,000      --           --
  Long-term debt payments......................     (468,000)       --           (468,000)     --           --
  Payment of financing costs...................       (9,113)       --             (9,113)     --           --
  Issuance of shares of common stock...........      170,000        --            170,000      --           --
  Receipt (payment) of dividends...............       --            --              7,802      --           (7,802)
  Other, net...................................           75        --                 75      --           --
                                                 ------------        -----    -----------  -----------  -----------
      Net cash flows from (used for) financing
        activities.............................       75,312        --             83,114      --           (7,802)
                                                 ------------        -----    -----------  -----------  -----------
(Decrease) increase in cash....................       (4,433)          737         (6,040)       (737)       1,607
Cash at beginning of period....................       10,373          (737)         7,874         737        2,499
                                                 ------------        -----    -----------  -----------  -----------
Cash at end of period..........................   $    5,940     $  --        $     1,834   $  --        $   4,106
                                                 ------------        -----    -----------  -----------  -----------
                                                 ------------        -----    -----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

20. SUBSEQUENT EVENTS

    On January 6, 1998, the Company acquired Carewell Industries, Inc. ("Carewell") for approximately $9.2 million in cash. Carewell manufactures and markets the Dentax-Registered Trademark- line of toothbrushes, toothpaste, and dental floss for distribution through food stores, drug chains, and mass merchandisers. The acquisition, which was financed through the Company's 1997 Revolving Credit Facility, has been accounted for as a purchase.

    On January 26, 1998, the Company acquired certain tangible and intangible assets related to the Binky-Registered Trademark- pacifier business from Binky-Griptight, Inc. for approximately $1.2 million cash and $0.5 million in notes payable due July 27,1998. The acquisition, which was financed through the Company's 1997 Revolving Credit Facility, has been accounted for as a purchase.

    On January 28, 1998, the Company acquired PCH for approximately $91.0 million in cash and 9,257,345 shares of the Company's common stock. PCH manufactures and markets a number of leading consumer product brands, including Wet Ones-Registered Trademark- pre-moistened towelettes,
Chubs-Registered Trademark- baby wipes, Ogilvie-Registered Trademark- home permanent products, Binaca-Registered Trademark- breath spray and drops, Mr. Bubble-Registered Trademark- children's bubble bath products, Diaparene-Registered Trademark- infant care products,
Tussy-Registered Trademark- deodorants, Dorothy Gray-Registered Trademark- skin care products and Better Off-Registered Trademark- depilatories. The cash portion of the consideration paid for the PCH transaction was financed with borrowings under the 1997 Term Loan (see Note 6). The acquisition has been accounted for as a purchase.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE U.S. PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           1
Special Note Regarding Forward
 Looking Statements............................           9
Risk Factors...................................           9
The Company....................................          12
Use of Proceeds................................          14
Price Range of Common Stock and Dividend
 Policy........................................          14
Capitalization.................................          15
Pro Forma Consolidated Financial Data..........          16
Selected Historical Consolidated
 Financial Data................................          21
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          24
Business.......................................          30
Management.....................................          41
Principal and Selling Stockholders.............          45
Description of Capital Stock...................          47
Plan of Distribution...........................          52
Legal Matters..................................          53
Experts........................................          53
Available Information..........................          53
Incorporation of Certain Documents
 by Reference..................................          53
Index to Consolidated Financial Statements.....         F-1



                                6,000,000 SHARES


                                     [LOGO]

                             PLAYTEX PRODUCTS, INC.

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS
                               ------------------


                                 JUNE   , 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration fee..................................................................  $  64,220
NASD filing fee...................................................................     22,270
Legal fees and expenses...........................................................    300,000
Accounting fees and expenses......................................................     75,000
Printing and duplicating expenses.................................................    300,000
Blue Sky fees and expenses........................................................     15,000
Miscellaneous expenses............................................................      5,000
                                                                                    ---------
Total.............................................................................  $ 781,490
                                                                                    ---------
                                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") grants a Delaware corporation the power to indemnify any director, officer, employee or agent against reasonable expenses (including attorneys' fees) incurred by him in connection with any proceeding brought by or on behalf of the corporation and against judgments, fines, settlements and reasonable expenses (including attorneys' fees) incurred by him in connection with any other proceeding, if (a) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, however, no indemnification is to be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the corporation.

    Section 8 of the Company's restated certificate of incorporation and Section
13.1 of the Company's by-laws provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the corporation or is or was serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person; PROVIDED, HOWEVER, that the Company shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the corporation.

    Section 102 of the DGCL permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relate to unlawful payments of dividends or unlawful stock repurchase or redemptions, and
(iv) any transaction from which the director derived an improper personal benefit.

    Section 7 of the Company's restated certificate of incorporation limits the personal liability of directors of the Company to the fullest extent permitted by paragraph (7) of subsection (b) of section 102 of the DGCL.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Company maintains directors' and officers' liability insurance for its officers and directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


EXHIBIT NO.                                           DESCRIPTION OF EXHIBIT
-------------  -----------------------------------------------------------------------------------------------------

         1.1   Form of U.S. Purchase Agreement.*

         1.2   Form of International Purchase Agreement.*

         5     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to legal matters.*

         8     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to tax matters.*

        10.1   Stock Purchase Agreement, dated as of June 1, 1998, between the U.S. Purchaser, Childs LP and Blum.

        10.2   Stockholders Agreement, dated as of June 1, 1998, between the Company and the U.S. Purchaser.

        10.3   Agreement No. 1, dated as of June 1, 1998, to the Stock Purchase Agreement, dated as of March 17,
               1995, by and among the Company and the Investors.

        10.4   Registration Rights Agreement, dated June 1, 1998, between the Company and the U.S. Purchaser.

        10.5   First Amended and Restated Registration Rights Agreement, dated June 1, 1998, between the Company and the Investors.

        10.6   First Amended and Restated Registration Rights Agreement, dated June 1, 1998, between the Company and
               Childs LP.

        10.7   Letter Agreement, dated June 1, 1998, from the Company to Childs LP.

        10.8   Letter of Waiver, dated June 1, 1998, from the Company to the International Managers.

        12     Statement of Computation of Ratio of Earnings to Fixed Charges.*

        17     Letter of Resignation, dated June 1, 1998, from John W. Childs to the Company.

        23.1   Consent of KPMG Peat Marwick LLP.*

        23.2   Consent of Paul, Weiss, Rifkind, Wharton & Garrison regarding Exhibit 5 (included in the opinion filed as Exhibit 5 to this Registration Statement).*

        23.3   Consent of Paul, Weiss, Rifkind, Wharton & Garrison regarding Exhibit 8 (included in the opinion filed as Exhibit 8 to this Registration Statement).*

        24     Powers of Attorney*


------------------------

*   Previously filed.

    (b) Financial Statement Schedules

    All schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions, are not applicable (and therefore have been omitted), or the required disclosures are contained in the financial statements included herein.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected on the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraph (1)(i) and (1)(ii) above do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westport, Connecticut, on June 11, 1998.


                                PLAYTEX PRODUCTS, INC.

                                BY:           /S/ MICHAEL R. GALLAGHER
                                     -----------------------------------------
                                                Michael R. Gallagher
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
              *                 Chairman of the Board and
------------------------------    Director                      June 11, 1998
        Robert B. Haas

   /s/ MICHAEL R. GALLAGHER     Chief Executive Officer
------------------------------    (Principal Executive          June 11, 1998
     Michael R. Gallagher         Officer) and Director

                                Executive Vice President
              *                   and Chief Financial
------------------------------    Officer (Principal            June 11, 1998
       Michael F. Goss            Financial and Accounting
                                  Officer) and Director

                                Director
------------------------------                                   June, 1998
       Kenneth F. Yontz

                                Director
------------------------------                                   June, 1998
      Timothy O. Fisher

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *
------------------------------
       Douglas D. Wheat         Director                        June 11, 1998

              *
------------------------------
        John W. Childs          Director                        June 11, 1998

              *
------------------------------
     Michael R. Eisenson        Director                        June 11, 1998

------------------------------
      C. Ann Merrifield         Director                         June, 1998



*By:       /s/ MICHAEL R.
              GALLAGHER
      -------------------------
        Michael R. Gallagher
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

EXHIBITS


EXHIBIT NO.                                           DESCRIPTION OF EXHIBIT
-------------  -----------------------------------------------------------------------------------------------------

        1      Form of U.S. Purchase Agreement.*

        1.2    Form of International Purchase Agreement.*

        5      Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to legal matters.*

        8      Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to tax matters.*

       10.1    Stock Purchase Agreement, dated as of June 1, 1998, between the U.S. Purchaser, Childs LP and Blum.

       10.2    Stockholders Agreement, dated as of June 1, 1998, between the Company and the U.S. Purchaser.

       10.3    Agreement No. 1, dated as of June 1, 1998, to the Stock Purchase Agreement, dated as of March 17,
               1995, by and among the Company and the Investors.

       10.4    Registration Rights Agreement, dated June 1, 1998, between the Company and the U.S. Purchaser.

       10.5    First Amended and Restated Registration Rights Agreement, dated June 1, 1998, between the Company and the Investors.

       10.6    First Amended and Restated Registration Rights Agreement, dated June 1, 1998, between the Company and
               Childs LP.

       10.7    Letter Agreement, dated June 1, 1998, from the Company to Childs LP.

       10.8    Letter of Waiver, dated June 1, 1998, from the Company to the International Managers.

       12      Statement of Computation of Ratio of Earnings to Fixed Charges.*

       17      Letter of Resignation, dated June 1, 1998, from John W. Childs to the Company.

       23.1    Consent of KPMG Peat Marwick LLP.*

       23.2    Consent of Paul, Weiss, Rifkind, Wharton & Garrison regarding Exhibit 5 (included in the opinion filed as Exhibit 5 to this Registration Statement).*

       23.3    Consent of Paul, Weiss, Rifkind, Wharton & Garrison regarding Exhibit 8 (included in the opinion filed as Exhibit 8 to this Registration Statement.)*

       24      Powers of Attorney (included on signature pages of this Part II).*


------------------------

*   Previously filed.